

PLAYTIKA HOLDING CORP.

2023 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-39896

PLAYTIKA HOLDING CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**81-3634591**
(State of other jurisdiction	**(I.R.S. Employer**
of incorporation or organization)	**Identification No.)**

c/o Playtika Ltd.
HaChoshlim St 8
Herzliya Pituach, Israel
972-73-316-3251

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	PLTK	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based upon the last sale price of the registrant's common stock, $0.01 par value, as reported on the Nasdaq Global Market on June 30, 2023, the aggregate market value of the common stock held by non-affiliates of the registrant as of such date was $766.7 million. For purposes of these computations only, all of the Registrant's executive officers and directors and entities affiliated with them have been deemed to be affiliates.

As of February 22, 2024, the registrant had 370,648,791 shares of common stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III, Items 10, 11, 12, 13, and 14 incorporate by reference certain specific portions of the definitive Proxy Statement for Playtika Holding Corp.'s 2024 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A. Only those portions of the Proxy Statement which are specifically incorporated by reference herein shall constitute a part of this annual report.

PLAYTIKA HOLDING CORP.
FORM 10-K
INDEX

			Page
Part I.			
		Cautionary Note About Forward Looking Statements	6
	Item 1.	Business	8
	Item 1a.	Risk Factors	18
	Item 1b.	Unresolved Staff Comments	59
	Item 1c.	Cybersecurity Risk Management and Strategy	59
	Item 2.	Properties	60
	Item 3.	Legal Proceedings	61
	Item 4.	Mine Safety Disclosures	63
Part II.			
	Item 5.	Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	64
	Item 6.	Reserved	65
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	66
	Item 7a.	Quantitative and Qualitative Disclosures About Market Risk	82
	Item 8.	Financial Statements and Supplementary Data	84
	Item 9.	Changes In and Disagreements with Accountants On Accounting and Financial Disclosure	134
	Item 9a.	Controls and Procedures	134
	Item 9b.	Other Information	134
	Item 9c.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	135
Part III.			
	Item 10.	Directors, Executive Officers and Corporate Governance	135
	Item 11.	Executive Compensation	135
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	135
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	135
	Item 14.	Principal Accounting Fees and Services	135
Part IV.			
	Item 15.	Exhibits, Financial Statement Schedules	135
	Item 16.	Form 10-K Summary	139
Signatures			140

The following terms are used in this Annual Report on Form 10-K unless otherwise noted or indicated by the context:

"Alpha" means Alpha Frontier Limited, a company formed under the laws of the Cayman Islands.

"ASC" means Accounting Standards Codification.

"ASU" means Accounting Standards Update.

"Average Revenue per Daily Active User" or "ARPDAU" means (i) the total revenue in a given period, (ii) divided by the number of days in that period, (iii) divided by the average Daily Active Users during that period.

"Average Revenue per Paying User" or "ARPPU" means (i) the total revenue derived from the purchase of in-game virtual items in a given period, (ii) divided by the number of days in that period, (iii) divided by the average DPUs during the period.

"CIE" means Caesars Interactive Entertainment, Inc.

"Credit Agreement" means our Credit Agreement, dated as of December 10, 2019, by and among us, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto, as amended, which includes the Credit Facilities, consisting of the Revolving Credit Facility and the Term Loan.

"Credit Facilities" means our Revolving Credit Facility and Term Loan, each pursuant to the Credit Agreement.

"Daily Active Users" or "DAUs" means the number of individuals who played one of our games during a particular day on a particular platform. Under this metric, an individual who plays two different games on the same day is counted as two DAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks on the same day would be counted as two Daily Active Users. Average Daily Active Users for a particular period is the average of the DAUs for each day during that period.

"Daily Payer Conversion" means (i) the total number of Daily Paying Users, (ii) divided by the number of Daily Active Users on a particular day. Average Daily Payer Conversion for a particular period is the average of the Daily Payer Conversion rates for each day during that period.

"Daily Paying Users" or "DPUs" means the number of individuals who purchased, with real world currency, virtual currency or items in any of our games on a particular day. Under this metric, an individual who makes a purchase of virtual currency or items in two different games on the same day is counted as two DPUs. Similarly, an individual who makes a purchase of virtual currency or items in any of our games on two different platforms (e.g., web and mobile) or on two different social networks on the same day could be counted as two Daily Paying Users. Average Daily Paying Users for a particular period is the average of the DPUs for each day during that period.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"GAAP" means accounting principles generally accepted in the United States.

"GDPR" means the General Data Protection Regulation.

"Giant" means Giant Investment Co., Ltd.

"Monthly Active Users" or "MAUs" means the number of individuals who played one of our games during a calendar month on a particular platform. Under this metric, an individual who plays two different games in the same calendar month is counted as two MAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks during the same month would be counted as two Monthly Active Users. Average Monthly Active Users for a particular period is the average of the MAUs for each month during that period.

"Nasdaq" means the Nasdaq Global Select Market.

"Notes" means our $600.0 million aggregate principal amount of our 4.250% senior notes due 2029 pursuant to an indenture dated March 11, 2021.

"Playtika," the "Company," "we," "us" and "our" mean Playtika Holding Corp. and its subsidiaries.

"Playtika Holding UK" means Playtika Holding UK II Limited, a company formed under the laws of England and Wales, and a wholly owned subsidiary of Alpha.

"Revolving Credit Facility" means our $600.0 million senior secured revolving credit facility pursuant to the Credit Agreement.

"SEC" means the Securities and Exchange Commission.

"SOFR" means the Secured Overnight Financing Rate.

"Term Loan" means our $1,900.0 million senior secured first lien term loan pursuant to the Credit Agreement.

CAUTIONARY NOTE ABOUT FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K, including the documents incorporated by reference, contains or may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act. All statements other than statements of historical facts contained in this annual report, including statements regarding our business strategy, plans and our objectives for future operations, are forward-looking statements. Further, statements that include words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intend," "intent," "may," "might," "potential," "present," "preserve," "project," "pursue," "should," "will," or "would," or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. The achievement or success of the matters covered by such forward-looking statements involves significant risks, uncertainties and assumptions, including, but not limited to, the important factors discussed in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment and industry. As a result, it is not possible for our management to assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this Annual Report on Form 10-K, including the documents incorporated by reference, may not occur and actual results could differ materially and adversely from those anticipated, predicted or implied in the forward-looking statements.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include without limitation:

- actions of our majority shareholder or other third parties that influence us;
- our reliance on third-party platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues, and the risk that such platforms may adversely change their policies;
- our reliance on a limited number of games to generate the majority of our revenue;
- our reliance on a small percentage of total users to generate a majority of our revenue;
- our free-to-play business model, and the value of virtual items sold in our games, is highly dependent on how we manage the game revenues and pricing models;
- our inability to identify acquisition targets that fit our strategy or complete acquisitions and integrate any acquired businesses successfully or realize the anticipated benefits of such acquisitions could limit our growth, disrupt our plans and operations or impact the amount of capital allocated to mergers and acquisitions;
- our ability to compete in a highly competitive industry with low barriers to entry;
- our ability to retain existing players, attract new players and increase the monetization of our player base;
- we have significant indebtedness and are subject to the obligations and restrictive covenants under our debt instruments;
- the impact of the COVID-19 pandemic or other health epidemics on our business and the economy as a whole;
- the impact of an economic recession or periods of increased inflation, and any reductions to household spending on the types of discretionary entertainment we offer;
- our controlled company status;
- legal or regulatory restrictions or proceedings could adversely impact our business and limit the growth of our operations;
- risks related to our international operations and ownership, including our significant operations in Israel, Ukraine and Belarus and the fact that our controlling stockholder is a Chinese-owned company;
- geopolitical events, such as the Wars in Israel and Ukraine;
- our reliance on key personnel;
- market conditions or other factors affecting the payment of dividends, including the decision whether or not to pay a dividend;

- whether our Board of Directors approves a stock repurchase program and any uncertainties regarding the amount and timing of repurchases under such a stock repurchase program;
- security breaches or other disruptions could compromise our information or our players' information and expose us to liability; and
- our inability to protect our intellectual property and proprietary information could adversely impact our business.

In addition, statements about the impact of the Wars in Israel and Ukraine are subject to the risks that hostilities may escalate and expand and that the actual impact may differ, possibly materially, from what is currently expected. Additional factors that may cause future events and actual results, financial or otherwise, to differ, potentially materially, from those discussed in or implied by the forward-looking statements include the risks and uncertainties discussed in the sections entitled "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur, and reported results should not be considered as an indication of future performance. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements speak only as of the date they are made. Except as required by law, we undertake no obligation to update any forward-looking statements for any reason to conform these statements to actual results or to changes in our expectations.

PART I

As used in this Annual Report on Form 10-K, unless the context suggests otherwise, the terms "Playtika," the "Company," "we," "our," and "us" mean Playtika Holding Corp. and its subsidiaries.

ITEM 1.   BUSINESS

Overview

Our mission is to entertain the world through infinite ways to play.

We are one of the world's leading developers of mobile games creating fun, innovative experiences that entertain and engage our users. We have built best-in-class live game operations services and a proprietary technology platform to support our portfolio of games which enable us to drive strong user engagement and monetization. Our games are free-to-play, and we are experts in providing novel, curated in-game content and offers to our users, at optimal points in their game journeys. Our players love our games because they are fun, creative, engaging, and kept fresh through a release of new features that are customized for different player segments. As a result, we have retained paying users over long periods of time.

We have primarily grown our game portfolio through acquisitions. Once we acquire games, we seek to enhance the scale and profitability of those games by applying our live operations services and our technology platform, the Playtika Boost Platform. By leveraging this platform, our game studios can dedicate a greater portion of their time to creating innovative content, features, and experiences for players.

We have a powerful combination of scale and operating cash flow. In the year ended December 31, 2023, we generated $2,567.0 million in revenues, net income of $235.0 million and $832.2 million in Credit Adjusted EBITDA, representing a net income margin of 9.2%, and a Credit Adjusted EBITDA margin of 32.4%.

We were founded in Israel in 2010, when we released our first game, *Slotomania*, which remains the second largest game in our portfolio based on revenues as of December 31, 2023. On January 15, 2021, we became a publicly traded company with our common stock traded on the Nasdaq Global Select Market under the ticker symbol "PLTK ."

Our Core Strengths

Portfolio of sustainable, top grossing games with a loyal user base

Our strategy is to focus on a select number of games that we believe have the potential for high revenues and longevity that we can continue to grow through our live operations expertise. Our goal is to create games that are highly engaging and foster social connection among our players. We build long-term, sustainable games by employing a combination of creative and technical staff that includes storytellers, coders, artists, and data-scientists.

We are experts in live operations

We run best-in-class live operations for our games, which drive the successful engagement and monetization of our users. Through our live operations, we actively manage and enhance players' in-game experiences by analyzing individual gameplay and designing game experiences suited to user preferences. By delivering content, offers, and features to users at the right times during their gameplay, we drive paying user conversion, continued monetization, and long-term paying user retention. Our proprietary Playtika Boost Platform provides our game studios with the core technical functionality and live operations services infrastructure needed to run games at scale and rapidly incorporate the latest available functional enhancements.

Our financial discipline drives our success and provides us greater flexibility to deploy capital

Our attractive margin profile is driven by our ability to retain paying users over the long term, our ownership of substantially all of the intellectual property used in our mobile games, and financial discipline. This results in a superior margin profile and cash flow that we can use to reinvest in acquisitions and our business.

Founder-led management team with longstanding tenure at Playtika

We are led by our visionary co-founder, Robert Antokol, who has managed Playtika since inception, transforming the Company from a small games business, through numerous acquisitions and steady organic growth, to become one of the largest mobile games platforms in the world. Further, most of our senior management team has been working with us for the significant majority of the Company's history. We believe the tenure of our executive management team has created a chemistry that reinforces stability in our culture and strategy.

Successful track record of pursuing value accretive acquisitions

Our acquisition strategy is focused on identifying and acquiring games with broad appeal that we believe can benefit from the Playtika Boost Platform, our operational experience, and our live operations services. We maintain a highly disciplined approach to acquisitions, and have a proven history of making acquisitions at attractive prices and achieving meaningful synergies.

Data-driven performance marketing capabilities drive our high-ROI user acquisition

We leverage our centralized marketing team to achieve efficiencies across our portfolio of games. Our performance marketing capabilities focus on cost-effectively acquiring users. Our user acquisition strategy is centered on a payback period methodology and we optimize spend between the acquisition of new users and the reactivation of inactive players. Our Daily Payer Conversion increased from 3.3% in the year ended December 31, 2022 to 3.6% in the year ended December 31, 2023, and our ARPDAU increased from $0.76 in the year ended December 31, 2022 to $0.81 in the year ended December 31, 2023. In addition, our average DPUs remained at 0.31 million in the both years ended December 31, 2022 and 2023.

Our Live Operations Services and the Playtika Boost Platform

Since our founding, we have developed most of the core technical functionality and services that form the backbone to support our games. We have built these core technical functions and services, and created a scalable, proprietary technology platform, the Playtika Boost Platform, that enhances our live operations services. Recently our platform has been powered by Machine Learning Platform and artificial intelligence ("AI") engines for various use-cases in marketing, games operations and monetization.

The Playtika Boost Platform includes:

- Digital Studio suite, which is being developed to use digital and AI technologies to optimize marketing, game operations and monetization, including generative AI models for efficient art processes and for our customer support and VIP processes;
- Meta-games and monetization events, including tournaments, challenges, and missions;
- Payment systems, including payment page optimization tools used for direct-to-consumer and Playtika Webstore transactions;
- Loyalty programs;
- User identity capabilities to enable user registration with our games and across Playtika's portfolio;
- Data analytics infrastructure, including business intelligence, simulation, and modelling frameworks and dashboards;
- Tailored user data, including segmentation and grouping, enabling customizable content curation;
- Social gaming infrastructure, including multiplayer game services, match-making algorithms, clans, and intra-game social networking; and
- Customer service, monitoring, disaster recovery, alerts, and security.

One of our core strengths lies in our ability to generate assets that maintain the distinct style and character fidelity of each individual game in our portfolio. Our efforts have involved automating the process of generating creative content for features and promos using state-of-the-art generative AI models. We also utilize Generative AI on VIP and Customer Support domains, where our agents will receive suggestions and recommendations based on Large Language Models integrated into their work platform.

There are also a number of additional services we provide to studios, based on their game's needs and strategies, including:

- Digital Studio: A developing suite of advanced and easy to use tools to maximize efficiency and designed to enhance revenue by personalizing the player experience;
- Player Journey: Proprietary software that allows game operators to create and deploy personalized game content in real-time without extensive software development;
- Campaign Manager: Suite of tools and systems enabling outbound communication with players (push notifications, email, SMS, social networks, etc.);
- Marketing Suite: Enhanced data-driven tools for managing user acquisition and retargeting campaigns, based on Lifetime Value predictions and budget allocation recommendations models driven by AI, reducing operation time and increasing efficiency; operates ad-monetization activities by managing automatic and manual auctions and bids;
- AB Boost: An end-to-end system for planning, executing, an analyzing experiments for AB testing, offers automation and optimization using statistical calculations and AI recommendations;
- Artificial Intelligence / Machine Learning: Software and algorithms to support artificial intelligence and machine learning models to enhance and supplement traditional data analytics;
- Customer Service: Additional tools and software for customer relationship management, account management, and customer service activities; and
- Back Office Services Software (BOSS): Complete suite of back-office support software that helps manage day-to-day game operations and configurations in one place.

Our live operations services and the Playtika Boost Platform are constantly evolving and expanding, as our culture of innovation and optimization allows us to share and implement improvements across our portfolio of games and game studios. The Playtika Boost Platform allows us to analyze data across the full user lifecycle—from user acquisition, through monetization and retention—helping our studios make smarter decisions related to player engagement and monetization. We are able to use our scale to gain significant insight into the operations of our games and refine and implement effective strategies with respect to feature innovation, content cadence, loyalty rewards, game economies, and player segmentation. The Playtika Boost Platform also greatly enhances our acquisition and integration capabilities, providing an effective method to rapidly enhance the infrastructure, growth, and success of acquired games and game studios.

Feature Development

We strive to create features and player experiences that optimize player engagement, intended to result in increased conversion and monetization. We are focused on continuing to implement and enhance features that keep games fresh and increase user engagement, including awarding in-game virtual items, providing engaging new game themes, motifs, challenges and in-game missions, as well as in-game chat and messaging capabilities. We serve these features to our users based on their preferences and the optimal timing during each player's gameplay. Depending on the circumstances, this could mean increasing or decreasing the amount of new features for our players.

Our Acquisitions Strategy

We maintain a highly disciplined approach to acquisitions, and have a proven history of acquiring games and game studios at attractive prices and driving incremental stockholder value from those games by leveraging our live operations services, including the Playtika Boost Platform. Over the past 12 years, we have successfully acquired a number of mobile games and studios, including InnPlay Studios (2023), Youda Games (2023), JustPlay (2022), Reworks (2021), Seriously (2019), Supertreat (2019), Wooga (2018), Jelly Button (2017), House of Fun (2014), World Series of Poker (2013) and Bingo Blitz (2012).

Generally, our strategy involves identifying potential acquisition targets that fall into one of five categories:

- Newly developed or underperforming games with a proven game concept in our core genres to facilitate improvement in engagement, monetization, and retention;
- Established games in our core genres, to increase the trajectory of the games;
- New types of business models within mobile games as well as new genres of games within in-app purchase mobile games;
- Businesses and applications that enable us to further leverage our existing technology and capabilities to offer live-ops and monetization solutions to game developers; or
- Acquisitions to enhance our marketing or technology capabilities.

After an acquisition, we deploy our live operations services and, if appropriate for the acquired game, app or studio, seek to integrate them into the Playtika Boost Platform, providing access to our technical infrastructure. Our ability to quickly integrate acquisitions and realize synergies enables us to compete effectively against other bidders. Additionally, our geographic diversity allows us to integrate acquisition targets, especially studios located in Europe near our other studios and our headquarters in Israel. We consider acquisitions as a pivotal strategy for increasing our mobile game offerings and enhancing the diversity and strength of our portfolio, thereby facilitating its growth and expansion

Marketing and Player Lifecycle Management

Over our history, we have gained significant expertise in acquiring new users, converting users to payers, retaining active users, and re-engaging inactive users. Our success stems from a deep and nuanced understanding of the key aspects of data-based marketing strategies applicable to our industry, including how to measure successful user acquisition as it relates to mobile games, where to allocate marketing spend, how to optimize media buying budgets, and how to design ads that attract users who are likely to install and play our games.

We develop tailored monetization and retention strategies for different parts of our users' lifecycles, including before they become paying users, after they become paying users, and for users who become inactive. We operate a centralized marketing team that performs key functions like media buying on behalf of our various studios. We have also made acquisitions to bring certain marketing capabilities in house to increase our effectiveness.

Payback period-oriented approach to user acquisition

Our disciplined user acquisition strategy is centered on a payback period approach, which focuses on user monetization efforts that recoups our marketing spend during a reasonable timeframe. We focus on efficiently acquiring users that can be active for long periods of time. We acquire users from more than 60 different sources, including mobile ad networks, search and social networks.

Re-targeting

We use re-targeting campaigns to reactivate our inactive users. We have made significant investments in our measurement and re-targeting capabilities, and intend to continue to focus on these capabilities, particularly as many of our games were released several years ago. We leverage these investments to create personalized retargeting campaigns to re-engage former users. Our attractive margin profile is driven by our ability to retain paying users over the long term, our ownership of substantially all of the intellectual property used in our mobile games, and financial discipline. This results in a superior margin profile and cash flow that we can use to reinvest in acquisitions and our business.

Our Portfolio of Games

Our portfolio includes 24 games, 14 of which we actively manage and promote, and our top nine games collectively represented 95.7% of our revenues for the year ended December 31, 2023. Many of our games are classic in nature with mass appeal due to their highly engaging game mechanics. Our portfolio includes both casual and social casino-themed games. For the year ended December 31, 2023, our casual games generated 56.7% of our revenues, with our social casino-themed games accounting for the remaining 43.3%. Our two largest games, *Slotomania* and *Bingo Blitz*, generated approximately 46% of our revenues for the year ended December 31, 2023.

Overview of Top 9 Games

- *Bingo Blitz* is a bingo adventure where users progress through various levels in the theme of major global cities and are able to connect with others to earn virtual items and bonuses, including additional virtual coins and power-ups.
- *Slotomania* is a premier social slots game with an inventory of over 300 original slot games where players earn in-game virtual rewards and virtual coins and have the ability to purchase virtual items, including virtual coins, boosts and other items to further their progression and unlock more virtual rewards.
- *Solitaire Grand Harvest* modernizes the classic solitaire game by adding new elements and challenges.
- *June's Journey* is a hidden object game that is set in the 1920's, where players step into the role of amateur detective June Parker to investigate mysterious quests.
- *House of Fun* features an inventory of over 400 uniquely-themed slot games with a standard leveling system where players earn virtual in-game items including virtual rewards, bonuses and coins progressing through various missions that are updated regularly.
- *World Series of Poker* is the official social app of the World Series of Poker and allows players to compete with friend and other players to win their own virtual World Series of Poker Bracelet.
- *Caesars Slots* features an inventory of over 200 slot games developed to have a look and feel similar to those played in casinos, including high roller lounges only accessible to those with a certain amount of virtual coins and a special "Golden Room" that provides players with exclusive features.
- *Best Fiends* is a classic match-3 game with RPG-like character development featuring an expansive story set in the mystical world of Minutia.
- *Redecor* is a mobile application that combines elements of home design and mobile gaming.

Research and Development

Our research and design team has extensive expertise in creating new content and gameplay features as well as proprietary tools and systems to enable the efficient design, development and implementation of new content and features. We invest heavily in research and development, and approximately 76% of our employees are employed in research and development, which enables us to consistently introduce updates and enhancements to our games, which we strive to do on an effective basis.

We have a diverse pool of talent located in game development hubs, including in Israel and Germany. This provides us with both a funnel of new, internally developed game concepts, ideas for improvements to our systems, and close relationships with those local game-development communities.

Competition

We face significant competition in all aspects of our business. Our primary competitors include Tencent Holdings, Activision Blizzard (Microsoft), Electronic Arts, Take-Two Interactive/Zynga, Light & Wonder/SciPlay, AppLovin and Aristocrat/Pixel United. On the broadest scale, we compete for the leisure time, attention and discretionary spending of our players versus other forms of offline and online entertainment, including social media, reading and other video games on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation and access to distribution channels.

We believe these factors, among other things, enable us to compete effectively in the market. Our industry and the markets for our games, however, are highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new games, development platforms and services. Successful execution of our strategy depends on our continuous ability to attract and retain players, expand the market for our games, convert inactive players into paying users, maintain a technological edge and offer new capabilities to players. In some cases, we compete against gaming operators who could expand their product lines to include more directly competitive games that could compete with our content.

Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical and other resources, and, in some cases, the ability to rapidly combine online platforms with full-time and temporary employees. Internationally, local competitors may have greater brand recognition than us in their local country and a stronger understanding of local culture and commerce. They may also offer their products and services in local languages we do not offer.

Intellectual Property

We consider our intellectual property rights, including our trademarks, copyrights, and trade secrets, in the aggregate, material to our business. We endeavor to protect our investment in our intellectual property by seeking protection in the jurisdictions where we do business, as appropriate. We generally obtain trademark protection and often seek to register trademarks for the names and designs under which we market and license our games. As of December 31, 2023, we owned approximately 994 registered trademarks in the United States, and approximately 876 registered trademarks in jurisdictions outside of the United States. Additionally, many of the feature elements of our games, including game characters, are subject to copyright protection.

In addition to the intellectual property that we own, we license certain intellectual property from third parties. In particular, we license intellectual property related to our *Caesars Slots* and *World Series of Poker* games and have been granted an exclusive, worldwide and royalty-bearing license to certain intellectual property associated with *World Series of Poker* through September 23, 2031, and an exclusive, worldwide and royalty-bearing sublicense to certain trademarks and domain names associated with *Caesars Slots* through December 31, 2026. These licenses permit the development, design, manufacture, offering for sale, advertising, promotion, distribution, sale and use of *Caesars Slots* and *World Series of Poker* intellectual property in social and free-to-play games.

We believe the value associated with our brands and the brands licensed under which we market and license our games contributes to the appeal and success of our games, and our future ability to develop, acquire or license new brand names of similar quality is important to our continued success. Therefore, we continue to invest in the recognition of our brands and the brands we license. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. Effective intellectual property protection may not be available in the United States or other jurisdictions where our games are distributed. Further, we may be unable to renew our existing brand and content licenses on favorable terms or at all and to obtain additional licenses, which could materially harm our business, financial condition, results of operations and prospects. See "Risk Factors—Risks Related to Intellectual Property."

Government Regulation

We are subject to various state, federal and international laws and regulations that apply to companies operating online, including over the internet and mobile platforms, such as those relating to privacy, data security, consumer protection, protection of minors, online safety, advertising and marketing, intellectual property, competition, and taxation, among others, all of which are continuously evolving and developing. As we offer our games in many countries worldwide, foreign jurisdictions may claim we are required to comply with local laws, including in jurisdictions where we have no local presence, offices, or other equipment. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. The scope and interpretation of the laws and regulations that are or may be applicable to us are often uncertain and may conflict. Additional laws in these and other areas affecting our business are likely to be enacted in the future, which could limit or require changes to the ways in which we conduct our business and could both increase our compliance costs and decrease our revenues.

If we become liable under additional laws or regulations, or we are not able to comply with these additional laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

Some of our games are based upon traditional casino games, such as slots and poker. We believe that our games and game features do not constitute gambling and are intended for entertainment purposes only. Our games do not offer an opportunity to win real money. However, there is significant opposition in some jurisdictions to social gaming, including social casino gaming, and some jurisdictions have expressed concern that social casino games, in particular, present significant risks of encouraging gambling behavior especially with respect to children and people who already have gambling problems. Anti-gaming groups in several states and countries have specifically targeted social casino games, which could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern social gaming or social casino gaming specifically. For example, while a bill introduced in Australia in 2020 to ban online social casino games (through an amendment of the Interactive Gambling Act of 2001) remains under consideration, in May 2023 the Australian Government published Guidelines for the Classification of Computer Games, set to go into effect late 2024, which would limit games containing 'simulated gambling' features to adults 18 and over. These types of opposition efforts could lead to a prohibition on social gaming or social casino gaming altogether, restrict our ability to advertise our games or substantially increase our costs to comply with regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business. Furthermore, in 2020 and 2021 plaintiffs in several U.S. states sued Apple, Google and Meta Platform (Facebook), alleging that the platforms violated state gambling laws by allowing the plaintiffs to download and play social casino games, including certain of our social casino games. We cannot predict the outcome of these lawsuits and these lawsuits, or similar suits in the future, could cause Google, Apple, Facebook, or other third-party platform providers to deny our social casino games access to their platforms or the platforms could seek to pass on liability, including defense costs, for these suits to us under the indemnity provisions in our agreements with such platforms, which could have a material adverse effect on our business. In December 2023, the Company was informed that Google was beginning to enforce an existing Play Store policy banning simulated gambling apps in thirteen countries across the Middle East and Asia: Algeria, Iran, Jordan, Libya, Oman, Palestine, Qatar, Saudi Arabia, South Korea, Syria, Tunisia, the United Arab Emirates and Yemen. As a result, Google blocked *Slotomania* and *Caesars Slots* in December 2023 and *World Series of Poker* in January 2024 from these countries. Similarly, in January 2024, Indonesia's Ministry of Communication and Information Technology reported that it had conducted a broad sweep of online gambling content on the Google and Apple platforms including non-gambling games that contained gambling-related elements. Shortly thereafter, *Slotomania* was blocked from the Google Play Store in Indonesia. Although we have not experienced a material impact on our business, financial condition or results of operations due to limited revenues we currently have in the affected jurisdictions, if our platform providers took these actions in jurisdictions that are more significant to our operations, it would be harmful to our business.

Additionally, the United States Court of Appeals for the Ninth Circuit has previously held that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including us. In April 2018, a putative class action lawsuit was filed against us in federal district court, alleging that certain of our social casino games, among other things, violate Washington State gambling laws and consumer protection laws. In August 2020, we entered into a settlement agreement to settle this matter, which was approved by the court in February 2021. Since that date, suits have been filed against us in courts in Alabama and Tennessee, alleging that certain of our social casino games violate those states' gambling laws, and several arbitrations have been initiated making similar allegations under the laws of Georgia, Kentucky, Massachusetts, New Jersey, and Ohio. These actions invoke state gambling loss recovery statutes to seek recovery of the purchases made by all players of the games in the respective state during the applicable limitations period. All of the arbitrations resolved to date have either been dismissed or resolved, on an individual basis, at minimal value. The two court lawsuits remain pending. See "Legal Proceedings" for more information.

On May 17, 2022, Guy David Ben Yosef filed a motion for approval of a class action lawsuit in district court in Tel Aviv-Jaffa Israel against Playtika Group Israel Ltd. ("PGI"), on behalf of all of PGI's customers who made game token purchases in Israel as part of games marketed by PGI during the seven years preceding the filing of the motion and for all subsequent customers of such games who purchase tokens until the resolution of the claim. The motion alleges that certain of the Company's slot, poker and solitaire-themed games, including *Slotomania, Caesars Slots, Solitaire Grand Harvest, House of Fun* and *Poker Heat*, constitute illegal gambling and are prohibited under Israeli law and are misleading under Israeli consumer protection laws and alleges unjust enrichment. The motion asserts damages of NIS 50 million. We are currently working with the other side on an agreement to settle this matter. Additional legal proceedings, including demands for arbitration, targeting our games and claiming violations of state, federal or foreign laws, including gambling laws, have occurred and could occur, based on the unique and particular laws of each jurisdiction, particularly as litigation and regulations continue to evolve. See "Legal Proceedings" and "Risk Factors—Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition" for more information.

The widespread implementation of in-game purchases of virtual items and virtual currency in our industry has resulted in the expanded application of existing laws or regulations and has prompted calls for new laws and regulations to address the perceived problems with these virtual items and currency. Calls for legislation have been fueled by complaints from parents whose children have incurred sizeable charges online purchasing virtual currency, "lives" or "power-ups" in order to continue to play or further advance in games advertised as being "free to play." In December 2022, Epic Games and the U.S. Federal Trade Commission (the "FTC"), announced a settlement, in which, among other things, Epic Games agreed to pay $245 million to the FTC relating to in-game purchases in Epic Game's popular Fortnite game. This may result in legislation affecting how we advertise, operate, and earn revenues in games with these features.

There has been an increasing focus on a mechanic widely used in the games industry know as 'loot boxes' (and sometime also 'loot crates' or 'mystery prizes'). A loot box is a mechanic that provides a player with random in-game virtual items in exchange for real-world money or in-game virtual currency. In most countries, it is now clear that loot boxes do not constitute gambling, because the items provided to a player have no real-world value. There are however a few exceptions – one recent example being in Austria, where a court ruled that loot boxes in FIFA Ultimate Team packs, constitute illegal gambling due to the existence of a secondary market for these virtual items. In any event, the use of loot boxes can result in an increasing burden of regulatory compliance and operation restrictions as a result of consumer and advertising laws and regulations, the requirements of platform owners (such as Apple and Google), and the introduction of industry standards and practices, such as the guiding principles published by the UK government in 2023 (the UK Principles). Although the UK Principles are currently only expressed as a set of industry guidelines, if the industry does not implement them, it is possible that legislation will be adopted to enforce these or similar guidelines. It is also possible that the EU and other parts of the world adopt similar guidelines or legislation, and developments of this kind could further restrict our business or negatively affect our revenues.

Data Privacy and Security

We are an Israeli headquartered company with users around the globe. We collect, process, store, use, and share data, some of which contains personal information, in connection with operating our business. Consequently, our business is subject not only to the Israeli Protection of Privacy Law, 5741-1981 (the "PPL"), and the Privacy Protection Regulations (Data Security), 5777-2017, but also to a number of U.S. and international laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission, sharing, and protection of personal information and other consumer data. Such laws and regulations may be inconsistent across jurisdictions or conflict with other rules. The applicability of these laws and regulations to us, and their scope and interpretation, are often uncertain, particularly with respect to laws and regulations outside the United States.

For example, the European Union has adopted strict data privacy and security regulations. The European Union's GDPR, which became effective in May 2018, imposes strict requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. The GDPR created compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws. The GDPR increases financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations). The United Kingdom operates a separate but similar regime to the European Union that allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. Further, we had to comply with the GDPR and also the United Kingdom GDPR (UK GDPR), which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in United Kingdom national law. These laws and regulations have led to additional costs and increased our overall risk exposure.

In addition, the scope of data privacy regulations worldwide continues to evolve. Further, new, increasingly restrictive regulations are coming into force all around the world, such as in China, Belarus, Thailand and Brazil, but also within the

United States. For example, in 2018, California enacted the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. In short, the CCPA:

- provides California consumers, and employees as of January 1, 2023, with new rights to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared;

- will affect marketing activities due to the CCPA's broad definitions of personal information and sale, and

- provides for private actions and permits class actions in the event of a data breach which could result in businesses being subject to substantial statutory fines in cases involving thousands of impacted consumers where the business is found to have failed to implement and maintain reasonable and appropriate security procedures.

The effects of the CCPA are significant and have required, and could continue to require, us to modify our data, security, and marketing practices and policies, and to incur substantial costs and expenses in an ongoing effort to comply with the CCPA and other applicable data protection laws. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA. The CPRA significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities. The CCPA was only the beginning of a trend toward more stringent state privacy legislation in the United States. States such as Colorado, Utah and Virginia have already enacted similar legislation to the CCPA, and other states including Delaware, Indiana, Iowa, Montana, New Jersey, Oregon, Tennessee and Texas have passed similar laws that are set to go into effect in the upcoming months and years.

Israel has also implemented data protection laws and regulations, including the PPL. The PPL imposes certain obligations on the owners of databases containing personal data, including, e.g., a requirement to register databases with certain characteristics, an obligation to notify data subjects of the purposes for which their personal data is collected and processed and of the disclosure of such data to third parties, a requirement to respond to certain requests from data subjects to access, rectify and/or delete personal data relating to them, and an obligation to maintain the security of personal data. In addition, the Protection of Privacy Regulations (Data Security), 5777-2017, that entered into force in May 2018, impose comprehensive data security requirements on the processing of personal data. The Protection of Privacy Regulations (Transfer of Data to Overseas Databases), 5761-2001, further impose certain conditions on cross-border transfers of personal data from databases in Israel.

Certain violations of the PPL are considered a criminal and/or a civil offense and could expose the violating entity to criminal, administrative, and financial sanctions, as well as to civil actions. Additionally, the Israel Privacy Protection Authority, or the Privacy Protection Authority, may issue a public statement that an entity violated the PPL, and such a determination could potentially be used against such entity in civil litigation. The Israeli Ministry of Justice has introduced amendments to the PPL designed, among other things, to enhance the Privacy Protection Authority's investigative and enforcement powers (including powers to impose fines) and to broaden data subject rights.

In addition, there currently are a number of other proposals related to data privacy and security pending before several legislative and regulatory bodies. For example, the European Union is contemplating the adoption of the Regulation on Privacy and Electronic Communications, or the e-Privacy Regulation, which is currently making its way through the European Union legislative process. The current draft of the e-Privacy Regulation imposes strict opt-in e-marketing rules which potentially require new consents (with limited exceptions for business-to-business communications) and significantly increases fining powers to the same levels as the GDPR. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers' internet usage and promote ourselves to them.

We are subject to a variety of laws in the United States and other non-U.S. jurisdictions regarding data privacy, cybersecurity, and consumer protection, which are continuously evolving and developing, including, among others, the laws described above, online safety regulations such as the EU Digital Services Act, the UK Online Safety Act, and the Australia Online Safety Act, competition laws such as the EU Digital Markets Act, consumer protection laws such as the EU's New Deal for

Consumers, whistleblowing laws, such as the EU Whistleblower Directive, and artificial intelligence regulations such as the EU Artificial Intelligence Act and the U.S. Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to additional data privacy, cybersecurity, and consumer protection laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and results of operations.

Human Capital

As of December 31, 2023, we had approximately 3,600 employees. We believe our people are one of our most important assets and our key competitive advantage. We rely on our highly skilled, technically trained and creative employees with desirable skill sets, including game designers, engineers and project managers, to develop new technologies and create innovative games.

To win and keep our talented employees, we devote significant resources to identifying, hiring, integrating, developing careers and retaining these employees. We are able to attract and retain top talent by creating a culture that challenges and engages our employees, offering them opportunities to learn, grow and achieve their multiple career goals and we encourage internal mobility aligned to our talents' interests. Our managers and employees are asked to go through bi-yearly performance and development discussions, allowing us to identify and provide a range of tailor made solutions to our Top-Talent population. We offer an array of career development services to our employees including instructor-led training, different online knowledge resources through our Playtika Academy program or external resources, and a full leadership development journey including mentoring opportunities. Further, we believe that our commitment to a culture of inclusion is integral to our goal of attracting and retaining the best talent and ultimately driving our business performance.

We offer comprehensive compensation and benefits packages to our employees, including, for our U.S. employees, a 401(k) Plan, medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life and accidental death disability insurance. Generally, our non-U.S. employees are eligible for welfare benefits, annual vacation leave, sick leave, convalescence pay, transportation expense reimbursement, advanced study funds, life and disability insurance and other customary or mandatory social benefits. We also offer stock-based compensation as a way to attract and retain key talent. See *Note 13, Equity Transactions and Stock Incentive Plan,* to our audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Stock-based compensation" for further discussion of our benefit plans and stock-based compensation.

Website and Available Information

Our principal executive offices are located at HaChoshlim St 8 Herzliya Pituach, Israel and our telephone number is 972-73-316-3251. Our website address is *www.playtika.com*. Through a link on the Investors section of our website, we make the following filings available free of charge and as soon as reasonably practicable after they are electronically filed or furnished with the SEC: our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this filing.

These filings are also available free of charge on the SEC's website at www.sec.gov.

ITEM 1A.   RISK FACTORS

Our business faces significant risks and uncertainties. Certain important factors may have a material adverse effect on our business, prospects, financial condition and results of operations, any of which could subsequently have an adverse effect on the trading price of our common stock, and you should carefully consider them. Accordingly, in evaluating our business, we encourage you to consider the following discussion of risk factors in its entirety, in addition to other information contained in or incorporated by reference into this Annual Report on Form 10-K and our other public filings with the SEC. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and results of operations in future periods.

Summary of Risk Factors

The risks more fully described below that relate to our business include, but are not limited to, the following important risks:

- we rely on third-party platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues, and such platforms may adversely change their policies;
- a limited number of games generate a majority of our revenues;
- a small percentage of total users generate a majority of our revenues;
- our free-to-play business model, and the value of virtual items sold in our games, is highly dependent on how we manage the game revenues and pricing models;
- our inability to make acquisitions and/or integrate acquired businesses successfully could limit our growth or disrupt our plans and operations;
- we may be unable to successfully develop new games;
- our new games may not be successful after launch;
- we operate in a highly competitive industry with low barriers to entry;
- we have significant indebtedness and are subject to obligations and restrictive covenants under our debt instruments;
- we are controlled by Yuzhu Shi, whose economic and other interests in our business may differ from yours;
- legal or regulatory restrictions or proceedings could adversely impact our business and limit the growth of our operations;
- the impact of an economic recession or periods of increased inflation, and any reductions to household spending on the types of discretionary entertainment we offer;
- our international operations and ownership, including our significant operations in Israel, Ukraine and Belarus and the fact that our controlling stockholder is a Chinese-owned company;
- security breaches or other disruptions could compromise our information or the information of our players and expose us to liability; and
- our inability to protect our intellectual property and proprietary information could adversely impact our business.

Risks Related to Our Business

We rely on third-party platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.

Our games are primarily accessed and operated through platforms operated by Apple, Facebook and Google. A significant number of the virtual items that we sell to paying players are purchased using the payment processing systems of these platforms and, for the year ended December 31, 2023, 70.5% of our revenues were generated through the iOS App Store, Facebook, and Google Play Store. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally on short or without notice. Our business would be harmed if:

- the platform providers discontinue or limit our access to their platforms;

- governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;
- the platforms increase the fees they charge us;
- the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;
- the platforms decline in popularity;
- the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;
- the platforms elect or are required to change how they label free-to-play games or take payment for in-game purchases;
- the platforms block or limit access to the genres of games that we provide in any jurisdiction;
- the platforms impose restrictions or spending caps or make it more difficult for players to make in-game purchases of virtual items;
- the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or
- we are unable to comply with the platform providers' terms of service.

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions, or experienced issues with their features that permit our players to purchase virtual items. Additionally, we rely on two separate third-party online payment service providers to process any payments generated on games accessed and operated on our own Direct-to-Consumer platforms. If any of these third-party service providers is unable to process payments, even for a short period of time, our business would be harmed. These platforms and our third-party online payment service providers may also experience security breaches or other issues with their functionalities. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. As jurisdictions in which we operate and their regulatory bodies adopt or modify laws and regulations, our platform providers may adopt restrictive policies or take other adverse action against the Company and its games in connection with their interpretation and implementation of such laws and regulations. For example, in December 2023, the Company was informed that Google was beginning to enforce an existing Play Store policy banning simulated gambling apps in thirteen countries across the Middle East and Asia: Algeria, Iran, Jordan, Libya, Oman, Palestine, Qatar, Saudi Arabia, South Korea, Syria, Tunisia, the United Arab Emirates and Yemen. As a result, Google blocked *Slotomania* and *Caesars Slots* in December 2023 and *World Series of Poker* in January 2024 from these countries. Similarly, in January 2024, Indonesia's Ministry of Communication and Information Technology reported that it had conducted a broad sweep of online gambling content on the Google and Apple platforms including non-gambling games that contained gambling-related elements. Shortly thereafter, *Slotomania* was blocked from the Google Play Store in Indonesia. Although we are taking steps to oppose and try to reverse these types of actions and have not experienced a material impact on our business, financial condition or results of operations due to limited revenues we currently have in the affected jurisdictions, if our platform providers took these actions in jurisdictions that are more significant to our operations, it would be harmful to our business.

If any such events described above occur on a short-term or long-term basis, or if these third-party platforms and online payment service providers otherwise experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, it would have a material adverse effect on our brands and reputation, as well as our business, financial condition and results of operations.

A limited number of games have generated a majority of our revenues, and we may be unable to offset any declines in revenues from our top games.

Our business is dependent on the success of a limited number of games and on our ability to consistently enhance and improve upon games that achieve significant popularity. Historically, we have depended on such games for a majority of our revenues and we expect that this dependency will continue for the foreseeable future. For example, for the years ended December 31, 2023 and 2022, our top two games by revenue, *Slotomania* and *Bingo Blitz*, collectively generated approximately 46% of our revenues for each period. For a game to remain popular and to retain players, we must effectively enhance, expand and upgrade the game with new features, offers, and content that players find attractive. We may not be successful in these efforts, including not providing enough new features, offers and content or providing too many new features, offers and content. Each of our games requires significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content, and such costs on average have increased over time. Even with these investments, we may experience sudden declines in the popularity of any of our games and fluctuations in the number of daily average users and monthly average users. For example, revenues generated by *Slotomania* declined by approximately 9.0% in 2023. A continued decline in *Slotomania* or a similar decline in any of our other top games would negatively impact our results of operations.

If we fail to attract and retain a significant number of new and existing players to our games or if we experience a reduction in the number of players of our most popular games or any other adverse developments relating to our most popular games occur, our market share and reputation could be harmed and there could be a material adverse effect on our business, financial condition and results of operations.

A small percentage of total users have generated a majority of our revenues, and we may be unable to attract new paying or retain existing paying users and maintain their spending levels.

Revenues of free-to-play games typically rely on a small percentage of players who spend moderate or large amounts of money in games to receive special advantages, levels, access and other features, offers, or content. The vast majority of users play for free or only occasionally spend money in games. As a result, compared to all users who play our games in any period, only a small percentage of such users were paying users. For example, for the year ended December 31, 2023, our average Daily Payer Conversion was 3.6%. In addition, a large percentage of our revenues comes from a small subset of these paying users. Because many users do not generate revenues, and each paying user does not generate an equal amount of revenues, it is particularly important for us to retain the small percentage of paying users and to maintain or increase their spending levels. There can be no assurance that we will be able to continue to retain paying users or that paying users will maintain or increase their spending. It is possible that we could lose more paying users than we gain in the future, which would cause a decrease in the monetization of our games and could have a material adverse effect on our business, financial condition and results of operations.

We invest in new user acquisition and on monetization strategies to convert users to paying users, retain our existing paying users and maintain or increase the spending levels of our paying users. As privacy rules continue to evolve, the effectiveness of our user acquisition activities may go down, and the cost of those activities may increase. If our investments on new user acquisition and monetization strategies do not produce the desired results, we may fail to attract, retain or monetize users and may experience a decrease in spending levels of existing paying users, any of which would result in lower revenues for our games and could have a material adverse effect on our business, financial condition and results of operations.

We believe that the key factors in attracting and retaining paying users include our ability to enhance existing games and game experiences in ways which are specifically appealing to paying users. These abilities are subject to various uncertainties, including but not limited to:

- our ability to provide an enhanced experience for paying users without adversely affecting the gameplay experience for non-paying users;
- our ability to continually anticipate and respond to changing user interests and preferences generally and to changes in the gaming industry;
- our ability to introduce effective amounts of new content to our players;
- our ability to compete successfully against a large and growing number of industry participants with essentially no barriers to entry;
- our ability to hire, integrate and retain skilled personnel;
- our ability to increase penetration in, and enter into new, demographic markets;
- our ability to achieve a positive return on our user acquisition and other marketing investments and to drive organic growth; and
- our ability to minimize and quickly resolve bugs or outages.

Some of our users also depend on our customer support organization to answer questions relating to our games. Our ability to provide high-quality effective customer support is largely dependent on our ability to attract, resource, and retain employees who are not only qualified to support our users, but are also well versed in our games. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation and adversely affect our ability to sell virtual items within our games to existing and prospective users.

If we are unable to attract and retain users, especially paying users, it would have a material adverse effect on our business, financial condition and results of operations.

We utilize a free-to-play business model, which depends on players making optional in-game purchases, and the value of the virtual items sold in our games is highly dependent on how we manage the game revenues and pricing models.

Our games are available to players for free, and we generate nearly all of our revenues from the sale of virtual items when players make voluntary in-game purchases. For example, in each of the years ended December 31, 2023 and 2022, we derived 98.4% and 97.9% of our revenues from in-game purchases, respectively.

Paying users usually spend money in our games because of the perceived value of the virtual items that we offer for purchase. The perceived value of these virtual items can be impacted by various actions that we take in the games, such as offering discounts, giving away virtual items in promotions or providing easier non-paid means to secure such virtual items. If we fail to manage our game economies properly, players may be less likely to spend money in the games, which could have a material adverse effect on our business, financial condition and results of operations.

Unrelated third parties have developed, and may continue to develop, "cheats" or guides that enable players to advance in our games or result in other types of malfunction, which could reduce the demand for in-game virtual items. In particular, for our games where players play against each other, such as our *World Series of Poker* game, there is a higher risk that these "cheats" will enable players to obtain unfair advantages over those players who play fairly, and harm the experience of those players. Additionally, these unrelated third parties may attempt to scam our players with fake offers for virtual items or other game benefits. These scams may harm the experience of our players, disrupt the economies of our games and reduce the demand for our virtual items, which may result in increased costs to combat such programs and scams, a loss of revenues from the sale of virtual items and a loss of players. As a result, players may have a negative gaming experience and be less likely to spend money in the games, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to make acquisitions and integrate any acquired businesses successfully could limit our growth or disrupt our plans and operations.

Historically, a significant portion of our growth has been as a result of our acquisition of complementary studios and games, rather than in-house development, including our acquisition of Wooga GmbH, or Wooga, in 2018, Supertreat GmbH, or Supertreat, in 2019, Seriously Holding Corp., or Seriously, in 2019, Reworks Oy, or Reworks, in 2021, JustPlay.LOL, or JustPlay, in 2022, the Youda Games' card game portfolio in 2023, and G.S InnPlay Labs Ltd., or InnPlay Labs in 2023, and we anticipate that acquisitions will continue to be an important source of growth in the near future. Our ability to succeed in implementing our strategy will depend to some degree upon our ability to identify quality games, applications and businesses and complete commercially viable acquisitions. We cannot assure you that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to successfully grow through these types of transactions also depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies and products and to obtain any necessary financing, and is subject to numerous risks, including:

- failure to identify acquisition, investment or other strategic alliance opportunities that we deem suitable or available on favorable terms;
- problems integrating acquired businesses, technologies or products, including issues maintaining uniform standards, procedures, controls and policies, or applying Boost to our new games;
- unsuccessful efforts to expand and unanticipated challenges in entering into new categories of games and applications, including design entertainment and home design;

- problems properly valuing prospective acquisitions, particularly those with limited operating histories;
- failure to fully identify potential risks and liabilities associated with acquired businesses;
- unanticipated costs associated with acquisitions, investments or strategic alliances;
- adverse impacts on our overall margins;
- diversion of management's attention from the day-to-day operations of our existing business;
- potential loss of key employees of acquired businesses; and
- increased legal and accounting compliance costs.

In addition, the expected cost synergies associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition. We would expect to incur incremental costs and capital expenditures related to integration activities. Acquisition transactions may also disrupt our ongoing business, as the integration of acquisitions would require significant time and focus from management and might delay the achievement of our strategic objectives.

If we are unable to identify suitable target businesses, technologies or products, or if we are unable to integrate any acquired businesses, technologies and products effectively, our business, financial condition and results of operations could be materially and adversely affected, and we can provide no assurances that we will be able to adequately supplement any such inability to successfully acquire and integrate with organic growth. Also, while we employ several different methodologies to assess potential business opportunities, the businesses we may acquire may not meet or exceed our expectations.

We operate in a highly competitive industry with low barriers to entry, and our success depends on our ability to effectively compete.

The mobile gaming industry is a rapidly evolving industry with low barriers to entry, and we expect more companies to enter the industry and a wider range of competing games to be introduced. As a result, we are dependent on our ability to successfully compete against a large and growing number of industry participants. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical and other resources. In particular, certain competitors of our social casino slot games also provide real money gambling offerings which may give them an advantage in recognizable slot content. Internationally, local competitors may have greater brand recognition than us in their local country and a stronger understanding of local culture and commerce. They may also offer their products and services in local languages we do not offer. In addition, the market for our games is characterized by rapid technological developments, frequent launches of new games and enhancements to current games, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. As a result, our industry is constantly changing games and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences. Our competitors may adapt to an emerging technology or business model more quickly or effectively, developing products and games or business models that are technologically superior to ours, more appealing to consumers, or both. Potential new competitors could have significant resources for developing, enhancing or acquiring games and gaming companies, and may also be able to incorporate their own strong brands and assets into their games or distribution of their games. We also face competition from a vast number of small companies and individuals who may be successful in creating and launching games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. New game developers enter the gaming market continuously, some of which experience significant success in a short period of time. A significant number of new titles are introduced each day.

In addition, obtaining and maintaining high ratings of our games on the platforms on which we operate are important as they help drive users to find our games. If the ratings of any of our games decline or if we receive significant negative reviews that result in a decrease in our ratings, our games could be more difficult for players to find or recommend. In addition, we may be subject to negative review campaigns or defamation campaigns intended to harm our ratings. Any such decline may lead to loss of users and revenues, additional advertising and marketing costs, and reputation harm.

Additionally, if our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. For example, Apple developed its own video game subscription service, Apple Arcade, which may compete further with our games. Increased competition and success of other brands, genres, business models and games could result in, among other things, a loss of players, or negatively impact our ability to acquire new players cost-effectively, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future business partners or third-party software providers. By doing so, these competitors may increase their scale, their ability to meet the needs of existing or prospective players and compete for similar human resources. If we are unable to compete effectively, successfully and at a reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition would be adversely impacted.

Our substantial indebtedness could adversely affect our ability to raise additional capital or to fund our operations, expose us to interest rate risk, limit our ability to react to changes in the economy, and prevent us from making debt service payments. In addition, we are subject to obligations and restrictive covenants under our debt instruments that may impair our ability to operate or with which we may not be able to maintain compliance.

We are a highly leveraged company. In March 2021, we issued $600.0 million aggregate principal amount of our 4.250% senior notes due 2029 (our "Notes") in a private offering pursuant to an indenture dated March 11, 2021 (the "Indenture"). As of December 31, 2023, we had $2,452.5 million aggregate principal amount of outstanding indebtedness, in addition to $600.0 million available for borrowing under our Revolving Credit Facility at that date. For the year ended December 31, 2023, we made net principal payments of $14.3 million and paid $146.0 million for interest (net of hedges). Our indebtedness also may include senior secured credit facilities if drawn upon, which we refer to herein as the Credit Facilities, consisting of a $600 million senior secured revolving credit facility, which we refer to herein as the Revolving Credit Facility, and a $1,900 million senior secured first lien term loan, which we refer to herein as the Term Loan. The Credit Facilities were provided pursuant to a credit agreement, which we refer to herein as the Credit Agreement, dated as of December 10, 2019 and amended on March 11, 2021, by and among us, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other parties thereto, as amended.

Our substantial indebtedness could have important consequences for us, including, but not limited to, the following:

- limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, acquisitions, research and development, strategic initiatives or other purposes;
- make it more difficult for us to satisfy our obligations, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, financial covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness, thereby reducing funds available to us for other purposes;
- limit our flexibility in planning for, or reacting to, changes in our operations or business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that are less leveraged and that, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploring;
- increase our vulnerability to general adverse economic industry and competitive conditions;
- restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies, or exploiting business opportunities;
- potentially limit the amount of net interest expense that we and our subsidiaries can use in the future as a deduction against taxable income under applicable tax laws;
- cause us to make non-strategic divestitures;
- limit, along with the financial and other restrictive covenants in the agreements governing our indebtedness, among other things, our ability to borrow additional funds, make investments or dispose of assets;
- limit our ability to repurchase shares and pay cash dividends; and
- expose us to the risk of increased interest rates.

In addition, our Credit Agreement contains a financial covenant applicable to the Revolving Credit Facility thereunder, and our Credit Agreement and the Indenture each contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest, including our ability to, among other things:

- incur additional debt under certain circumstances;
- create or incur certain liens or permit them to exist;
- enter into certain sale and lease-back transactions;
- make certain investments and acquisitions;
- consolidate, merge or otherwise transfer, sell or dispose of our assets;
- pay dividends, repurchase stock and make other certain restricted payments; or
- enter into certain types of transactions with affiliates.

Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness. In the event of such default, the lenders under our Credit Agreement could elect to terminate their commitments thereunder and cease making further loans, and both the lenders under our Credit Agreement and the trustee under the Notes could institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

We may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in the Credit Agreement and the Indenture. If new indebtedness is added to our current debt levels, the related risks described above could intensify. Additionally, the Term Loan matures in March 2028, the Revolving Credit Facility matures in March 2026 and the Notes mature in March 2029. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Credit Agreement or from new indebtedness in an amount sufficient to enable us to pay or refinance our indebtedness or to fund our other liquidity needs.

We expect that we will need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness at comparable interest rates, on commercially reasonable terms or at all. If such refinancing indebtedness is not available at interest rates comparable to our existing indebtedness our interest expense could materially increase, which would have a negative impact on our results of operations. If we cannot timely refinance our indebtedness, we may have to take actions such as issuing additional equity and reducing, delaying or foregoing capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be implemented on commercially reasonable terms or at all.

Our ability to successfully attract in-game advertisers depends on our ability to design an attractive advertising model that retains players.

While the vast majority of our revenues are generated by in-game purchases, a portion of our revenues are generated from the sale of in-game advertisements. For example, in each of the years ended December 31, 2023 and 2022, we derived 1.6% and 2.1% of our revenues from in-game advertising, respectively. If we are unable to attract and maintain a sufficient player base or otherwise fail to offer attractive in-game advertising models, advertisers may not be interested in purchasing such advertisements in our games, which could adversely affect our revenues from in-game advertising. Alternatively, if our advertising inventory is unavailable and the demand exceeds the supply, this limits our ability to generate further revenues from in-game advertising, particularly during peak hours and in key geographies. Further, a full inventory may divert advertisers from seeking to obtain advertising inventory from us in the future, and thus deprive us of potential future in-game advertising revenues. This could have a material adverse effect on our reputation and our business, financial condition and results of operations.

In addition, if we include in-game advertising in our games that players view as excessive, such advertising may materially detract from players' gaming experiences, thereby creating player dissatisfaction, which may cause us to lose players and revenues, and negatively affect the in-game experience for players making purchases of virtual items in our games.

Yuzhu Shi controls us through his indirect interest in Playtika Holding UK II Limited and its ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

As of December 31, 2023, Yuzhu Shi controls shares representing a majority of our combined voting power through his indirect interest in Playtika Holding UK II Limited, or Playtika Holding UK and its affiliates. As long as Yuzhu Shi continues to control shares representing a majority of our voting power, he will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors (unless supermajority approval of such matter is required by applicable law and our amended and restated certificate of incorporation). In the ordinary course of his business activities, Yuzhu Shi may engage in activities where his interests may not be the same as, or may conflict with, the interests of our other stockholders. Even if Yuzhu Shi were to control less than a majority of our voting power, he may be able to influence the outcome of corporate actions so long as he controls a significant portion of our voting power. For example, as we previously disclosed in June 2021, Yuzhu Shi and certain affiliates of Yuzhu Shi entered into an agreement that, if consummated, would have entitled Giant Network Group Co. Ltd., or Giant, a publicly traded company on the Shenzhen Stock Exchange, to be transferred beneficial ownership of certain shares of ours currently owned by Mr. Shi and his affiliates, the result of which would have been that Giant would control the voting power of the shares of our common stock and would permit Giant to consolidate us for accounting purposes. Had that transaction been consummated, Giant informed us that they would have been required to obtain the approval of its board of directors for substantially all potential acquisitions by it or its consolidated subsidiaries, including acquisitions by us, and, in certain cases, approval from Giant's stockholders, which could have created potential conflicts between Yuzhu Shi's affiliates and us on our acquisition strategies. Further, Giant informed us that had the transaction been consummated, substantially all derivative transactions and other extraordinary transactions undertaken by Playtika would need to be approved by Giant's board of directors. While that transaction was abandoned, Mr. Shi and his affiliates may, in his and their discretion, seek to consummate similar transactions in the future, and we would not be able to prevent such transactions from being consummated. In addition, Mr. Shi and his affiliates have in the past informed the Company of certain ongoing liquidity needs that could drive a desire or need to engage in certain transactions that affect the Company, including through the potential sale of shares in the Company. In January 2022, Mr. Shi and his affiliates announced that they were exploring a sale of approximately 15-25% of the Company's outstanding shares. As a result, the Company formed a special committee of the board of directors to evaluate strategic alternatives for the Company. Although the strategic alternatives process has been paused, one result of that process was the Company's self-tender offer to repurchase up to $600 million in shares of its common stock which was consummated in the fall of 2022. The self-tender is an example of a transaction that the Company entered into at least in part due to Mr. Shi's need for liquidity. It is possible that these liquidity needs give rise to other Company transactions in the future, including transactions where Mr. Shi's interests may not be the same as, or may conflict with, the interests of our other stockholders.

Our stockholders are not able to affect the outcome of any stockholder vote while Yuzhu Shi controls the majority of our voting power (or, in the case of removal of directors, two-thirds of our voting power). Due to his ownership and rights under our amended and restated certificate of incorporation and our amended and restated bylaws, Yuzhu Shi controls, subject to applicable law, the composition of our board of directors, which in turn controls all matters affecting us, including, among other things:

- any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;
- any determinations with respect to mergers, business combinations or disposition of assets;
- determination of our management policies;
- determination of the composition of the committees on our board of directors;
- our financing policy;
- our compensation and benefit programs and other human resources policy decisions;
- changes to any other agreements that may adversely affect us;
- the payment of dividends on our common stock; and
- determinations with respect to our tax returns.

In addition, the concentration of Yuzhu Shi's ownership could also discourage others from making tender offers, which could prevent holders from receiving a premium for their common stock. Because Yuzhu Shi's interests may differ from ours or from those of our other stockholders, actions that he takes with respect to us, as our controlling stockholder, may not be favorable to us or to you or our other stockholders.

Changes to digital platforms' rules, including those relating to "loot boxes," or the potential adoption of regulations or legislation impacting loot boxes, could require us to make changes to some of our games' economies or design, which could negatively impact the monetization of these games reducing our revenues.

In December 2017, Apple updated its terms of service to require publishers of applications that include "loot boxes" to disclose the odds of receiving each type of item within each loot box to customers prior to purchase. Google similarly updated its terms of service in May 2019. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a player can acquire a virtual loot box, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the player already has in his or her inventory) until the loot box is opened. The player will always receive one or more virtual items when he or she opens the loot box.

Each of Apple, Google and Facebook are defendants in class action lawsuits alleging, among other things, that social casino games offered through their respective platforms constitute illegal gambling and in addition to seeking monetary damages, the plaintiffs are also seeking that the platforms remove access to the social casino games.

In the event that Apple, Google, Facebook or any of our other platform providers changes its developer terms of service to include more onerous requirements or if any of our platform providers were to prohibit the use of loot boxes in games distributed on its digital platform, we would be required to redesign the economies of the affected games in order to continue distribution on the impacted platforms, which would likely cause a decline in the revenues generated from these games and require us to incur additional costs.

In addition, there are numerous ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, loot box game mechanics have been the subject of increased public discussion – for example, the Federal Trade Commission, or FTC, released a staff perspective in August 2020 highlighting issues raised at an August 2019 public workshop on loot boxes, which encouraged the industry to continue efforts to provide clear and meaningful information to consumers about in-game loot box and related microtransactions. While there have not been any major updates or official actions from the FTC since 2020, the FTC continues to monitor developments surrounding loot boxes and may take appropriate steps to prevent unfair or deceptive practices. The United Kingdom's Department for Digital, Culture, Media and Sport launched a call for evidence in September 2020 into the impact of loot boxes on in-game spending and gambling-like behavior in connection with the UK government's review of the 2005 Gambling Act (the principal gambling regulation in the United Kingdom), and politicians have cited loot boxes as an example of recent technology innovation where government regulation is needed. In July 2022, the UK government issued a conclusion to the call for evidence and while it did not call for paid loot boxes to be deemed gambling, it called for companies within the industry to engage in self-regulation, including taking actions to protect children and their ability to access and purchase loot boxes. As a result, in July 2023, the trade body, UK Interactive Entertainment, published industry guidance on loot boxes which is designed to address the concerns raised by the government. The guidance provides for a twelve-month implementation period. In October 2020, a Netherlands district administrative court upheld an administrative order by the Dutch gambling authority demanding that Electronic Arts remove certain loots boxes from one of its games because they violated Dutch gambling laws and recommended a maximum fine of 10 million euros for non-compliance with the administrative order. For the first time, the Dutch district administrative court ruled that virtual items can constitute a prize for purposes of gambling legislation. However, in March 2022, the highest administrative court in the Netherlands decided a final appeal in Electronic Arts' favor and determined that the loot boxes in its FIFA games do not contravene Dutch gambling law. In June 2023, the Dutch Minister of Economic Affairs sent a letter to Parliament, outlining her Consumer Agenda, which included a ban on loot boxes in the EU and in the Netherlands and the amendment of legislation to characterize loot boxes as an unfair commercial practice. However, details regarding the implementation and timeline for this ban remain unclear. In February 2023, an Austrian court ruled that loot boxes in FIFA Ultimate Team packs, constitute illegal gambling due to the existence of a secondary market for these virtual items. The court deemed this secondary market activity as giving the loot boxes a financial value, in combination with these randomized reward mechanisms, fulfilling a key criterion for gambling under the Austrian law.

It is possible that other courts or regulatory agencies could adopt similarly broad definitions of prize. Additionally, after being restricted in Belgium and the Netherlands, the UK Government concluded its loot boxes consultation and decided on an industry self-regulation approach to loot boxes, publishing its guiding principles in July 2023. See "Business—Government Regulation." In Australia, the Guidelines for the Classification of Computer Games 2023 which are set to go into effect late 2024 would limit games containing 'simulated gambling' features to adults 18 and over, and require games that do not contain simulated gambling, but which contain loot boxes, to be rated M (Mature), meaning they would only be suitable for players aged 15 and over. For legislation regarding protection of particular minors, See "Risk Factors— Risks Related to Our Information Technology and Data Security." Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our platform and service providers' actual or perceived failure to comply with these laws and regulations could harm our business."

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the FTC, U.S. states or other international jurisdictions, which may vary significantly across jurisdictions and which we may be required to comply with, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

Legal or regulatory restrictions could adversely impact our business and limit the growth of our operations.

There is significant opposition in some jurisdictions to social gaming, including social casino games. In September 2018, the World Health Organization added "gaming disorder" to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Additionally, the public has become increasingly concerned with the amount of time spent using phones, tablets and computers per day, and these concerns have increased as people spend more time at home and on their devices over the course of the stay-at-home orders caused by the COVID-19 pandemic. Some states or countries have anti-gaming groups that specifically target social casino games. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino games specifically. These could result in a prohibition on interactive social gaming or social casino games altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business.

The U.S. Court of Appeals for the Ninth Circuit decided that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits and arbitration proceedings have been filed against other defendants, including us. For example, in April 2018, a putative class action lawsuit was filed in federal district court alleging substantially the same causes of action against our social casino games. In August 2020, we entered into a settlement agreement to settle this matter, which was approved by the court in February 2021. In addition, on May 17, 2022, Guy David Ben Yosef filed a motion for approval of a class action lawsuit in district court in Tel Aviv-Jaffa Israel against Playtika Group Israel Ltd. ("PGI"), on behalf of all of PGI's customers who made game token purchases in Israel as part of games marketed by PGI during the seven years preceding the filing of the motion and for all subsequent customers of such games who purchase tokens until the resolution of the claim. The motion alleges that certain of the Company's slot, poker and solitaire-themed games, including *Slotomania, Caesars Slots, Solitaire Grand Harvest, House of Fun* and *Poker Heat,* constitute illegal gambling and are prohibited under Israeli law and are misleading under Israeli consumer protection laws and alleges unjust enrichment. The motion asserts damages of NIS 50 million. In the United States, two lawsuits were filed against us in 2023 in Alabama and Tennessee alleging that our social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. In addition, we received seven demands for arbitration in late 2022 and early 2023 alleging that our games constitute illegal gambling under applicable state law. See "—Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition" and "Business—Legal Proceedings."

In September 2018, sixteen gambling regulators signed a declaration expressing concern over the blurring of lines between gambling and video game products, including social casino gaming. The regulators committed to work together to analyze the characteristics of video games and social gaming, and to engage in an informed dialogue with the video game and social gaming industries to ensure the appropriate and efficient implementation of applicable laws and regulations. The regulators also indicated they would work closely with their consumer protection enforcement agencies. In May 2019, the regulators presented their conclusions and encouraged national consumer protection authorities to continue to be involved in the debate over the blurring of lines between gambling and video game products, while recognizing that ultimately whether these activities trigger the implementation of gambling regulation would depend on each nation's gambling definition. Many other similar cases have been filed in the United States related to allegations regarding legality of loot boxes and purported gambling within video games products. For example, since 2020, there have been many cases filed against social casino game developers, and our third-party platform providers, alleging that social casino games violate various state's gambling laws, including cases in California, Washington, Mississippi, Alabama, Connecticut, Georgia, New York, Ohio and New Mexico. We cannot predict the likelihood, timing, scope or terms of any actions taken, nor can we predict the outcome of any litigation arising, as a result of the declaration, the gambling regulators' resulting conclusions or any future declarations.

Consumer protection concerns regarding games such as ours have been raised in the past and may again be raised in the future. These concerns include: (i) whether social casino games may be shown to serve as a gateway for adolescents to real money gambling; (ii) methods to limit the ability of children to make in-game purchases, and (iii) a concern that mobile game companies are using big data and advanced technology to predict and target "vulnerable" users who may spend significant time and money on mobile games in lieu of other activities. This has resulted in governmental action against another gaming company. In December 2022, Epic Games and the U.S. Federal Trade Commission, or the FTC, announced a settlement, in which Epic Games agreed to pay a $245 million to the FTC relating to in-game purchases in Epic Game's popular Fortnite game. Such concerns could lead to increased scrutiny over the manner in which our games are designed, developed, distributed and presented. We cannot predict the likelihood, timing or scope of any concern reaching a level that will impact our business, or whether we would suffer any adverse impacts to our results of operations, cash flows and financial condition.

Additionally, new laws and regulations, or new interpretations or applications of existing laws and regulations in a manner inconsistent with our practices, have restricted, and may continue to restrict, our games, limit our ability to pursue certain business models, require us to incur substantial costs, expose us to civil or criminal liability, or cause us to change our business practices. These laws and regulations are evolving and involve matters relating to our business, including, among others, online safety regulations such as the EU Digital Services Act, the UK Online Safety Act, and the Australia Online Safety Act, competition laws such as the EU Digital Markets Act, consumer protection laws such as Australia's Guidelines for the Classification of Computer Games 2023, the EU's New Deal for Consumers and whistleblowing laws, such as the EU Whistleblower Directive, and artificial intelligence regulations such as the EU Artificial Intelligence Act and the U.S. Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence, which could result in monetary penalties and create a range of new compliance obligations.

Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition.

We have been party to, are currently party to, and in the future may become subject to additional legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gambling-related matters, securities laws matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement and claims relating to our contracts, licenses and strategic investments.

See "Business—Legal Proceedings." Any securities class action litigation could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition and reputation. These factors may materially and adversely affect the market price of our common stock.

Furthermore, our games may be implicated in lawsuits where we are not the named defendants. For example, in October 2020 and January 2021 plaintiffs in several U.S. states sued Apple and/or Google alleging that the platforms violated state gambling laws by allowing the plaintiffs to download and play social casino games, including certain of our social casino games. These lawsuits, or similar suits in the future, could cause Google, Apple, or other third-party platform providers to deny our social casino games access to their platforms or the platforms could seek to pass on liability, including defense costs, for these suits to us under the indemnity provisions in our agreements with such platforms, which could have a material adverse effect on our results of operations, cash flows, or financial condition.

Additional legal proceedings targeting our games and claiming violations of state, federal or foreign laws could occur, based on the unique and particular laws of each jurisdiction, particularly as litigation claims and regulations continue to evolve. We cannot predict the outcome of any legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows or financial condition.

We rely on a limited number of geographies for a significant portion of our revenues.

Although we have players across the globe, we derive a significant portion of our revenues from a limited number of countries and are dependent on access to those markets. For example, for the year ended December 31, 2023, 69.2% of our revenues were derived from users located in the United States and 95.2% from users located in the United States, Canada, Europe and Australia. Our ability to retain paying players depends on our success in these geographies, and if we were to lose access to these markets or experience a decline in players in these geographies for any reason, it would have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic and similar health epidemics, contagious disease outbreaks and public perception thereof, could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

The COVID-19 pandemic, epidemics, medical emergencies and other public health crises outside of our control could have a negative impact on our business. Large-scale medical emergencies can take many forms and can cause widespread illness and death. For example, in December 2019, a strain of coronavirus surfaced in Wuhan, China, and although there are multiple vaccines approved in various jurisdictions, cases continue to exist across the globe, regardless of vaccine availability and rates of vaccination, including as a result of new variants. Public health crises such as the COVID-19 pandemic could affect the health of our employees, or otherwise impact the productivity of our employees, third-party organizations with which we partner, or regulatory agencies we rely on, which may prevent us from delivering content in a timely manner or otherwise executing our business strategies. These types of health crises could also affect the health of our consumers, which may affect sales of our virtual items in our games or result in lower-than-expected attendance at, or the cancellation of, events hosted by us (as has already occurred for a number of scheduled events). These events could adversely impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in these "Risk Factors."

If general economic conditions decline, demand for our games could decline. In addition, our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which could negatively impact our business.

In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our marketing and promotional expenses, in an effort to offset that reduction, and could negatively impact our business. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as natural disasters, acts of war, pandemics, terrorism, transportation disruptions, climate change or the results of adverse weather conditions. Additionally, disposable income available for discretionary spending may be reduced by unemployment, higher housing, energy, interest, or other costs, or where the actual or perceived wealth of customers has decreased because of circumstances such as lower residential real estate values, increased foreclosure rates, inflation, increased tax rates, or other economic disruptions. Moreover, in periods of increased inflation, such as the one that began in the second half of calendar year 2021, inflationary pressures have caused, and are expected to continue to cause, significant increases in the costs of other products and services which are required by consumers, such as gasoline, home heating and cooling fuels, housing and rental costs, or groceries, which in turn is likely to reduce household spending on the types of discretionary entertainment we offer, and may limit our ability to forecast future demand for our games. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels in decreased spending on our games, and could adversely impact our results of operations, cash flows and financial condition. The Company's total revenues declined by 1.9% during 2023, with revenues from our social casino games portfolio, in particular, declining by 8.1%. If the mobile games industry or subsets of that industry in which we operate, such as social casino games, decline and our revenues decline faster than the industry, it could have a material adverse effect on our business, financial condition and results of operations.

Our systems and operations are vulnerable to damage or interruption from natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events.

We have in the past and may continue to experience disruption as a result of catastrophic events. For example, we previously maintained an office in Crimea, but were forced to close and relocate our personnel as a result of Crimea's annexation by Russia in 2014. Additionally, our primary offices are located in Israel and we have large offices in Belarus and Ukraine, and are therefore subject to a heightened risk of military and political instability. For more information on risks related to our operations in Israel, see "—We have offices and other significant operations located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the ongoing War in Israel." For more information on risks related to our operations in Belarus, see "—Our operations may be adversely affected by ongoing developments in Belarus, Ukraine or Romania."

In the occurrence of a catastrophic event, including a global pandemic like the COVID-19 pandemic or the consequences of climate change, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in application development, lengthy interruptions in our services, breaches of data security and loss of critical data, such as player, customer and billing data as well as intellectual property rights, software versions or other relevant data regarding operations, and there can be no assurances that our insurance policies will be sufficient to compensate us for any resulting losses, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain adequate insurance, and our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. In addition, we may not be able to obtain or renew certain insurance policies either on commercially reasonable terms or at all.

Such losses, or inability to maintain insurance, could adversely affect our business prospects, results of operations, cash flows and financial condition.

We primarily rely on skilled employees with creative and technical backgrounds. The loss of one or more of our key employees, or our failure to attract and retain other highly qualified employees in the future, or any labor disputes, could significantly harm our business.

We primarily rely on our highly skilled, technically trained and creative employees to develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. We have historically hired a number of key personnel through acquisitions, and as competition with several other game companies increases, we may incur significant expenses in continuing this practice. The loss of employees or the inability to hire additional skilled employees as necessary could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. In addition, the Company's recent layoffs could affect its reputation and its ability to recruit new employees in the future.

We are highly dependent on the continued services and performance of our key personnel, including, in particular Robert Antokol, our co-founder, Chief Executive Officer and Chairperson of our board of directors, and our other executive officers and senior management team. In particular, Mr. Antokol oversees our company and provides leadership for our growth and business strategy. Moreover, our success is highly dependent on the abilities of Mr. Antokol's decision making process with regards to the day-to-day and ongoing needs of our business, as well as his understanding of our company as the co-founder of Playtika. Although we have entered into an employment agreement with Mr. Antokol, the agreement has no specific duration and he can terminate his employment at any time, subject to certain agreed notice periods and post-termination restrictive covenants. We do not maintain key-man insurance for Mr. Antokol or any other executive officer or member of our senior management team. In addition, Mr. Antokol and certain other executive officers and members of senior management are participants in the Playtika Holding Corp. Retention Plan (the "2021-2024 Retention Plan") which has in the past provided a significant portion of their overall compensation. The 2021-2024 Retention Plan is set to expire at the end of 2024 and, if the Company does not replace the 2021-2024 Retention Plan with some other form of long-term incentive or retention program, it may adversely impact the Company's ability to retain key personnel including Mr. Antokol.

In addition, our games are created, developed, enhanced and supported in our in-house game studios. The loss of key game studio personnel, including members of management as well as key engineering, game development, artists, product, marketing and sales personnel, could disrupt our current games, delay new game development or game enhancements, and decrease player retention, which would have an adverse effect on our business.

We cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. In particular, we expect to face significant competition from other companies in hiring such personnel as well as recruiting well-qualified staff in multiple international jurisdictions. Furthermore, our competitors may lure away our existing personnel by offering them employment terms that our personnel view as more favorable. As we mature, the incentives to attract, retain and motivate our staff provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. In addition, disputes with employees or works council or other campaigns involving our employees could adversely affect our business. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

We track certain performance metrics with internal and third-party tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business.

We track certain performance metrics, including the number of active and paying players of our games using a combination of internal and third-party analytics tools, including such tools provided by Apple, Facebook and Google. Our performance metrics tools have a number of limitations (including limitations placed on third-party tools, which are subject to change unilaterally by the relevant third parties) and our methodologies for tracking these metrics or access to these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal or external tools we use to track these metrics undercount or over-count performance or contain technical errors, the data we report may not be accurate, and we may not be able to detect such inaccuracies, particularly with respect to third-party analytics tools. In addition, limitations or errors with respect to how we measure data (or how third parties present that data to us) may affect our understanding of certain details of our business, which could affect our long-term strategies. We also may not have access to comparable quality data for games we acquire with respect to periods before integration, which may impact our ability to rely on such data. Furthermore, such limitations or errors could cause players, analysts or business partners to view our performance metrics as unreliable or inaccurate. If our performance metrics are not accurate representations of our business, player base or traffic levels, if we discover material inaccuracies in our metrics or if the metrics we rely on to track our performance do not provide an accurate measurement of our business or otherwise change, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business depends on our ability to collect and use data to deliver relevant content and advertisements, and any limitation on the collection and use of this data could cause us to lose revenues.

When our players use our games, we may collect both personally identifiable and non-personally identifiable data about the player. Often, we use some of this data to provide a better experience for the player by delivering relevant content and advertisements. Our players may decide not to allow us to collect some or all of this data or may limit our use of this data. Any limitation on our ability to collect data about players and game interactions would likely make it more difficult for us to deliver targeted content and advertisements to our players as well as the overall gaming experience. Interruptions, failures or defects in our data collection, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze player data. If that happens, we may not be able to successfully adapt to player preferences to improve and enhance our games, retain existing players and maintain the popularity of our games, which could cause our business, financial condition, or results of operations to suffer.

Additionally, Internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices, including through Apple's Identifier for Advertising, or IDFA, or Google's Advertising ID, or GAID, for Android devices. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, when Apple announced that UDID, a standard device identifier used in some applications, was being superseded and would no longer be supported, application developers were required to update their apps to utilize alternative device identifiers such as universally unique identifier, or, more recently, IDFA, which simplifies the process for Apple users to opt out of behavioral targeting. If players elect to utilize the opt-out mechanisms in greater numbers, our ability to deliver effective advertisements would suffer, which could adversely affect our revenues from in-game advertising.

We compete with other forms of leisure activities, and a failure to successfully compete with such activities could have a material adverse effect on our business, financial condition and results of operations.

We face competition for leisure time, attention and discretionary spending of our players. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet, together represent much larger or more well-established markets and may be perceived by our players to offer greater variety, affordability, interactivity and enjoyment. Consumer tastes and preferences for leisure time activities are also subject to sudden or unpredictable change on account of new innovations, developments or product launches. If consumers do not find our games to be compelling or if other existing or new leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

Our revenue growth rate and financial performance in prior periods may not be indicative of future performance, and our revenue growth rates may decline or our revenue may decline in the future compared to prior periods.

Although our revenue was down to $2,567.0 million in 2023, we experienced revenue growth in prior periods, with revenue of $2,615.5 million and $2,583.0 million, for the years ended December 31, 2022 and 2021. As we continue to operate and work to grow our business, our revenue growth rates may decline or our revenue may decline compared to prior fiscal years due to a number of reasons, which may include more challenging comparisons to prior periods, a decrease in the growth of our overall market or market saturation, slowing demand for our games, our inability to continue to acquire games or game studios, and our inability to capitalize on growth opportunities. In addition, our growth rates may experience increased volatility due to global societal and economic disruption, such as those related to global conflicts or public health crises such as the COVID-19 pandemic and related government responses thereto.

Our business may suffer if we do not successfully manage our future growth.

We intend to continue to expand the scope of the games we provide. Any future growth, particularly to the extent that we experience rapid growth, will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. Further, we have grown our business in part by acquiring and integrating complementary businesses and our continued growth will depend to some degree on our continuing ability to find additional commercially viable strategic acquisitions or expanding our internal development.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which could negatively impact the price of our stock.

We are subject to the periodic reporting requirements of the Exchange Act. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the report on our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002 also requires our independent registered public accounting firm to attest to our evaluation. The process of implementing our internal controls and complying with Section 404 is and will be expensive and time-consuming and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness in our internal control, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for short form resale registration, action by the SEC, the suspension or delisting of our common stock from and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

Based on our current plans and market conditions, we believe that cash flows generated from our operations, the proceeds from our January 2021 initial public offering, the issuance and sale of our Notes, and borrowing capacity under our Revolving Credit Facility will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies, or if we decide to return free cash flow to shareholders as we did, for example, through the $600 million self-tender in the fall of 2022 or through the payment of dividends. Accordingly, we may need to engage in equity or debt financings in addition to our Revolving Credit Facility to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Changes in tax laws, tax rates or tax rulings, or the examination of our tax positions, could materially affect our financial condition, effective tax rate, future profitability and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits that we take advantage of could be undermined due to changing tax laws, both in the United States and in other applicable jurisdictions, including Israel. In addition, the taxing authorities in the United States and other jurisdictions where we do business regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits could increase significantly as a result of the open examination in Israel for the tax years ended 2017 through 2021. Should those tax positions not be fully sustained under examination, an acceleration of material income taxes payable, including interest and penalties, could occur. As a result, cash required for payments of income taxes, interest and penalties could be material in the period in which such determination is made. In addition, if such tax positions are not fully sustained, it could have an impact on our ability to take advantage of certain tax benefits associated with the Preferred Technology Enterprise regime in the future. During the fourth quarter of 2022, the Company received a tax assessment from the Israel Tax Authority for the 2017 tax year relating to the Preferred Technology Enterprise regime. The Company completed its review of the assessment and filed a response during the first quarter of 2023 that disputes the assessment. We are also currently disputing a $3.6 million deficit notice relating to the purchase of a private aircraft we received from the Israel Airports Authority. See "Business— Legal Proceedings." We are unable to predict the ultimate outcome of resolution of these disputes, and it is possible that they could have a material effect on our effective tax rate, financial condition, results of operations and cash flows in future periods.

The Company has gross unrecognized tax benefit liabilities and gross offsetting tax benefits in multiple jurisdictions associated with potential transfer pricing adjustments. It is possible that certain taxing authorities could examine the Company's historical transfer pricing methodologies and propose an adjustment that would result in additional tax expense. While tax treaties exist between various countries that reduce the risk of double taxation, in the event of an examination targeting our transfer pricing methodologies, there is a risk that the negotiation between these respective countries' taxing authorities does not align with the Company's expectation, therefore resulting in more net tax expense than what is estimated.

While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve and such resolution could have a material effect on our effective tax rate, financial condition, results of operations and cash flows in future periods.

Our effective tax rate for 2023 was 40.1% compared with 23.7% for 2022. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Taxes on Income." In general, changes in applicable U.S. federal and state and foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our tax expense. Taxing authorities in many jurisdictions in which we operate may propose changes to their tax laws and regulations in response to, among other things, evolving global tax landscapes. These potential changes could have a material impact on our effective tax rate, long-term tax planning and financial results.

Over the last several years, the Organization for Economic Cooperation and Development ("OECD") has been working on a Base Erosion and Profits Shifting Project that would change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. In October 2021, the OECD/G20 inclusive framework on Base Erosion and Profit Shifting (the Inclusive Framework) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform which has now been agreed upon by the majority of OECD members. Pillar One allows countries to reallocate a portion of residual profits earned by multinational enterprises ("MNEs"), with an annual global turnover exceeding €20 billion and a profit margin over 10%, to other market jurisdictions. Pillar Two requires MNEs with an annual global turnover exceeding €750 million to pay a global minimum tax of 15%. On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive. On July 11, 2023 the UK similarly implemented measures to enact the Pillar Two Directive. The EU and UK effective dates are January 1, 2024 and January 1, 2025, respectively, for different aspects of the directive. A significant number of other countries, including the U.S. and Israel, are expected to also implement similar legislation with varying effective dates in the future. The Company is continuing to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries as the impact of the framework is dependent on the extent of which jurisdictions adopt and when, and the resulting inter-jurisdictional interplay. At this time, we are unable to predict if and how these legislative changes will be enacted into law, and it is possible that they could have a material effect on our corporate tax liability and our global effective tax rate.

Effective January 1, 2022, pursuant to the Tax Cuts and Jobs Act of 2017, R&D expenses are required to be capitalized and amortized for tax purposes, which has delayed the deductibility of these expenses and increased the amount of cash taxes we paid during the years ended December 31, 2023 and 2022. We will recover these expenses in subsequent years such that the increased cash outlay is temporary. In the future, among other things, Congress may consider legislation that would defer the capitalization requirement to later years or eliminate the capitalization requirement, possibly with retroactive effect, and/or the IRS may issue guidance on the currently enacted tax law which differs from our interpretation. It is possible that the enactment of new legislation and/or issuance of IRS guidance could have a material effect on our financial condition, results of operations and cash flows in future periods.

Certain tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that our Israeli subsidiaries are eligible for certain tax benefits provided to a Preferred Technology Enterprise under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, including, inter alia, a reduced corporate tax rate on Israeli preferred technology taxable income, as defined in the Investment Law and its regulations. In order to remain eligible for the tax benefits under the Preferred Technology Enterprise regime, our Israeli subsidiaries must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If our Israeli subsidiaries were to fail to continue to meet such conditions, then our Israeli subsidiaries would not be eligible for such tax benefits and our Israeli taxable income would be subject to regular Israeli corporate tax rates. Additionally, if our Israeli subsidiaries increase their activities outside of Israel through acquisitions, their expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. As mentioned above, the Company received a tax assessment from the Israel Tax Authority in 2022 for the 2017 tax year relating to the Preferred Technology Enterprise regime. Although we reviewed the assessment and filed a response during the first quarter of 2023 disputing the assessment, we are unable to predict the ultimate outcome of resolution of the dispute, and it is possible that it could have a material effect on our effective tax rate, financial condition, results of operations and cash flows in future periods.

We could be required to collect additional sales taxes or be subject to other tax liabilities on past sales.

One or more U.S. states or countries may seek to impose incremental or new sales taxes, value added taxes or other tax collection obligations on us. While we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added or other similar taxes for revenue generated on games accessed and operated on our own platforms. Historically, we paid taxes on revenue generated from games accessed on our own platforms in U.S. states where we had a sufficient physical presence or "nexus" based on the location of our U.S. offices and servers. However, there is uncertainty as to what constitutes sufficient physical presence or nexus for a U.S. state to levy taxes, fees and surcharges for sales made over the internet. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes may be imposed on non-European Union companies making digital sales to consumers within the European Union. Additionally, the Supreme Court of the United States ruled in *South Dakota v. Wayfair, Inc. et al*, or *Wayfair*, that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. In response to *Wayfair*, or otherwise, U.S. states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. As a result of the above, we are continuing to work with various jurisdictions to comply with filing requirements associated with our activities that have given rise to sales, use, value added taxes and any other taxes in additional states or jurisdictions in which we historically have not registered to collect and remit taxes. A successful assertion by one or more taxing jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in jurisdictions in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties, and could create significant administrative burdens for us or otherwise harm our business.

If certain U.S. federal income tax rules under Section 7874 of the Internal Revenue Code apply to us, such rules could result in adverse U.S. federal income tax consequences.

Generally, Section 7874 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, will apply if (i) a foreign corporation (or pursuant to a plan or a series of related transactions, two or more foreign corporations in the aggregate) directly or indirectly acquires, within the meaning of Section 7874 of the Code, substantially all of the properties of a U.S. corporation, (ii) the former stockholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the United States acquired corporation and (iii) the foreign corporation's "expanded affiliated group" does not have substantial business activities in the foreign corporation's country of tax residency relative to such expanded affiliated group's worldwide activities. If Section 7874 of the Code were to apply to such acquired U.S. corporation, then it would be treated as an "expatriated entity" for the purposes of these rules. As a consequence, Section 7874 of the Code would limit the ability of such acquired U.S. corporation and its U.S. affiliates to use U.S. federal income tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other potentially adverse tax consequences.

We and our affiliates have engaged in certain transactions involving transfers of property and shares to foreign corporations prior to our initial public offering in January 2021, or the Pre-IPO Transactions. Depending upon various factual and legal issues concerning the Pre-IPO Transactions and our initial public offering, as well as subsequent sales of shares by our existing stockholders, Section 7874 of the Code may apply to cause us to be an "expatriated entity" for U.S. federal income tax purposes. If we were treated as an expatriated entity, there could be significant adverse tax consequences to us. The rules under Section 7874 of the Code are complex and subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and factual uncertainties. Accordingly, there can be no assurance that the IRS will not assert that Section 7874 of the Code applies to us or that such assertion would not be sustained by a court.

We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.

We have net operating loss carryforwards in certain jurisdictions, including Israel, Finland, and the U.S of $126.7 million, $33.8 million, and $8.4 million, respectively. The net operating losses in Israel and the U.S. are carried forward indefinitely. The net operating losses in Finland expire from 2031 through 2033. We believe it is more likely than not that the benefit from certain net operating loss carryforwards will not be realized and as such, we have provided a valuation allowance on $40.7 million of net operating losses.

We are a "controlled company" under the corporate governance rules of Nasdaq and, as a result, qualify for, and may rely on, exemptions from certain corporate governance requirements. If we rely on the exemptions available to a "controlled company" you will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Our controlling stockholder, Playtika Holding UK, which is, in turn, indirectly controlled by Yuzhu Shi and his affiliates, continues to control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and
- the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

While we do not currently rely on the exemptions available to a "controlled company," we may elect to rely on these exemptions in the future. As a result, our board of directors may not have a majority of independent directors, our compensation committee may not consist entirely of independent directors and/or our directors may not be nominated or selected by independent directors. Accordingly, if we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules.

Risks Related to Our International Operations and Ownership

We face added business, political, regulatory, operational, financial and economic risks as a result of our operations and distribution in a variety of countries, any of which could increase our costs and hinder our growth.

A significant portion of our operations are outside of the United States, including our principal executive offices in Israel and large development centers in Ukraine and Belarus, and we generate a significant portion of our revenues from operations outside of the United States. For each of the years ended December 31, 2023 and 2022, we derived approximately 30.8% and 29.5%, respectively, of our revenues from sales to players outside of the United States. Our operations in foreign jurisdictions may subject us to additional risks customarily associated with such operations, including:

- challenges caused by distance, language and cultural differences;
- the complexity of foreign laws, regulations and markets;
- the uncertainty of enforcement of remedies in foreign jurisdictions;
- higher costs associated with doing business internationally;
- the effect of currency exchange rate fluctuations;
- difficulties in staffing and managing international operations;
- the impact of foreign labor laws and disputes;
- the ability to attract and retain key personnel in foreign jurisdictions;
- protectionist laws and business practices that favor local businesses in some countries;
- the economic, tax and regulatory policies of local governments;
- compliance with applicable anti-money laundering, anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws that generally prohibit U.S. persons and companies and their agents from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business;
- limitations on and costs related to the repatriation of funds;
- compliance with applicable sanctions regimes regarding dealings with certain persons or countries;
- restrictions on the export or import of technology or on our ability to operate in those jurisdictions;
- trade and tariff restrictions;
- variations in tariffs, quotas, taxes and other market barriers; and
- difficulties in enforcing intellectual property rights in countries other than the United States.

Certain of these laws also contain provisions that require accurate record keeping and further require companies to devise and maintain an adequate system of internal accounting controls. Although we have policies and controls in place that are designed to ensure compliance with these laws, if those controls are ineffective or an employee or intermediary fails to comply with the applicable regulations and policies or if the design of those policies and controls is incomplete or inadequate, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows and financial condition. In addition, as we operate and sell internationally, we are subject to the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties and other business entities for the purpose of obtaining or retaining business. While we have attempted to implement safeguards to discourage these practices by our employees, consultants and agents, violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which would negatively affect our business, results of operations and financial condition.

Further, our ability to expand successfully in foreign jurisdictions involves other risks, including difficulties in integrating foreign operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company. We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in foreign jurisdictions. In addition, our international business operations could be interrupted and negatively affected by terrorist activity, political unrest or other economic or political uncertainties. Moreover, foreign jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our international sales.

Additionally, while we maintain offices in the United States, most of our senior management and employees are located in our international offices, including our offices in Israel, Belarus, Ukraine and Romania, which subject us to added business, political and economic risks. As of December 31, 2023, we had operations in Australia, Austria, Belarus, Finland, Germany, India, Israel, Netherlands, Poland, Romania, Spain, Switzerland, Ukraine, the United Kingdom and the United States. We have in the past and may continue to experience disruption as a result of catastrophic events in the countries in which we operate. For example, we previously maintained a small office in Crimea, but were forced to close and relocate our personnel as a result of Crimea's annexation by Russia in 2014. For more information on risks related to our operations in Israel, see "—We have offices and other significant operations located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the ongoing War in Israel." For more information on risks related to our operations in Belarus, Ukraine and Romania, see "—Our operations may be adversely affected by ongoing developments in Belarus, Ukraine or Romania."

We have offices and other significant operations located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the ongoing War in Israel.

While we maintain offices in the United States, we maintain offices and conduct significant operations in Israel, and most of our senior management is based in Israel. In addition, many of our employees and officers are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. For example, the current political situation in Israel where the ruling parties are attempting to implement laws that essentially allow the parliament to enact laws that are preemptively immune to judicial review could adversely affect our business and results of operations. In addition, any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business and results of operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Syria, are affecting the political stability of those countries. In addition, the tensions between Israel and Iran and certain extremist groups in the region may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, with limited exceptions. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could cause a significant disruption in our employees' lives and possibly put their lives at risk, which would have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial conditions or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

On October 7, 2023, the State of Israel was attacked by Hamas, a group designated as a terrorist organization by the United States, and the State of Israel subsequently declared war on Hamas. Casualties have been sustained by both sides and the State of Israel has called a percentage of the population into active duty including employees of the Company. We cannot predict the outcome of developments in the War in Israel or the reaction to such developments by other countries or international authorities particularly as the conflict has triggered diplomatic rifts and protests around the world. Hezbollah, a group designated as a terrorist organization by the United States which controls land in Southern Lebanon that borders Israel, and Israeli forces have clashed since the October 7, 2023 attacks by Hamas. An escalation or continuation of the conflict could result in additional military reserve duty call-ups, damage to infrastructure in Israel and other ramifications that could have a material adverse effect on our operations.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We maintain offices in Israel and many of our employees and officers and directors are residents of Israel. Certain of our assets and the assets of these persons are located in Israel. Additionally, a number of our directors are residents of China. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli or Chinese court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel or China, as applicable. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel, as applicable. Israeli or Chinese courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel or China, as applicable, is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli or Chinese court agrees to hear a claim, it may determine that Israeli or Chinese law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli or Chinese law, as applicable. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

We may not be able to enforce covenants not-to-compete under current Israeli and California law, which might result in added competition for our products.

We have non-competition agreements or provisions with most of our Israeli employees and Israeli executive officers, including Robert Antokol, our Chief Executive Officer and Chairperson of our board of directors. These agreements or provisions are governed by Israeli law and prohibit our employees from competing with us or working for our competitors, generally during, and for up to one year after termination of, their employment with us. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for only relatively brief periods of time or in restricted geographical areas. In addition, Israeli courts typically require the presence of additional circumstances, such as a demonstration of an employer's legitimate interest which was damaged; breach of fiduciary duties, loyalty and acting not in good faith; a payment of a special consideration for employee's non-compete obligation; material concern for disclosing employer's trade secrets; or a demonstration that an employee has unique value to the employer specific to that employer's business, before enforcing a non-competition undertaking against such employee.

In addition, post-employment restrictive covenants, barring certain exceptions, are not enforceable in certain U.S. states in which we operate, including California, which may create similar risks of competition. Two of our executive officers, including our President and Chief Financial Officer, are located in California. Although we have non-competition agreements with such officers through the end of 2024, they are unlikely to be enforced by California courts or under California law.

We are subject to certain employee severance obligations, which may result in an increase in our expenditures.

Under Israel's Severance Pay law, 5723-1963, or the Severance Pay Law, employers are required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of their latest monthly salary for each year of service or a portion thereof. These statutory severance obligations are generally more extensive than under U.S. law, and this obligation may result in significant additional expenses for us, including accrued expenses, if we elect to terminate employees in Israel.

The Company and its Israeli subsidiaries have elected to include their Israeli employees under Section 14 of the Severance Pay Law, or Section 14. Section 14 entitles these employees to monthly deposits with third-party insurance companies and pension funds, at a rate of 8.33% of their monthly salary. These payments release the Company from future obligations under the Israeli Severance Pay Law. Accordingly, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the Company's consolidated balance sheet.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. For example, as a result of the Hamas attack on the State of Israel on October 7, 2023 and the ensuing war, dozens of the Company's employees were called into active duty. It is possible that there will be similar or larger-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could adversely affect our business and operations in a material manner.

Our operations may be adversely affected by ongoing developments in Belarus, Ukraine or Romania.

We have significant operations in central and eastern Europe. Since the early 1990s, Russia, Belarus, Ukraine, Romania and other central and eastern European countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy to various degrees. Despite various reforms, the political systems of many of these countries remain vulnerable and unstable. In addition, the political and economic situation in these countries is negatively affected by the global economic crisis and the economic recession in some parts of the world.

Belarus

The political, civil and security situation in Belarus cannot be accurately predicted. Belarus has experienced mass protests throughout the country following the August 2020 election in response to allegations against the government of corruption and election fraud. Despite threats from Belarusian authorities of charges and arrests against demonstrators, protestors have continued to demonstrate. In August 2020, Internet access was restricted to Belarusian citizens, which many citizens and experts have attributed to the government, despite its claim that the disruption was caused by cybersecurity attacks. Belarus shares borders with both Russia and Ukraine, and in February 2022, in connection with escalating tensions involving Russia and Ukraine, Russian military personnel stationed in Belarus were part of an invasion force by Russian forces into Ukraine. Since then, Belarus has been reported to be involved with and provide support to Russian efforts in Ukraine. In response to the support and facilitation by Belarus for the invasion and ongoing conflict, the United States, the European Union and other countries imposed sanctions against multiple individuals and entities in Belarus. In January 2023, Belarus adopted legislation that allows it to replace management of Belarusian entities with foreign shareholders and seize the property of such entities. Other potential retaliatory measures could be taken by the United States and other countries. While we continue to monitor the situation in Belarus closely, any prolonged or expanded unrest, military activities, or sanctions, should they be implemented, could have a material adverse effect on our operations. We currently have a research and development center in Belarus and, accordingly, our business, financial condition, results of operations and prospects are affected by economic, political and legal developments in Belarus.

Ukraine

The political, civil and security situation in Ukraine cannot be accurately predicted since the removal of President Yanukovych from power by the Ukrainian parliament in late February 2014, which was followed by reports of Russian military activity in the Crimean region, the election of Volodymyr Zelensky in May 2019 and military, political and economic conflict with Russia, including the military invasion by Russian forces that began in February 2022. Ukraine's political activities remain fluid and beyond our control. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. Since Fall 2021, Russia had been amassing military personnel near Ukraine's borders, and in February 2022, Russia launched a military invasion into Ukraine. The United States, EU, UK, Canada and Japan have imposed sanctions against and export controls involving Russia, and other potential retaliatory measures could be taken by the United States and other countries. We cannot predict the outcome of developments in Ukraine or the reaction to such developments by the United States, European, U.N. or other international authorities. While we continue to monitor the situation in Ukraine closely, any prolonged or expanded unrest, military activities, or sanctions, should they be implemented, could have a material adverse effect on our operations. We have significant research and development centers in Ukraine and, accordingly, our business, financial condition, results of operations and prospects are affected by economic, political and legal developments in Ukraine.

Romania

The current political environment in Romania is dynamic and may become unstable. In January 2017, the newly elected coalition government led by the Social Democratic Party passed a decree that would have decriminalized certain major corruption cases, which spurred large public protests throughout Romania. Prime Minister Florin Cîtu took over as prime minister in December 2020 and was subsequently dismissed after losing a parliamentary confidence vote on October 5, 2021. Separately, on-going recent military conflict in Ukraine has resulted in a negative impact in the region, affecting Romania's political and economic outlook. Romania has a significant land border with Ukraine and, as a result, ongoing instability or military conflicts in Ukraine could have a significant and adverse effect on Romania's economic and financial stability either directly or indirectly as a result of sanctions. We have a significant research and development center and a customer service center in Romania and, accordingly, our business, financial condition, results of operations and prospects are affected by economic, political and legal developments in Romania.

Any disruption to our operations in Belarus, Ukraine or Romania may be prolonged and require us to reevaluate our operations in those countries, which may be more expensive and harm our business.

Our business may be affected by sanctions, export controls and similar measures targeting Russia and Belarus as well as other responses to Russia's invasion of Ukraine.

As a result of Russia's military conflict in Ukraine, governmental authorities in the United States, the European Union and the United Kingdom, among others, have launched numerous sanctions and export control measures, including:

- blocking sanctions on some of the largest state-owned and private Russian and Belarusian financial institutions (and their subsequent removal from SWIFT);
- blocking sanctions against Russian and Belarusian individuals, including the Russian President and the Belarussian President, other politicians and those with government connections or involved in Russian military activities;
- expansion of sectoral sanctions in the Russian and Belarusian economies and the defense sector, including barring of Russian oil imports and purchases;
- United Kingdom sanctions introducing restrictions on providing loans to, and dealing in securities issued by, persons connected with Russia and restrictions on trade, including in connection with certain security-related goods and technology, iron and steel products, intercepting and monitoring services, maritime goods and technology, jet fuel and fuel additives and UK and EU currency banknotes;
- restrictions on access to the financial and capital markets in the European Union;
- prohibiting against U.S. persons from making new investments in Russia;
- sanctions prohibiting most commercial activities of U.S. and EU persons in Crimea and Sevastopol;
- enhanced export controls and trade sanctions targeting Russia's imports of technological goods as a whole, including tighter controls on exports and reexports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of "end-use" controls to block or impose licensing requirements on exports, as well as higher import tariffs and a prohibition on exporting luxury goods to Russia and Belarus, and
- additional sanctions following the attempted annexation by Russia of Ukraine's Donetsk, Luhansk, Kherson and Zaporizhzhia regions, on October 6, 2022.

As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom or other counties will impose additional sanctions, export controls, trade restrictions or other measures targeting Russia, Belarus or other territories.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant governmental authorities, including in the United Kingdom, the European Union, and other jurisdictions in which we operate. We must be ready to comply with the existing and any other potential additional measures imposed in connection with the conflict in Ukraine. The imposition of such measures could adversely impact our business, including preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities or receiving payment for products already supplied or services already performed with customers.

We review and monitor our contractual relationships with suppliers to establish whether any are a target of the applicable sanctions. In the unlikely event that we identify a party with which we have a business relationship that is the target of applicable sanctions, we would immediately commence a legal analysis of what gives rise to the business relationship, including any contract, to estimate the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. However, given the range of possible outcomes, the full costs, burdens, and limitations on our business may become significant.

Furthermore, even if an entity is not formally subject to sanctions, suppliers, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As result of the ongoing conflict in Ukraine, many U.S., European and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, banking and finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, it is possible that our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional currency is the U.S. Dollar and most of our revenues and expenses are primarily denominated in U.S. Dollars. However, increased international sales in the future may result in greater foreign currency denominated sales, increasing our foreign currency risk.

In addition, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses as well as leases and certain other operating expenses incurred outside the United States and denominated in foreign currencies, are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have entered into hedging transactions with respect to Israeli shekel ("ILS"), Polish Zloty ("PLN") and Romanian Leu ("RON") in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

Yuzhu Shi is a Chinese national and Giant is a Chinese company that indirectly control our controlling stockholder, Playtika Holding UK. For so long as a Chinese individual or company continues to exercise majority voting control over us, changes in U.S. and Chinese laws in the future may make it more difficult for us to operate as a publicly traded company in the United States.

Future developments in U.S. and Chinese laws may restrict our ability or willingness to operate as a publicly traded company in the United States for so long as Yuzhu Shi, who is a Chinese national, and Giant, which is a Chinese company, or other Chinese investors, continue to beneficially own a significant percentage of our outstanding shares of common stock. The relations between China and the United States are constantly changing. During his administration, President Donald J. Trump issued a memorandum directing the President's Working Group on Financial Markets to convene to discuss the risks faced by U.S. investors in Chinese companies and issued several executive orders restricting the operations of Chinese companies, such as the company that owns TikTok, in the United States. Additionally, the federal government has recently passed legislation, such as the Holding Foreign Companies Accountable Act, intended to protect American investments in Chinese companies and has proposed additional legislation intended to enhance the ability of American companies and technology to compete with Chinese technology. Relations between China and the U.S. under President Joseph R. Biden's administration continue to be complex and uncertain. President Biden issued executive orders barring American investment into certain Chinese companies and initiating national security reviews of software applications linked to foreign adversaries such as China, and the U.S. government has sanctioned numerous Chinese nationals and added Chinese companies to the Department of Commerce Entity List. The Chinese government has taken similar measures, including passing the Anti-Foreign Sanctions

Law and imposing sanctions on American nationals and organizations. In addition, various equity-based research organizations have published reports on Chinese companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. While we are not a Chinese company, any similar scrutiny of us, regardless of its merit, could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. Additionally, should we be the subject of or indirectly covered by new legislation or executive orders addressed at protecting American investments in Chinese or Chinese-owned companies, our revenues and profitability would be materially reduced and our business and results of operations would be seriously harmed.

The Committee on Foreign Investment in the United States may modify, delay or prevent our future acquisition or investment activities.

For so long as Giant retains a material ownership interest in us, we will be deemed a "foreign person" under the regulations relating to the Committee on Foreign Investment in the United States, or CFIUS. As such, acquisitions of or investments in U.S. businesses or foreign businesses with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review, the scope of which was recently expanded by the Foreign Investment Risk Review Modernization Act of 2018, or FIRRMA, to include certain non-passive, non-controlling investments (including certain investments in entities that hold or process personal information about U.S. nationals), certain acquisitions of real estate even with no underlying U.S. business, transactions designed or intended to evade or circumvent CFIUS jurisdiction and any transaction resulting in a "change in the rights" of a foreign person in a U.S. business if that change could result in either control of the business or a covered non-controlling investment. FIRRMA also subjects certain categories of investments to mandatory filings. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS's jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment by us, impose conditions with respect to such acquisition or investment or order us to divest all or a portion of a U.S. business that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. Our inability to complete acquisitions and integrate those businesses successfully could limit our growth or disrupt our plans and operations. In addition, among other things, FIRRMA authorizes CFIUS to prescribe regulations defining "foreign person" differently in different contexts, which could result in less favorable treatment for investments and acquisitions by companies from countries of "special concern." If such future regulations impose additional burdens on acquisition and investment activities involving China and Chinese investor-controlled entities, our ability to consummate transactions falling within CFIUS's jurisdiction that might otherwise be beneficial to us and our stockholders would be hindered.

Risks Related to Our Information Technology and Data Security

Our success depends upon our ability to adapt to, and keep pace with, changes in technology, platforms and devices, and evolving industry standards.

Our success depends upon our ability to attract and retain players, which is largely driven by maintaining and increasing the quality and content of our games. To satisfy players, we need to continue to improve their experience and innovate and introduce games that players find useful and that cause them to return to our suite of games more frequently. This includes continuing to improve our technology to tailor our game offerings to the preferences and requirements of additional geographic and market segments, and adapt to the release of new devices and platforms and to improve the user-friendliness and overall availability of our games, all of which can be costly and generate risk. Our ability to anticipate or respond to changing technology and evolving industry standards and to develop and introduce improvements and enhancements to games on a timely basis is a significant factor affecting our ability to remain competitive, expand and attract new players and retain existing players. We cannot assure you that we will achieve the necessary technological advances or have the financial or other resources needed to introduce new games or improvements and enhancements to games on a timely basis or at all. In addition, our ability to increase the number of players of our games will depend on continued player adoption of such games. Accordingly, our failure to develop or adjust to changes in technology, platforms, devices and operating models and evolving industry standards could adversely impact our business. Even where we are able to successfully adapt to changing technology, platforms, devices and operating models and evolving industry standards, we may require substantial expenditures to do so, which could adversely impact our business, financial condition and results of operations.

Our games and other software applications and systems, and the third-party platforms upon which they are made available, could contain undetected errors.

Our games and other software applications and systems, as well as the third-party platforms upon which they are made available, could contain undetected errors, bugs, flaws, corrupted data, defects and other vulnerabilities that could adversely affect the performance of our games. These defects may only become apparent after we launch a new game or publish an update to an existing game, particularly as we launch new games or updates and rapidly release new features to existing games under tight time constraints. For example, these errors could prevent a player from making in-game purchases of virtual items, which could harm our reputation or results of operations. These errors could also be exploited by cheating programs and other forms of misappropriation, leveraged by nefarious actors to expose personal data, or creating other issues or problems harming the overall game-playing experience for our players. This could cause players to reduce their playing time or in-game purchases, discontinue playing our games altogether, or not recommend our games to other players, which could result in further harm to our reputation or results of operations. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could disrupt our operations, cause us to divert resources from other projects, or harm our results of operations.

Any failure or significant interruption in our network could impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to player satisfaction. Most of our games run on our private cloud computing systems that are run through two primary data centers in the United States and one primary data center in the European Union. Our servers located in these data centers are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could cause our games to become unavailable for a short or long period of time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, malicious attempts to cause platform unavailability, and capacity constraints. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Similarly, certain games rely on third-party data centers, which may have similar risks over which we would have less control. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of player experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and results of operations may suffer. We do not maintain insurance policies covering losses relating to our systems, other than losses caused by cyber-attacks for which we have limited insurance coverage, and we do not have business interruption insurance, which may increase any potential harms that the business may suffer from systems failure or business interruptions.

Our success depends on the security and integrity of the games we offer, and security breaches or other disruptions could compromise our information or the information of our players and expose us to liability, which would cause our business and reputation to suffer.

We believe that our success depends in large part on providing secure games to our players. Our business sometimes involves the collection, storage, processing and transmission of players' proprietary, confidential and personal information. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our games may be vulnerable to attacks by hackers, players, vendors or employees or breaches due to malfeasance or other disruptions. Any security breach or incident that we have experienced, or may experience in the future, could result in, and has resulted in unauthorized access to, misuse of, or unauthorized acquisition of our or our players' data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our players or third-party platforms. Any of these could expose us to claims, regulatory investigations, litigation (including class actions), fines and potential liability, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, operating results, and financial condition.

An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose players. Data security breaches and other data security incidents may also result from non-technical means, such as actions by employees or contractors. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows and financial condition.

Our ability to prevent anomalies and monitor and ensure the quality and integrity of our games and software is periodically reviewed and enhanced, but may not be sufficient to prevent future attacks, breaches or disruptions. Similarly, we assess the adequacy of our security systems, including the security of our games and software to protect against any material loss to any of our players and the integrity of our games to players. However, we cannot provide assurances that our business will not be affected by a security breach or lapse.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.

Our information technology has been and in the future may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Hackers and data thieves, state-sponsored threat actors, criminal actors, hacktivists and others are increasingly sophisticated and operate large-scale and complex automated attacks through a variety of vectors such as social engineering/phishing, company insiders, suppliers or providers, and as a result of human or technological error, including misconfigurations, bugs, or other vulnerabilities in software and hardware. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us could also be a source of security risks in the event of a failure of their own security systems and infrastructure.

Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our security systems and infrastructure and the protection of our confidential information and our business.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. Although we have insurance coverage for protecting against cyber-attacks, it may not be sufficient to cover all possible claims stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business or that applicable insurance will be available to us in the future on economically reasonable terms or at all. We could also be negatively impacted by existing and proposed laws and regulations in the United States, Israel, the European Union, and other jurisdictions in which we operate, as well as government policies and practices related to cybersecurity, data privacy, data localization and data protection.

In addition, the platforms on which we distribute games may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the National Institute of Standards and Technology, or NIST, which consists of controls designed to identify and manage cyber-security risks, and we could be negatively impacted to the extent we are unable to comply with such standards.

We rely on information technology and other systems, and any failures in our systems or errors, defects or disruptions in our games could diminish our brand and reputation, subject us to liability and disrupt our business and adversely impact our results of operations.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, our systems are susceptible to damage, outages, disruptions or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks and similar events. Any failures in our computer systems or telecommunications services could affect our ability to operate our games or otherwise conduct business.

Portions of our information technology infrastructure, including those operated by third parties, may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive and resource-intensive. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business. We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver games to players and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision-makers, the ability to manage our business could be disrupted and our results of operations, cash flows and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition.

Substantially all of our games rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory player experience to the players of our games. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our player experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers' ability to access our games, which could in turn materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access.

Our business depends on the growth and maintenance of wireless communications infrastructure.

Our success depends on the continued growth and maintenance of wireless communications infrastructure in the United States and internationally. This includes deployment and maintenance of reliable next-generation digital networks with the speed, data capacity and security necessary to provide reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of subscribers continues to increase, or if existing or future subscribers increase their bandwidth requirements. Wireless communications have experienced a variety of outages and other delays as a result of infrastructure and equipment failures and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our games successfully. In addition, changes by a wireless carrier to network infrastructure may interfere with downloads of our games and may cause players to lose functionality in our games that they have already downloaded. This could harm our reputation, business, financial condition and results of operations.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers' actual or perceived failure to comply with these laws and regulations could harm our business.

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes and guidelines may be inconsistent across jurisdictions or conflict with other rules.

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. For example, in 2018, California enacted the California Consumer Privacy Act ("CCPA"), which became effective on January 1, 2020. The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. The effects of the CCPA are significant and have required, and could continue to require, us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA. The CPRA significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. Further, there currently are a number of additional proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies and a number of U.S. states have adopted consumer protection laws similar to the CCPA. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Further, the European Union has adopted comprehensive data privacy and security regulations. The European Union's Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/ EC (General Data Protection Regulation), or the GDPR, which became effective in May 2018, imposes strict requirements on controllers and processors of personal data in the European Economic Area, or EEA, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. The GDPR created compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws. The GDPR increases financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations). The United Kingdom operates a separate but similar regime to the European Union that allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. Further, beginning January 1, 2021, we were required to comply with the GDPR and also the United Kingdom GDPR (UK GDPR), which, together with the amended United

Kingdom Data Protection Act 2018, retains the GDPR in United Kingdom national law. These laws and regulations lead to additional costs and increase our overall risk exposure.

In recent years, the United States and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While the ePrivacy Regulation was originally intended to be adopted in May 2018 (alongside the GDPR), it is still going through the European legislative process. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions for business-to-business communications and significantly increases fining powers to the same levels as the GDPR. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers' internet usage and promote ourselves to them.

Israel has also implemented data protection laws and regulations, including the *Israeli Protection of Privacy Law,* 5741-1981, or the PPL. The PPL imposes certain obligations on the owners of databases containing personal data, including, e.g., a requirement to register databases with certain characteristics, an obligation to notify data subjects of the purposes for which their personal data is collected and processed and of the disclosure of such data to third parties, a requirement to respond to certain requests from data subjects to access, rectify, and/or delete personal data relating to them and an obligation to maintain the security of personal data. In addition, the Protection of Privacy Regulations (Data Security), 5777-2017, that entered into force in May 2018, impose comprehensive data security requirements on the processing of personal data. The Protection of Privacy Regulations (Transfer of Data to Overseas Databases), 5761-2001, further impose certain conditions on cross-border transfers of personal data from databases in Israel.

Certain violations of the PPL are considered a criminal and/or a civil offense and could expose the violating entity to criminal, administrative, and financial sanctions, as well as to civil actions. Additionally, the Israel Privacy Protection Authority, or the Privacy Protection Authority, may issue a public statement that an entity violated the PPL, and such a determination could potentially be used against such entity in civil litigation. The Israeli Ministry of Justice has introduced amendments to the PPL designed, among other things, to enhance the Privacy Protection Authority's investigative and enforcement powers (including powers to impose fines) and to broaden data subject rights.

Regarding transfers to the United States of personal data (as such term is used in the GDPR and applicable EU member state legislation) about our staff, European users, and other third parties, we utilize certain standard contractual clauses approved by the EU Commission (the SCCs). The SCCs and other cross-border data transfer mechanisms have been the subject of legal challenges and regulatory scrutiny in the past and may face additional legal challenges or be the subject of additional legislative activity and regulatory guidance. We may need to implement different or additional measures to establish or maintain legitimate means for the transfer and receipt of personal data from the European Economic Area, Switzerland and the United Kingdom to the United States (and other countries), and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we face the potential for regulators to apply different standards to the transfer of personal data from the European Economic Area, Switzerland and the United Kingdom to the United States (and other countries), and to block, or require verification of measures taken with respect to, certain data flows from the European Economic Area, Switzerland and the United Kingdom to the United States (and other countries). We also may be required to engage in contract negotiations with third parties that aid in processing data on our behalf, to the extent that any of our service providers or consultants have been relying on invalidated or insufficient transfer mechanisms (including the EU-U.S. Privacy Shield and/or contractual protections) for compliance with evolving interpretations of and guidance for cross-border data transfers pursuant to the GDPR, Swiss privacy laws, and UK privacy laws. In such cases, we may not be able to find alternative service providers which could limit our ability to process personal data from the European Economic Area, Switzerland, or the United Kingdom and increase our costs and/or impact our games or other offerings. We may face a risk of enforcement actions by data protection authorities in the European Economic Area, Switzerland and the United Kingdom relating to personal data transfers. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, and adversely affect our business, financial condition, and results of operations.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from regulatory authorities or self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our business, reputation, legal exposure, financial condition and results of operations.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our games. Additionally, if third parties we work with, such as our service providers or data sharing partners, violate applicable laws, regulations, or agreements, such violations may put our players' and/or employees' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims (including class action claims) or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

While most of our games do not primarily target children under 18 years of age as their primary audience, the FTC, as well as consumer organizations, may consider that the characteristics of several of our games attract children under 13 years of age. The U.S. Children's Online Privacy Protection Act, or COPPA, regulates the collection, use and disclosure of personal information from children under 13 years of age. The FTC has taken action against another gaming company relating to children's' privacy, and in December 2022, Epic Games, the maker of the popular game Fortnite, agreed to pay a $275 million fine for alleged violations of COPPA as well as take other corrective actions. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines. Although we have taken measures to identify which of our games are subject to COPPA due to their child-appealing nature and to comply with COPPA with respect to those games, if COPPA were to apply to us in a manner other than we have assessed or prepared for, our actual or alleged failure to comply with COPPA may increase our costs, subject us to expensive and distracting lawsuits or government investigations, could result in substantial fines or civil damages and could cause us to temporarily or permanently discontinue certain games or certain features and functions in games.

While most of our games do not primarily target children under 18 years of age as their primary audience, the United Kingdom enacted the "Age Appropriate Design Code" (commonly referred to as the "Children's Code"), a statutory code of practice pursuant to the United Kingdom Data Protection Act 2018. This code came into force on September 2, 2020, and became enforceable on September 2, 2021. The code requires online services, including our games that are likely to be accessed by children under 18, to put the best interests of the child's privacy first in the design, development and data-related behavior of the game. The UK government is also separately consulting on legislation in relation to user safety online. The Data Protection Commission in Ireland published its Fundamentals for a Child-Oriented Approach to Data Processing, introducing certain child-specific data protection measures. It is possible that other countries within and outside the European Union will follow with their own codes or guidance documents relating to processing personal information from children or in relation to online harms; currently, other countries are considering or have issued drafts of similar codes, including: France, Denmark, Switzerland. These may result in substantial costs and may necessitate changes to our business practices which may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our games, features or our privacy policy. These platform providers may dictate rules, conduct or technical features that do not properly comply with federal, state, local and foreign laws, regulations and regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information and other consumer data. In addition, these platforms may dictate rules, conduct or technical features relating to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. Any failure or perceived failure by us to comply with these platform-dictated rules, conduct or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us, which in turn could result in significant liability or temporary or permanent suspension of our business activities with these platforms, cause our players to lose trust in us, and otherwise compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach involving personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player and/or employee confidence in our games and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. A security breach could also involve loss or unavailability of business-critical data and could require us to spend significant resources to mitigate and repair the breach, which in turn could compromise our growth and adversely affect our ability to attract, monetize or retain players. These risks could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

Risks Related to Intellectual Property

Our business depends on the protection of our intellectual property rights and proprietary information. If we are unable to obtain, maintain and enforce intellectual property protection for our games, or if the scope of intellectual property protection is not sufficiently broad, others may be able to develop and commercialize games substantially similar to ours, and our ability to successfully commercialize our games may be compromised.

We believe that our success depends, in part, on protecting our owned and licensed intellectual property rights in the United States and in foreign countries, and we strive to protect such intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. Our intellectual property includes certain trademarks, copyrights, patents, and trade secrets relating to our games or technology we operate, and proprietary or confidential information that is not subject to formal intellectual property protection. Our success may depend, in part, on our and our licensors' ability to protect the trademarks, trade dress, names, logos or symbols under which we market our games and to obtain and maintain patent, copyright, trade secret and other intellectual property protection for the technologies, designs, software and innovations used in our games and our business. Though we own certain patents and patent applications relating to our technology and games, it is possible that third parties, including our competitors, may develop similar technology that is not within the scope of our patents, which would limit the competitive advantage of our patented technology, or obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology. We have pursued and continue to pursue the filing of patents and registration of trademarks in the United States and certain foreign jurisdictions, a process that is expensive and time-consuming and may not be successful. We may not be able to obtain protection for our intellectual property rights and even if we are successful in obtaining effective patent, trademark and copyright protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities. Furthermore, changes to intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio and harm our ability to obtain intellectual property protection.

In addition, we cannot assure you that we will be able to maintain consumer value in our trademarks, copyrights or other intellectual property rights in our technologies, designs, software and innovations, and the measures we take to protect our intellectual property rights may not provide us with a competitive advantage. If we are unable to adequately protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends, which could result in competitive harm. For example, in December 2016, a trademark infringement lawsuit was filed in Canadian court by Enigmatus s.r.o. against Playtika Ltd. and CIE regarding our use of the *Slotomania* trademarks, which remains pending. See "Business—Legal Proceedings." Additionally, in October 2020, a patent infringement claim, *NEXRF Corp. v. Playtika Ltd., Playtika Holding Corp. and Caesars Interactive Entertainment LLC*, was filed against Playtika Holding Corp., Playtika Ltd., our subsidiary, and CIE in U.S. District Court, District of Nevada alleging infringement of certain patents related to plaintiff's games.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets and proprietary knowledge to protect our unpatented know-how, technology and other proprietary information and to maintain our competitive position. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information in order to limit access to, and disclosure and use of, our proprietary information, but we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information. Further, we cannot assure you that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly. The steps we have taken to protect our proprietary rights may not be adequate to enforce our rights against infringement, misappropriation or other violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our games.

In the future, we may make claims of infringement against third parties, or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could:

- cause us to incur greater costs and expenses in the protection of our intellectual property;
- potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid; or
- divert management's attention and our resources.

In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuits are unpredictable.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Failure to renew our existing brand and content licenses on favorable terms or at all and to obtain additional licenses would impair our ability to introduce new games, improvements or enhancements or to continue to offer our current games based on third-party content and make their brands and content available.

We license certain intellectual property rights from third parties, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. In particular, we license intellectual property rights related to our *Caesars Slots* and *World Series of Poker* games from CIE. Combined revenues derived from these games accounted for 12.7% and 14.1% of our revenues in each of the years ended December, 2023 and 2022, respectively. Even if games based on licensed content or brands remain popular, any of our licensors could decide not to renew our existing licenses or not to license additional intellectual property rights to us and instead license to our competitors or develop and publish its own games or other applications, competing with us in the marketplace. Many of these licensors already develop games for other platforms and may have significant experience and development resources available to them should they decide to compete with us rather than license to us.

CIE has granted us an exclusive, worldwide and royalty-bearing license to certain intellectual property associated with *World Series of Poker* through September 23, 2031, and an exclusive, worldwide and royalty-bearing sublicense to certain trademarks and domain names associated with *Caesars Slots* through December 31, 2026. The trademarks and domain names associated with *Caesars Slots* were licensed to CIE from Caesars Entertainment Operating Company, Inc., or CEOC, and certain of its affiliates. These licenses permit the development, design, manufacture, offering for sale, advertising, promotion, distribution, sale, and use of *Caesars Slots* and *World Series of Poker* games for social gaming. The *Caesars Slots* license includes non-competition provisions that prevent us from entering into marketing arrangements with other casino companies. Increased competition for licenses may lead to larger guarantees, advances and royalties that we must pay to our licensors when the terms of such licenses expire, which could significantly increase our cost of revenue and cash usage. We may be unable to renew these licenses or to renew them on terms favorable to us, and we may be unable to secure alternatives in a timely manner. Failure to maintain or renew our existing licenses or to obtain additional licenses would impair our ability to introduce new games or to continue to offer our current games, which would materially harm our business, results of operations and financial condition. If we breach our obligations under existing or future licenses, we may be required to pay damages and our licensors might have the right to terminate the license or change an exclusive license to a non-exclusive license. Termination by a licensor would cause us to lose valuable rights and could inhibit our ability to commercialize future games, which would harm our business, results of operations and financial condition. In addition, certain intellectual property rights may be licensed to us on a non-exclusive basis. The owners of nonexclusively licensed intellectual property rights are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, the agreements under which we license intellectual property rights or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

In the future, we may identify additional third-party intellectual property rights we may need to license in order to engage in our business, including to develop or commercialize new games. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on our net sales. Moreover, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property rights licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Even if we are successful in gaining new licenses or extending existing licenses, we may fail to anticipate the entertainment preferences of our players when making choices about which brands or other content to license. If the entertainment preferences of players shift to content or brands owned or developed by companies with which we do not have relationships, we may be unable to establish and maintain successful relationships with these developers and owners, which would materially harm our business, results of operations and financial condition. In addition, some rights are licensed from licensors that have or may develop financial difficulties and may enter into bankruptcy protection under U.S. federal law or the laws of other countries. In particular, CEOC operates in an industry that is vulnerable to changing economic conditions. For example, in 2015, CEOC filed for bankruptcy. If CEOC were to file for bankruptcy again or if any of our licensors files for bankruptcy, our licenses might be impaired or voided, which could materially harm our business, results of operations and financial condition.

We use open source software in connection with certain of our games, which may pose particular risks to our proprietary software, games and services in a manner that could have a negative impact on our business.

We use open source software in connection with our technology and games. The original developers of the open source code provide no warranties on such code and open source software may have unknown bugs, malfunctions and other security vulnerabilities which could impact the performance and information security of our technology. Some open source software licenses require those who distribute open source software as part of their proprietary software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. From time to time, we may face claims from the copyright holders of open source software alleging copyright infringement and breach of contract for failure to meet the open source license terms, such as the failure to publicly disclose our proprietary code that is a derivative work of the open source software. Additionally, the copyright holders of open source software could demand release of the source code of any of our proprietary code that is a derivative work of the open source software, or otherwise seek to enforce, have us specifically perform, or recover damages for the alleged infringement or breach of, the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games. The terms of various open source licenses have been interpreted by courts to a very limited extent, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions, obligations or restrictions on our use of the open source software. We monitor our use of open source software and try to use open source software in a manner that complies with the terms of the open source licenses while at the same time not requiring the disclosure of the source code of our proprietary software. Our failure to comply with the terms of the open source licenses could require us to replace certain code used in our games, pay a royalty or license fee to use some open source code, make the source code of our games publicly available, pay damages for copyright infringement or breach of contract of open source licenses, or temporarily or permanently discontinue certain games. The above risks could have a material adverse effect on our competitive position, business, reputation, legal exposures, financial condition, results of operations, and prospects.

The intellectual property rights of others may prevent us from developing new games and services or entering new markets or may expose us to liability or costly litigation.

Our success depends in part on our ability to continually adapt our games to incorporate new technologies, as well as intellectual property related to game mechanics and procedures, and to expand into markets that may be created by these new developments. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing games based on these technologies or expanding into markets created by these technologies.

We cannot assure you that our business activities and games will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. We have in the past and may in the future be subject to litigation alleging that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, non-practicing entities and former employers of our personnel. For example, in December 2016, a trademark infringement lawsuit was filed in Canadian court by Enigmatus s.r.o. against Playtika Ltd. and CIE regarding our use of the *Slotomania* trademarks, which remains pending. See "Business—Legal Proceedings." In addition, on October 26, 2020, a patent infringement lawsuit was filed in the U.S. District Court, District of Nevada against Playtika Holding Corp., Playtika Ltd. and CIE regarding our use of certain patents related to certain of the defendant's games. A successful claim of infringement by a third party against us, our games or one of our licensees in connection with the use of our technologies, game mechanics or procedures, or an unsuccessful claim of infringement made by us against a third party or its products or games, could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

- be expensive and time consuming to defend or require us to pay significant amounts in damages;
- result in invalidation of our proprietary rights or render our proprietary rights unenforceable;
- cause us to cease making, licensing or using games that incorporate the applicable intellectual property;
- require us to redesign, reengineer or rebrand our games or limit our ability to bring new games to the market in the future;

- require us to enter into costly or burdensome royalty, licensing or settlement agreements in order to obtain the right to use a product or process;
- impact the commercial viability of the games that are the subject of the claim during the pendency of such claim; or
- require us to stop selling the infringing games.

If any of our technologies or games are found to infringe, misappropriate or otherwise violate a third party's intellectual property rights, we could be required to obtain a license from such third party to continue commercializing or using such technology or game. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could also be forced, including by court order, to cease the commercialization or use of the violating technology or game. Accordingly, we may be forced to design around such violated intellectual property, which may be expensive, time-consuming or infeasible. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may not be able to enforce our intellectual property rights throughout the world.

We may be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. Filing, prosecuting, maintaining, defending, and enforcing our intellectual property rights in all jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some jurisdictions outside the United States may be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained protection to develop their own games and, further, may export otherwise violating games to territories where we have protection but enforcement is not as strong as that in the United States. These games may compete with our games, and our intellectual property rights may not be effective or sufficient to prevent such competition. In addition, the laws of some foreign jurisdictions do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some jurisdictions, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain jurisdictions, and we will not have the benefit of protection in such jurisdictions. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such jurisdictions may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign jurisdictions may affect our ability to obtain adequate protection for our games. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other trademarks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our games. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

General Risks

The price of our common stock may fluctuate substantially.

The market price of our common stock has been volatile since our initial public offering in January 2021, with a low of $7.01 and high of $36.06. The market price of our common stock may continue to be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

- changes in analysts' estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' estimates;
- quarterly variations in our or our competitors' results of operations;
- periodic fluctuations in our revenues, which could be due in part to the way in which we recognize revenues;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases or lock-up waivers;
- the trading volume of our common stock;
- general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;
- changes in operating performance and stock market valuations of other technology and entertainment companies generally, or those in the games industry in particular;
- actual or anticipated changes in regulatory oversight of our industry;
- the loss of key personnel, including changes in our board of directors and management;
- programming errors or other problems associated with our products;
- legislation or regulation of our market;
- lawsuits threatened or filed against us, including litigation by current or former employees alleging wrongful termination, sexual harassment, whistleblower or other claims;
- the announcement of new games, products or product enhancements by us or our competitors;
- announced or completed acquisitions of businesses or technologies by us or our competitors;
- announcements related to patents issued to us or our competitors and related litigation;
- announcements by and transactions involving our stockholders, including Playtika Holding UK; and
- developments in our industry.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance.

In addition, in the past, stockholders have instituted securities class action litigation following periods of market volatility. On November 23, 2021, the Company, its directors and certain of its officers were named in a putative class action lawsuit filed in the United States District Court for the Eastern District of New York (Bar-Asher v. Playtika Holding Corp. et al.). The complaint is allegedly brought on behalf of a class of purchasers of the Company's securities between January 15, 2021 and November 2, 2021, and alleges violations of federal securities laws arising out of alleged misstatements or omissions by the defendants during the alleged class period. The amended complaint alleges violations of Section 11 and 15 of the Securities Act of 1933 and seeks, among other things, damages and attorneys' fees and costs on behalf of the putative class. See "Business—Legal Proceedings." Any securities class action litigation could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition and reputation. These factors may materially and adversely affect the market price of our common stock.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

Our stock price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.

The trading market for our common stock is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. The analysts who publish information about our common stock may have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock, including in connection with potential future offerings.

On January 24, 2022, we and our largest shareholder, Playtika Holding UK, announced that Playtika Holding UK had decided to explore options for a potential sale of a portion of the shares of our common stock held by Playtika Holding UK, which may include by means of private placements, public offerings or other transactions. The determination by Playtika Holding UK to conduct any such potential transactions, and the timing thereof, are uncertain and may depend on, among various factors, the price and terms of any such potential transactions, general market and economic conditions and the outcome of any negotiations among the applicable parties. There can be no assurance that the aforementioned explorations of potential transactions will lead to any transactions being agreed or consummated by Playtika Holding UK, and it is possible that the consummation of any such possible transactions could negatively affect the price of our common stock.

On June 28, 2022, Playtika Holding UK announced on Schedule 13D that Playtika Holding UK had entered into a Stock Purchase Agreement (the "Playtika Holding UK – Joffre SPA"), dated as of June 27, 2022, with Joffre Palace Holdings Limited ("Joffre"), pursuant to which, among other things, Joffre agreed to acquire 106,102,467 shares (the "Purchased Shares") of the common stock of the Company from Playtika Holding UK, subject to certain terms and conditions. On January 3, 2023, Playtika Holding UK announced on Schedule 13D that on January 1, 2023, Playtika Holding UK notified

Joffre that it was terminating the Playtika Holding UK – Joffre SPA. Playtika Holding UK may elect to enter into similar transactions in the future, which could similarly potentially negatively affect the price of our common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

- our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- after the date on which Playtika Holding UK and its affiliates cease to beneficially own, in the aggregate, more than 50% in voting power of our stock entitled to vote generally in the election of directors (a "Triggering Event"), our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
- after a Triggering Event, our stockholders may not act by written consent, which will force stockholder action to be taken at an annual or special meeting of our stockholders;
- a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
- our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- our board of directors may alter our bylaws without obtaining stockholder approval;
- the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;
- stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company; and
- our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

There are no assurances that we will pay dividends in the future.

Although we recently announced that our board of directors adopted a dividend policy to issue dividends on a quarterly basis, there are no assurances that we will pay dividends in the future. Our ability to pay dividends is limited to our assets legally available for distribution, and may be adversely affected upon the occurrence of any of the risks described herein. Furthermore, our payment of dividends is also subject to compliance with restrictions contained in our current and future debt arrangements, and any preferred stock we may issue in the future. Any future dividends, and the amounts of such dividends, will be paid only at the discretion of our board of directors and will depend upon our earnings, our financial condition, availability of cash, and such other factors as our board of directors may deem relevant from time to time. Failure to pay dividends in accordance with our policy or at all could cause our stock price to decline, harm our reputation, or otherwise adversely impact us.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the U.S. District Court for the District of Delaware) will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act of 1933, as amended, or the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY RISK MANAGEMENT AND STRATEGY

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We use the NIST Cybersecurity Framework and CIS Critical Security Controls as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. This does not imply that we meet any particular technical standards, specifications, or requirements.

Our cybersecurity risk management program comprises one component of our overall enterprise risk management program which is organized by discipline areas. Our cybersecurity risk management program shares common reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes the following key elements:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;
- integration with software development procedures and processes throughout the lifecycles of our products.

- a team comprised of IT security, IT engineering and IT compliance personnel principally responsible for directing (1) our cybersecurity risk assessment processes, (2) our security processes, and (3) our response to cybersecurity incidents;
- the use of external cybersecurity service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
- cybersecurity awareness training of employees with access to our IT systems and designated security champions throughout the Company's departments;
- a cybersecurity incident response plan and Security Operations Center (SOC) to respond to cybersecurity incidents;
- a third-party risk management process for service providers.

There can be no assurance that our cybersecurity risk management program, including our controls, procedures and processes, will be fully complied with or that our program will be fully effective in protecting the confidentiality, integrity and availability of our information systems, product and network. See "Risk Factors – Our success depends on the security and integrity of the games we offer, and security breaches or other disruptions could compromise our information or the information of our players and expose us to liability, which would cause our business and reputation to suffer."

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized and material, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences."

Cybersecurity Governance

Our Board considers cybersecurity risk as critical to the enterprise and delegates the cybersecurity risk oversight function to the Audit Committee. The Audit Committee oversees management's design, implementation and enforcement of our cybersecurity risk management program.

Our Chief Information Security Officer periodically reports to the Board and leads the Company's overall cybersecurity function. The Audit Committee receives regular reports from our CISO on our cybersecurity risks, including briefings on our cyber risk management program and any cybersecurity incidents. Board members also receive periodic presentations on cybersecurity topics from our CISO or our Chief Technology Officer.

Our CISO supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external cybersecurity service providers; and alerts and reports produced by security tools deployed in the IT environment.

Our CISO is responsible for assessing and managing our material risks from cybersecurity threats. Our CISO has primary responsibility for leading our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our external cybersecurity service providers. Our CISO has significant experience in managing and leading IT and cybersecurity teams. Prior to joining the Company, he served as the chief technology officer and cofounder of a company specializing in cybersecurity services and software. Our CISO reports directly to our CTO who has over twenty years of experience in technology and IT including roles at large global companies.

ITEM 2.   PROPERTIES

We lease facilities in approximately 20 locations throughout the world, including locations in Israel, the United States, Australia, Austria, Belarus, Finland, Germany, Poland, Romania, Switzerland, Ukraine, and the United Kingdom. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to various claims, complaints and legal actions in the normal course of business. In addition, we may receive notifications alleging infringement of patent or other intellectual property rights.

In November 2013, the Company's subsidiary, Playtika, Ltd., sent an initial demand letter to Enigmatus s.r.o., a game developer in the Czech Republic, which owns various U.S. trademark registrations that resemble the Company's Sloto-formative trademark names, demanding that it cease use of the trademark Slotopoly. In response, Enigmatus s.r.o. asserted that it was the owner of the Sloto-formative trademarks and denied that its game title infringed upon the Company's trademarks. Enigmatus s.r.o. applied to register one of the Company's trademarks in the United Kingdom and European Union, and the Company successfully opposed its applications. In December 2016, Enigmatus s.r.o., filed a trademark infringement lawsuit, Enigmatus, s.r.o. v. Playtika LTD and Caesars Interactive Entertainment, Inc., against Playtika, Ltd. and Caesars Interactive Entertainment LLC in the Federal Court of Canada asserting that the Company's use of the *Slotomania* trademarks violates its proprietary and trademark rights. The plaintiff sought injunctive relief and monetary damages. Pleadings have been exchanged and documentary discovery completed. A hearing for summary trial was conducted between June 27-29, 2023. The Company has defended this case vigorously and will continue to do so. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

On November 23, 2021, the Company, its directors and certain of its officers were named in a putative class action lawsuit filed in the United States District Court for the Eastern District of New York (Bar-Asher v. Playtika Holding Corp. et al.). The complaint is allegedly brought on behalf of a class of purchasers of the Company's securities between January 15, 2021 and November 2, 2021, and alleges violations of federal securities laws arising out of alleged misstatements or omissions by the defendants during the alleged class period. On March 10, 2022, the court appointed LBMotion Ltd as lead plaintiff, and the plaintiff filed an amended complaint on May 6, 2022. The amended complaint alleges violations of Section 11 and 15 of the Securities Act of 1933 and seeks, among other things, damages and attorneys' fees and costs on behalf of the putative class. The amended complaint also added the companies that served as underwriters for the Company's IPO as defendants in the lawsuit. On September 15, 2022, in accordance with local rules of the Court, the Company and other defendants in the case filed a letter notifying the Court of defendants' service upon plaintiffs of, among other things, a notice of motion to dismiss plaintiffs' amended complaint and a memorandum of law in support of the defendants' motion to dismiss plaintiffs' amended complaint. On November 30, 2022, the Company filed with the Court a motion to dismiss. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company has defended this case vigorously and will continue to do so.

On November 4, 2022, the Company and certain of its directors were named in a derivative action lawsuit filed in the United States District Court for the Eastern District of New York (Bushansky v. Antokol., et al.). The complaint was brought on behalf of the Company by a putative stockholder alleging that the named directors were negligent in their oversight of the preparation of the Company's Proxy Statement in alleged violation of federal securities laws and that those directors breached their fiduciary duties upon related allegations. The complaint also asserts claims for contribution and indemnification, and aiding and abetting. The complaint seeks, among other things, damages, disgorgement and restitution by the director defendants, and attorneys' fees and costs. Based upon an agreement of plaintiff, the Company, and the other defendants, on February 13, 2023, the Court stayed this action until the resolution of the motion to dismiss in the class action case of Bar-Asher v. Playtika Holding Corp. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company intends to vigorously defend this case.

On May 17, 2022, Guy David Ben Yosef filed a Motion for Approval of a class action lawsuit in district court in Tel Aviv-Jaffa Israel against Playtika Group Israel Ltd. ("PGI"), on behalf of all of PGI's customers who made game token purchases in Israel as part of games marketed by PGI during the seven years preceding the filing of the motion and for all subsequent customers of such games who purchase tokens until the resolution of the claim. The Motion alleges that certain of the Company's slot, poker and solitaire-themed games, including *Slotomania, Caesars Slots, Solitaire Grand Harvest, House of Fun* and *Poker Heat*, constitute illegal gambling and are prohibited under Israeli law and are misleading under Israeli consumer protection laws and alleges unjust enrichment. The Motion asserts damages of NIS 50 million. On January 12, 2023, PGI filed its response to the Motion for Approval. On March 5, 2023, the applicant submitted his reply to PGI's response. A pre-trial hearing was held on May 4, 2023. The parties agreed to appoint a mediator to try and resolve the dispute. The first mediation meeting was held on August 16, 2023 and the second mediation meeting was held on January 7, 2024. The parties are actively working towards a settlement agreement with response to this matter and the expected range of loss is not material to the Company's financial statements as a whole. If a mediated resolution is not reached the Company will continue defending this case vigorously.

On April 10, 2023, Playtika Holding UK II Limited, the Company's controlling shareholder, and certain officers of the Company were sued (Kormos v Playtika Holding UK II Limited, et al.) in the Delaware Chancery Court. The lawsuit alleges generally that the defendants breached fiduciary duties owed to the Company and its stockholders with respect to the controlling shareholder's indication of an interest in selling some or all of its shares, and the resulting strategic review process and self-tender offer. On August 18, 2023, defendants filed with the Court motions to dismiss the claims. A hearing on the motions to dismiss was held on November 21, 2023. On January 18, 2024, the court denied Playtika Holding UK II Limited's motion to dismiss in an oral ruling but reserved decision on the motion to dismiss the claims against the Company's officers for a written opinion. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

On November 13, 2023, plaintiff Gina v. Burt filed a lawsuit against the Company and its subsidiary, Playtika Ltd., in the Circuit Court of Coffee County, Tennessee, alleging that the Company's social casino-themed games are unlawful gambling under Tennessee law. The lawsuit seeks to recover all amounts paid by Tennessee residents to the Company in connection with its games during the period beginning one year before the filing of the lawsuit until the case is resolved but excluding any residents who spent $75,000 or more during such time period. After the Company removed the case to the U.S. District Court for the Eastern District of Tennessee, plaintiff filed a motion to remand the case back to the Coffee County Circuit Court. The Company filed a motion to dismiss and a motion to compel arbitration and intends to oppose the plaintiff's motion to remand. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company intends to defend this case vigorously.

On March 8, 2023, plaintiff Gayla Hamilton Mills filed a lawsuit against the Company and its subsidiary, Playtika Ltd., in the Circuit Court of Franklin County, Alabama, alleging that the Company's social casino-themed games are unlawful gambling under Alabama law. The lawsuit seeks to recover all amounts paid by Alabama residents to the Company in connection with its games during the period beginning one year before the filing of the lawsuit until the case is resolved. After the Company removed the case to the U.S. District Court for the Northern District of Alabama, plaintiff dismissed the complaint and filed a very similar new complaint in the Circuit Court of Franklin County, Alabama on August 25, 2023. The new complaint asserted the same cause of action and bases for relief, but limited the requested recovery to the amounts paid to the Company in connection with its games only by those Alabama residents who spent less than $75,000 during the one year before the filing of the lawsuit until the case is resolved. The Company timely removed the new complaint to the same U.S. district court on September 28, 2023. On October 20, 2023, the plaintiff filed a motion to remand the case back to the Franklin County Circuit Court and pleadings have been exchanged on the motion to remand. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company intends to defend this case vigorously.

On February 27, 2023, the company received a deficit notice from the Ben Gurion Airport Customs House concerning the purchase of a private aircraft. The deficit notice claims that the company's acquisition of the aircraft is an import into Israel, and, as a result, it was obliged to pay purchase tax and VAT for the acquisition. The company disputes that any tax or VAT is owed. On July 26, 2023, the Customs House's definitive response was received, with the deficit notice still intact. The current claimed amount of the deficit notice is approximately $3.6 million. The Company paid the deficit notice under protest and filed a claim with the district court on December 12, 2023. The Company intends to pursue this case vigorously.

The Company received seven demands for arbitration in late 2022 and early 2023 alleging that its games constitute illegal gambling under applicable state law. These demands generally attempted to recover amounts spent by third parties on the Company's games by relying on state gambling loss recovery statutes. All of these demands have either been dismissed or resolved, on an individual basis, at an immaterial value.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

PART II

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol PLTK.

As of February 22, 2024, there were approximately 11 stockholders of record of our common stock.

Dividends

On February 25, 2024, Board of Directors of the Company declared a cash dividend of $0.10 per share of the Company's outstanding common stock, payable on April 5, 2024 to stockholders of record as of the close of business on March 22, 2024, with future dividends subject to market conditions and Board approval.

Stock Performance Graph

The following graph compares the cumulative total stockholder return of our common stock with the cumulative total return of the S&P 500 Index and the NASDAQ Composite Index for the period between January 14, 2021 and December 31, 2023. The graph assumes that $100 was invested in our common stock at the close of market on January 14, 2021 and that any dividends were reinvested. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.



COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN
Among Playtika, the S&P 500 Index,
the NASDAQ Composite Index and the RDG Technology Composite Index

The information furnished under the heading "Stock Performance Graph", including the performance graph, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

ITEM 6.   **RESERVED**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report on Form 10-K. This discussion and analysis contains forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 10-K, particularly under the "Risk Factors" and "Special Note Regarding Forward-Looking Statements" sections.

Overview

We are one of the world's leading developers of mobile games creating fun, innovative experiences that entertain and engage our users. We have built best-in-class live game operations services and a proprietary technology platform to support our portfolio of games which enable us to drive strong user engagement and monetization. Our games are free-to-play, and we are experts in providing novel, curated in-game content and offers to our users, at optimal points in their game journeys. Our players love our games because they are fun, creative, engaging, and kept fresh through a release of new features that are customized for different player segments.

War in Israel

On October 7, 2023, the State of Israel was attacked by Hamas, and the State of Israel subsequently declared war on Hamas. While this war has not had a direct material financial impact on the Company as of the date of this filing, the Company employs approximately 1,100 professionals in Israel. The Company is actively monitoring the developments in this war.

Key Factors Affecting Our Business

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

- *Conversion of players into paying users and ongoing monetization.* While our games are free-to-play, we generate substantially all of our revenues from players' purchases of in-game virtual items. Our financial performance is dependent, in part, on our ability to convert active players into paying players and sustainably grow user spend over the long term. Our players' willingness to consistently make in-app purchases is impacted by our ability to deliver engaging content and personalized user experiences.

- *Acquisitions of games and new technology.* We have grown and expect to continue to grow our business by acquiring games and game studios that we believe can benefit from our live operations services, our Playtika Boost Platform, our design experience, and our scale. When we acquire games and studios, we focus on providing existing audiences with proven content and applying our live operations to create a better game experience for users. We also seek to make acquisitions in technology that enhance our marketing, artificial intelligence and research and development capabilities.

- *Offering of new games and release of new content, offers, and features.* Our key revenue drivers include improving the content, offers, and features in our existing games and the acquisition of new games. In order to enhance the content, offers, and features in our existing games and to develop or acquire new games, we must invest a significant amount of our technological and creative resources, ensuring that we support an effective cadence of novel content creation that drives conversion and continued monetization. These expenditures generally occur months in advance of the release of new content or the launch or acquisition of a new game.

- *User acquisition.* We believe that we will be able to continue to grow our user base, including through traditional marketing and advertising, informal marketing campaigns, and cross-promoting between our games, including new games we develop or acquire. We intend to continue to seek new opportunities to enhance and refine these marketing efforts to acquire new users, including identifying potential technologies to enhance our marketing and advertising capabilities.

Components of our Results of Operations

Revenues

We primarily derive revenue from the sale of virtual items associated with online games.

We distribute our games to the end customer through various web and mobile platforms, such as Apple, Facebook, Google and other web and mobile platforms plus our own Direct-to-Consumer platforms. Through these platforms, users can download our free-to-play games and can purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. Payments from players for virtual items are non-refundable and relate to non-cancellable contracts that specify our obligations and cannot be redeemed for cash nor exchanged for anything other than virtual items within our games.

Our games are played on various third-party platforms for which the platform providers collect proceeds from our customers and pay us an amount after deducting platform fees. For purchases made through both the third-party and Direct-to-Consumer platforms, we are primarily responsible for fulfilling the virtual items, have the control over the content and functionality of games and have the discretion to establish the virtual items' prices. Therefore, we are the principal and, accordingly revenues are recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue.

Cost of revenue

Cost of revenue includes payment processing fees, customer support, hosting fees and depreciation and amortization expenses associated with assets directly involved in the generation of revenues, including servers and internal use software. Platform providers (such as Apple, Facebook and Google) charge a transactional payment processing fee to accept payments from our players for the purchase of in-app virtual goods. Payment processing fees and other related expenses for in-app purchases made through our Direct-to-Consumer platforms are typically 3-4%, compared to a 30% platform fee for third party platforms. We generally expect cost of revenue to fluctuate proportionately with revenues.

Research and development

Research and development consists of salaries, bonuses, benefits, other compensation, including stock-based compensation and allocated overhead, related to engineering, research, and development. In addition, research and development expenses include depreciation and amortization expenses associated with assets associated with our research and development efforts. We expect that research and development expenses specifically associated with new game development will fluctuate over time.

Sales and marketing

Sales and marketing consists of costs related to advertising and user acquisition, including costs related to salaries, bonuses, benefits, and other compensation, including stock-based compensation and allocated overhead. In addition, sales and marketing expenses include depreciation and amortization expenses associated with assets related to our sales and marketing efforts. We plan to continue to invest in sales and marketing to retain and acquire users. However, sales and marketing expenses may fluctuate as a percentage of revenues depending on the timing and efficiency of our marketing efforts.

General and administrative

General and administrative expenses consist of salaries, bonuses, benefits, and other compensation, including stock-based compensation, for all our corporate support functional areas, including our senior leadership. In addition, general and administrative expenses include outsourced professional services such as consulting, legal and accounting services, taxes and dues, insurance premiums, and costs associated with maintaining our property and infrastructure. General and administrative expenses also include depreciation and amortization expenses associated with assets not directly attributable to any of the expense categories above. We also record adjustments to contingent consideration payable recorded after the acquisition date, and legal settlement expenses, as components of general and administrative expense.

Impairment of intangible assets

Our impairment of intangible assets represents charges recorded for the excess of the carrying amount over estimated fair value of our identifiable intangible assets. This occurs when it is determined the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset.

Interest expense and other, net

Our interest expense includes interest incurred under our December 2019 Credit Agreement and amortization of deferred financing costs. We expect to continue to incur interest expense under our Credit Agreement, although such interest expense will fluctuate based upon the underlying variable interest rates. We entered into multiple interest rate swap agreements in March 2021 and in January 2023, accumulating to a total notional value of $1.0 billion, reducing our overall exposure to variable interest rates.

Interest income consists of interest earned on cash and cash equivalents.

Foreign currency translation adjustments, net, include gains and losses resulting from remeasurement of certain non-USD denominated balance sheet times.

Provision for income taxes

The provision for income taxes consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily the United States, the United Kingdom, Israel, Germany, and Austria, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under current U.S. tax law, the federal statutory tax rate applicable to corporations is 21%. Our effective tax rate can fluctuate based on various factors, including our financial results and the geographic mix to which they relate, the applicability of special tax regimes, changes in our business or operations, examination-related developments and uncertain tax positions, and changes in tax law.

Net Income

We calculate net income as revenue minus cost of revenues, research and development, sales and marketing, general and administrative expenses, interest and taxes.

Results of Operations

The tables below show the results of our key financial and operating metrics for the periods indicated.

We measure the performance of our business by using several key financial metrics, including revenue and operating income, and operating metrics, including Daily Active Users, Average Revenue per Daily Active User, Paying Users, and Average Revenue per Paying User. These operating metrics help our management to understand and measure the engagement levels of the Company's players, the size of its audience and its reach. See "Basis of Presentation" and "Summary Consolidated Financial and Other Data" for additional information of these measures.

(in millions, except percentages, Average DPUs, and ARPDAU)	Year ended December 31,					
	2023		**2022**		**2021**	
Revenues	$	2,567.0	$	2,615.5	$	2,583.0
Total cost and expenses	$	2,065.4	$	2,144.1	$	2,020.8
Operating income	$	501.6	$	471.4	$	562.2
Net income	$	235.0	$	275.3	$	308.5
Credit Adjusted EBITDA	$	832.2	$	805.1	$	848.7
Non-financial performance metrics						
Average DAUs		8.7		9.4		10.4
Average DPUs (in thousands)		310		314		300
Average Daily Payer Conversion		3.6 %		3.3 %		2.9 %
ARPDAU	$	0.81	$	0.76	$	0.68
Average MAUs		29.4		31.4		34.0

Comparison of the year ended December 31, 2023 versus the year ended December 31, 2022

(in millions)	Year ended December 31,			
	2023		**2022**	
Revenues earned through third-party platforms	$	1,927.6	$	2,008.6
Revenues earned through Direct-to-Consumer platforms		639.4		606.9
Revenues	$	2,567.0	$	2,615.5
Cost of revenue	$	718.5	$	735.7
Research and development expenses		406.4		472.3
Sales and marketing expenses		585.7		603.7
General and administrative expenses		303.5		332.4
Impairment of intangible assets		51.3		—
Total costs and expenses	$	2,065.4	$	2,144.1

Revenues

Revenues for the year ended December 31, 2023 decreased by $48.5 million when compared with the year ended December 31, 2022. Our acquisition of the Youda Games' card game portfolio and InnPlay Labs contributed to revenues for the year ended December 31, 2023, without which the year-over-year decrease in our revenues would have been greater. Revenue growth from our casual games were unable to offset the revenue declines coming from our social casino-themed games. The increase in revenues generated from Direct-to-Consumer platforms as a percentage of total revenues resulted from marketing activities for the games offered through these platforms.

Cost of revenue

Cost of revenue for the year ended December 31, 2023 decreased by $17.2 million when compared with the year ended December 31, 2022. The decrease in cost of revenue includes an approximate $16.8 million decrease in platform fees associated with reduced revenues and a greater percentage of revenue generated from our Direct-to-Consumer platforms, as well as a $3.3 million decrease in depreciation and amortization expenses. Offsetting the decrease is an increase in server hosting costs due to higher fees and the acquisitions of Youda and InnPlay.

Research and development expenses

Research and development expenses for the year ended December 31, 2023 decreased by $65.9 million when compared with the year ended December 31, 2022. Research and development expenses were primarily impacted by an approximate $58 million decrease in headcount and associated payroll costs in our existing research and development operations, as well as costs incurred in connection with severance and retention payments incurred in 2022 with no corresponding expense in 2023. In addition, research and development related outsourcing costs decreased from 2022 to 2023 due to a reduction in the number of ongoing projects.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2023 decreased by $18.0 million when compared with the year ended December 31, 2022. The decrease in sales and marketing expenses was primarily related to decreased offline media expenses, depreciation and amortization expense, and decreased headcount and lower associated payroll costs.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2023 decreased by $28.9 million when compared with the year ended December 31, 2022. Included in general and administrative expenses for the year ended December 31, 2022, with no comparable amounts for the year ended December 31, 2023, are $7.5 million of costs related to the acquisition of Reworks and to certain office closures, and reversals of $14.1 million of contingent consideration expense related to the JustPlay and Reworks acquisitions. General and administrative expenses for the year December 31, 2023 include a $1.0 million tax assessment paid under protest. Further, the Company incurred $6.6 million and $24.7 million in costs related to strategic alternatives, for the years ended December 31, 2023 and 2022, respectively. Adjusting for these items, the remaining decrease of general and administrative expenses of approximately $19.8 million is primarily due to decreased compensation costs and, to a lesser degree, a decrease in costs associated with relocation and support provided to employees due to the war in Ukraine.

Impairment of intangible assets

During the year ended December 31, 2023, the Company recorded an impairment charge of $41.6 million related to the Redecor game title based upon lower than expected performance of that title based upon lower than expected performance of that title. The Company has recently released certain changes to the game operations and mechanics in an effort to improve the performance of this title. Given the recent nature of the game updates, it is too early to determine if such changes will have a positive impact on the game. To the extent these recent changes to the game do not boost the performance of the Redecor title, the remaining balance of the Redecor game title of approximately $41 million may be impaired in future periods.

Also included in the year ended December 31, 2023 is a $9.7 million write-off of JustPlay.LOL Ltd's game title.

Comparison of the year ended December 31, 2022 versus the year ended December 31, 2021

(in millions)	Year ended December 31,			
	2022		2021	
Revenues earned through third-party platforms	$	2,008.6	$	2,054.0
Revenues earned through Direct-to-Consumer platforms		606.9		529.0
Revenues	$	2,615.5	$	2,583.0
Cost of revenue	$	735.7	$	729.0
Research and development expenses		472.3		386.7
Sales and marketing expenses		603.7		581.7
General and administrative expenses		332.4		323.4
Total costs and expenses	$	2,144.1	$	2,020.8

Revenues

Revenues for the year ended December 31, 2022 increased by $32.5 million when compared to the year ended December 31, 2021. This year-over-year comparison includes incremental revenues of $34.3 million generated from the Company's August 2021 acquisition Reworks. Absent this acquisition, revenues in 2022 declined when compared with 2021 as improved monetization and increased revenues from new content and product features across our broader portfolio of games were unable to offset the incremental revenues recognized in 2022 due to the Covid pandemic. The combination of unusually high DAUs in early 2021, combined with the continued focus of the Company's marketing efforts on player conversion rather than increasing player traffic lead to a decrease in DAUs for 2022 when compared with 2021. The same focus on player conversion, combined with improvements to monetization, new content and new product features drove an increase in DPUs in 2022 compared to 2021. The increase in revenues generated from Direct-to-Consumer platforms as a percentage of total revenues resulted from marketing activities for the games offered through these platforms.

Cost of revenue

Cost of revenue for the year ended December 31, 2022 increased by $6.7 million when compared with the year ended December 31, 2021. The increase in cost of revenue includes approximately $10.0 million in incremental platform fees associated with the August 2021 acquisition of Reworks. Absent this acquisition, cost of revenues for 2022 would have declined when compared to 2021, primarily as a result of the increase in revenues generated through our Direct-to-Consumer platforms, partially offset by increased depreciation and amortization expenses.

Research and development expenses

Research and development expenses for the year ended December 31, 2022 increased by $85.6 million when compared with the year ended December 31, 2021. Research and development expenses were adversely impacted by increased headcount and associated payroll costs in our existing research and development operations, including costs incurred in connection with severance payments incurred during the fourth quarter 2022 in connection with our workforce reduction. In addition, stock-based compensation costs, net of amounts capitalized, included in research and development expenses increased by $15.7 million for the year ended December 31, 2022 when compared with the year ended December 31, 2021.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2022 increased by $22.0 million when compared with the year ended December 31, 2021. The increase in sales and marketing expenses was primarily related to increased amortization expense, increased media buy expenses, increased stock-based compensation costs, and increased headcount and higher associated payroll costs.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 increased by $9.0 million when compared with the year ended December 31, 2021. General and administrative expenses includes stock-based compensation expenses of $69.5 million for the year ended December 31, 2022, compared with $64.4 million for the year ended December 31, 2021. Included in general and administrative expenses for the year ended December 31, 2021, with no comparable amount for the year ended December 31, 2022, are bonus expenses of approximately $35.4 million paid as a result of the successful initial public offering of the Company's stock in January 2021. Adjusting for these items, general and administrative expenses increased by approximately $39.3 million, primarily due to increased compensation costs associated with the long-term incentive plan and costs associated with exploring strategic alternatives, which were partially offset by reduced expense attributable to adjusting contingent consideration to fair value.

Other Factors Affecting Net Income

(in millions)	Year ended December 31,		
	2023	**2022**	**2021**
Interest expense	$ 153.0	$ 117.5	$ 149.2
Interest income	(42.7)	(14.1)	(0.8)
Foreign currency exchange, net	(1.3)	7.0	5.7
Other	0.5	0.2	(0.3)
Taxes on income	157.1	85.5	99.9

Interest expense

Interest expense in 2023, 2022 and 2021 is primarily related to amounts borrowed under the December 2019 Credit Facilities.

The increase in interest expense in 2023 when compared with 2022 is primarily related to higher average interest rates. The decrease in interest expense in 2022 when compared with 2021 is driven primarily by the refinancing of our Term Loan with a new facility bearing a lower interest rate spread.

On March 11, 2021, the Company amended the Credit Agreement which, among other things, effected a refinancing of the Old Term Loan with a new $1.9 billion senior secured first lien term loan borrowed under the Credit Agreement. Also on March 11, 2021, the Company issued $600.0 million aggregate principal amount of its 4.250% senior notes due 2029 under an indenture, dated March 11, 2021. The combination of these two March 2021 transactions significantly reduced our average interest rates on our outstanding indebtedness.

Interest income

Interest income in 2023, 2022 and 2021 is primarily related to interest earned on cash, cash equivalents and short term bank deposits.

The increase in interest income in 2023 when compared with previous years is driven primarily by higher interest rates and from more active investment of excess cash in income-bearing investments.

Taxes on income

The provision for income tax was $157.1 million for the year ended December 31, 2023 and the effective income tax rate was 40.1%. The difference between the effective income tax rate and the U.S. statutory tax rate is primarily due to adverse impacts of certain recurring items including tax rates in foreign jurisdictions and the relative amounts of income earned in those jurisdictions, unrecognized tax benefits, and GILTI inclusion. These adverse impacts are partially offset by the favorable impact of the Israeli Preferred Technology Enterprise regime. The full rate reconciliation is available in *Note 21, Income Taxes.*

The provision for income tax was $85.5 million for the year ended December 31, 2022 and the effective income tax rate was 23.7%. The difference between the effective income tax rate and the U.S. statutory tax rate was primarily due to adverse impacts of certain recurring items such as tax rates in foreign jurisdictions and the relative amounts of income earned in those jurisdictions, unrecognized tax benefits, and GILTI inclusion. These adverse impacts are partially offset by the recurring favorable impact of the Israeli Preferred Technology Enterprises regime. It is also favorably affected by items that are not consistent from year to year. Of these items, the primary differences related to the reversal of a valuation allowance relating to foreign net operating losses and return-to-provision adjustments.

The provision for income tax was $99.9 million for the year ended December 31, 2021, and the effective income tax rate was 24.5%. The difference between the effective income tax rate and the U.S. statutory tax rate was primarily due to adverse impacts of certain recurring items such as tax rates in foreign jurisdictions and the relative amounts of income earned in those jurisdictions, unrecognized tax benefits, and GILTI inclusion. These adverse impacts are partially offset by the recurring favorable impact of the Israeli Preferred Technology Enterprises regime. It is also favorably affected by items that are not consistent from year to year. Of these items, the primary difference related to the reversal of deferred tax liabilities due to the change in reinvestment assertion related to undistributed earnings of certain of our non-U.S. subsidiaries during the year.

Net income

Upon aggregating all of the components of our results of operations above, net income for the year ended December 31, 2023 decreased by $40.3 million when compared with 2022. Net income for the year ended December 31, 2022 decreased by $33.2 million when compared to 2021.

Reconciliation of Credit Adjusted EBITDA to net income

Credit Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net income as an indicator of operating performance, nor as an alternative to cash flow provided by operating activities as a measure of liquidity, or any other performance measure in each case as determined in accordance with GAAP.

Below is a reconciliation of Credit Adjusted EBITDA to net income, the closest GAAP financial measure. Our Credit Agreement defines Adjusted EBITDA (which we call "Credit Adjusted EBITDA") as net income before (i) interest expense, (ii) interest income, (iii) provision for income taxes, (iv) depreciation and amortization expense, (v) impairment of intangible assets, (vi) stock-based compensation, (vii) contingent consideration, (viii) acquisition and related expenses, and (ix) certain other items. We calculate Credit Adjusted EBITDA Margin as Credit Adjusted EBITDA divided by revenues.

Credit Adjusted EBITDA and Credit Adjusted EBITDA Margin as calculated herein may not be comparable to similarly titled measures reported by other companies within the industry and are not determined in accordance with GAAP. Our presentation of Credit Adjusted EBITDA and Credit Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or unexpected items.

(In millions)		Year ended December 31,				
		2023		**2022**		**2021**
Net income	$	235.0	$	275.3	$	308.5
Provision for income taxes		157.1		85.5		99.9
Interest expense and other, net		109.5		110.6		153.8
Depreciation and amortization		158.0		162.0		145.5
EBITDA		659.6		633.4		707.7
Stock-based compensation[1]		110.0		123.5		100.4
Impairment of intangible assets		51.3		—		—
Contingent consideration		1.4		(14.3)		(6.6)
Acquisition and related expenses[2]		6.5		24.7		43.3
Other items[3]		3.4		37.8		3.9
Credit Adjusted EBITDA	$	832.2	$	805.1	$	848.7
Net income margin		9.2 %		10.5 %		11.9 %
Credit Adjusted EBITDA margin		32.4 %		30.8 %		32.9 %

_____

(1) Reflects, for all years, stock-based compensation expense related to the issuance of equity awards to our employees.

(2) The amounts for the years ended December 31, 2023 and 2022 primarily relate to expenses incurred by the Company in connection with the evaluation of strategic alternatives for the Company. The amount for the year ended December 31, 2021 primarily relates to bonus expenses paid as a result of the successful initial public offering of the Company's stock in January 2021.

(3) The amount for the year ended December 31, 2023 consists primarily of $1.8 million incurred by the Company for severance and $1.0 million for tax assessment paid under protest. The amount for the year ended December 31, 2022 consists of $13.2 million incurred by the Company for severance, $4.1 million incurred by the Company for relocation and support provided to employees due to the war in Ukraine and $16.4 million incurred related to the announced restructuring activities. The amount for the year ended December 31, 2021 includes business optimization expenses.

Liquidity and Capital Resources

Capital spending

We incur capital expenditures in the normal course of business and perform ongoing enhancements and updates to our social and mobile games to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. We may also pursue acquisition opportunities for additional businesses or social or mobile games that meet our strategic and return on investment criteria. Capital needs are evaluated on an individual investment basis and may require significant capital commitments.

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, currently available unrestricted cash and cash equivalents, short-term highly liquid investments, and borrowings under our Credit Facility and Revolver. Our cash and cash equivalents totaled $1,029.7 million and $768.7 million at December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023 and 2022, we had $600 million in additional borrowing capacity pursuant to our Revolving Credit Facility. Payments of short-term debt obligations, dividends to shareholders and other commitments are expected to be made from cash on the balance sheet and operating cash flows. Long-term obligations are expected to be paid through operating cash flows, or, if necessary, borrowings under our Revolving Credit facility or, if necessary, additional term loans or issuances of equity.

Our restricted cash totaled $2.0 million and $1.7 million at December 31, 2023 and December 31, 2022, respectively. Restricted cash primarily consists of deposits to secure obligations under our operating lease agreements and to secure company-issued credit cards. The classification of restricted cash as current and long-term is dependent upon the intended use of each particular reserve.

In February 2024, our Board of Directors elected to declare a cash dividend of $0.10 per share of the Company's outstanding common stock. We will maintain a focus on financial discipline through a balanced approach of evaluation of M&A opportunities and stockholder dividends while maintaining adequate capital requirements for ongoing operations. The Board will continue to evaluate the economic environment, our cash needs, optimal uses of cash, and other applicable factors, and may elect to make additional changes to dividends (if any) in future periods.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, restricted cash, borrowing capacity under our Revolving Credit Facility and our cash flows from operations will be sufficient to meet our normal operating requirements during the next 12 months and the foreseeable future and to fund capital expenditures.

Cash flows

The following tables present a summary of our cash flows for the periods indicated (in millions):

	Year ended December 31,		
	2023	**2022**	**2021**
Net cash flows provided by operating activities	$ 515.6	$ 493.7	$ 551.7
Net cash flows used in investing activities	(240.2)	(74.6)	(609.4)
Net cash flows provided by (used in) financing activities	(18.2)	(652.0)	559.7
Effect of foreign exchange rate changes on cash and cash equivalents	4.1	(15.7)	(6.6)
Net change in cash, cash equivalents and restricted cash	$ 261.3	$ (248.6)	$ 495.4

Operating activities

Net cash flows provided by operating activities for the year ended December 31, 2023 increased $21.9 million when compared with the year ended December 31, 2022. Net cash flows provided by operating activities for the year ended December 31, 2022 decreased $58.0 million when compared with the year ended December 31, 2021.

Net cash flow provided by operating activities for each period primarily consisted of net income generated during the period, exclusive of non-cash expenses such as depreciation, amortization and stock-based compensation, with changes in working capital impacted by normal timing differences.

Investing activities

Net cash flows used in investing activities for the year ended December 31, 2023 increased $165.6 million when compared to the year ended December 31, 2022 mainly due to $159.6 million of consideration paid (net of cash acquired) for the 2023 acquisitions of Youda Games and G.S InnPlay Labs Ltd.

Net cash flows used in investing activities for the year ended December 31, 2022 decreased $534.8 million when compared to the year ended December 31, 2021, mainly due to $394.1 million of consideration paid (net of cash acquired) for the 2021 acquisition of Reworks and $100.0 million used for investment in short-term bank deposits in 2021, offset by $100.1 million of proceeds from short-term bank deposits in 2022.

Financing activities

Net cash flows used in financing activities for the year ended December 31, 2023, was $18.2 million primarily related to repayments on bank borrowings. Net cash flows used in financing activities of $652.0 million for the year ended December 31, 2022 primarily related to the Company's Tender Offer in October 2022. Net cash flows provided by financing activities of $559.7 million for the year ended December 31, 2021, primarily related to the Company's initial public offering of its equity in January 2021, and the refinancing of its Old Term Loan (as defined below) in March 2021.

Capital resources

On December 10, 2019, we entered into $2,750 million of senior secured credit facilities (the "Credit Facilities"), consisting of a $250 million revolving credit facility (the "Revolving Credit Facility"), and a $2,500 million first lien term loan (the "Old Term Loan"). The Credit Facilities were provided pursuant to the Credit Agreement, dated as of December 10, 2019, by and among Playtika, the lenders party thereto, and Credit Suisse, AG, Cayman Islands Branch, as administrative agent (in such capacity, the "Administrative Agent") and collateral agent (in such capacity, the "Collateral Agent"). Proceeds borrowed under the Credit Facilities on the closing date were used to pay off the outstanding balance on our prior debt facility. On June 15, 2020, we increased the capacity of the Revolving Credit Facility to $350 million. On January 15, 2021, we increased the borrowing capacity of the Revolving Credit Facility from $350 million to $550 million.

On March 11, 2021, the Credit Agreement was amended pursuant to an Incremental Assumption Agreement No. 3 and Second Amendment to Credit Agreement (the "Second Amendment").

The Second Amendment, among other things, effected a refinancing of Old Term Loan with a new $1.9 billion senior secured first lien term loan borrowed under the Credit Agreement (the "New Term Loan"), increased the Revolving Credit Facility to $600 million and extended the maturity of the Revolving Credit Facility to March 11, 2026. The New Term Loan matures on March 11, 2028 and requires scheduled quarterly principal payments in amounts equal to 0.25% of the original aggregate principal amount of the New Term Loan, with the balance due at maturity.

On June 19, 2023, the Company amended the Credit Agreement pursuant to a Third Amendment to Credit Agreement (the "Third Amendment"). The Third Amendment amended the Credit Agreement to bear interest or incur fees and other amounts denominated in Dollars to be based on the Adjusted Term Secured Overnight Financing Rate ("SOFR") plus an applicable spread adjustment, rather than the previously permitted Adjusted Eurocurrency Rate, starting in the third quarter of 2023. The amendment did not have an impact on the Company's consolidated financial statements or the effectiveness of the Company's interest rate swap agreements.

Also on March 11, 2021, we issued $600.0 million aggregate principal amount of our 4.250% senior notes due 2029 (the "Notes"). The Notes mature on March 15, 2029. Interest on the Notes will accrue at a rate of 4.250% per annum. Interest on the Notes is payable semi-annually in cash in arrears on March 15 and September 15 of each year, commencing on September 15, 2021.

Significant terms of the Credit Facilities, the New Term Loan and the Notes, including balances outstanding, interest and fees, mandatory and voluntary prepayment requirements, collateral and guarantors and restrictive covenants are detailed in *Note 12, Debt*, to the financial statements included elsewhere in this filing.

Critical accounting policies and estimates

We prepare our financial statements in conformity with U.S. GAAP.

Certain accounting policies require that we apply significant judgment in determining the appropriate assumptions for calculating financial estimates. By their nature, these judgments will be subject to an inherent degree of uncertainty. Our judgments are based upon our management's historical experience, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider accounting estimates to be critical accounting policies when:

- the estimates involve matters that are highly uncertain at the time the accounting estimates are made; and
- different estimates or changes to estimates could have a material impact on the reported financial positions, changes in financial position or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, we select the principle or method that we consider to be the most appropriate when given the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on our significant accounting policies, please refer to *Note 1, Organization and Summary of Significant Accounting Policies,* to the financial statements included elsewhere in this filing.

Business combinations

We apply the provisions of ASC 805, *Business Combinations* and allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology, acquired trademarks and the acquired user base from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

We also apply the provisions of ASU 2021-08, *Business Combinations (Topic 805)*("ASU 2021-08)" which requires that we recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606") and that at the acquisition date, we account for related revenue contracts in accordance with ASC 606 as if we had originated the contracts.

When business combinations include an earnout payment or contingent consideration that embodies an unconditional obligation for us to transfer assets on a specific agreed-upon date, that liability is measured at fair value as of the acquisition date and as of each reporting date until the obligation is resolved. Significant estimates in valuing such liabilities include, but are not limited to, future financial models and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Software development costs

We review internal use software development costs associated with infrastructure and new games or updates to existing games to determine if the costs qualify for capitalizing. The development costs incurred during the application development stage that are related to infrastructure are capitalized. Internal use software is included in intangible assets other than goodwill, net in the accompanying consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs related to new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of comprehensive income.

Goodwill

The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values of assets acquired and liabilities assumed after review and consideration of relevant information including discounted cash flows, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is recorded as goodwill. Under ASC 350, *Intangible—Goodwill and Other*, goodwill is not amortized, but rather is subject to an annual impairment test.

We test goodwill for impairment as of October 1st of each year, or more frequently if events or changes in circumstances indicate that this asset may be impaired. For the purposes of impairment testing, we have determined that we have one reporting unit. When performing the annual goodwill impairment testing, we either conduct a qualitative assessment to determine whether it is more likely than not that the asset is impaired, or we elect to bypass this qualitative assessment and perform a quantitative test for impairment.

Under the qualitative assessment, we consider both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and makes a determination of whether it is more likely than not that the fair value of goodwill is less than its carrying amount. If, after assessing the qualitative factors, we determine it is more likely than not the asset is impaired, we then perform a quantitative test in which the estimated fair value of the reporting unit is compared with its carrying amount, including goodwill. If, after assessing the qualitative factors, we determine that it is not more likely than not the asset is impaired, goodwill is considered not to be impaired and no additional steps are necessary.

If a quantitative analysis is necessary, we compare the fair value of our reporting unit to our carrying value. We determine the estimated fair value based on a combination of market multiples and estimated future cash flows discounted at rates commensurate with the capital structure and cost of capital of comparable market participants, giving appropriate consideration to the prevailing borrowing rates within the industry in general. Market multiples and discounted cash flows are common measures used to value businesses in our industry.

If the estimated fair value exceeds carrying value, goodwill is considered not to be impaired. However, if the carrying amount exceeds estimated fair value, an impairment loss is recognized in an amount equal to the excess.

The annual evaluation of goodwill requires the use of estimates about future operating results, valuation multiples, and discount rates to determine its fair value. Changes in these assumptions can materially affect these estimates. Thus, to the extent our profitability deteriorates in the near future, discount rates increase significantly, or we do not meet our projected performance, we could have impairments to record in the next twelve months, and such impairments could be material.

Impairment of long-lived assets

Our long-lived assets to be held or used, including right-of-use ("ROU") assets, and identifiable intangible assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with ASC 360, *Accounting for the Impairment or Disposal of Long-Lived Assets*. We recognize impairment based on the difference between the estimated fair value of the asset and its carrying value. Fair value is generally estimated based on either quoted market prices, if available, or a discounted cash flow analysis.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over estimated fair value. There is inherent uncertainty in our forecasts and projections used in any impairment analysis, and different assumptions and estimates could have lead to different impairment test results, and those results could have been materially different.

The preparation of cash flow projections for use in any impairment indicators test or fair value analysis requires management to make critical estimates, judgments and assumptions with regards to estimated future cash flows, as they are, by their nature, subjective and actual results may differ materially from such estimates. Cash flow estimates are unpredictable and inherently uncertain, since they are based on the current regulatory, political and economic climates, recent operating information and projections. Such estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, competition, events affecting various forms of travel and access to our properties, and other factors. If our estimates of future cash flows are not met or if there are changes in significant assumptions and judgments used in the estimation process, we may have to record impairment charges in the future.

Revenue recognition

We primarily derive revenues from the sale of virtual items associated with online games. We distribute our games to the end customer through various web and mobile platforms such as Apple, Facebook, Google, and other web and mobile platforms. Through these platforms, users can download our free-to-play games and can purchase virtual currency which is redeemed in the game for virtual goods, or players can purchase virtual goods directly (collectively referred to as virtual items) to enhance their game-playing experience.

The initial download of the games does not create a contract under ASC 606, *Revenue from Contracts with Customers,* or ASC 606; however, the separate election by the player to make an in-application purchase satisfies the ASC 606 criterion for creating a contract.

Players can pay for their virtual item purchases through various widely accepted payment methods offered in the games. Payments from players for virtual items are required at the time of purchase, are non-refundable and relate to non-cancellable contracts that specify our obligations and cannot be redeemed for cash nor exchanged for anything other than virtual items within our games. The purchase price is a fixed amount which reflects the consideration that we expect to be entitled to receive in exchange for use of virtual items by our customers. The platform providers collect proceeds from the game players and remit the proceeds to us after deducting their respective platform fees.

We are primarily responsible for providing the virtual items, have control over the content and functionality of games and have the discretion to establish the virtual items' prices. Therefore, we are the principal and, accordingly revenues are recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. Our performance obligation is to display the virtual items within the game over the estimated life of the paying player or until the virtual item is consumed in game play based upon the nature of the virtual item.

We categorize our virtual items as either consumable or durable. The substantial majority of our games sell only consumable virtual items. Consumable virtual items represent items that can be consumed by a specific player action and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual items, we recognize revenues as the items are consumed (i.e. over time) which is usually up to one month. We have determined through a review of game play behavior that players generally do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed. This review, performed on a game-by-game basis, includes an analysis of game players' historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, we have estimated the rate at which virtual currency is consumed during game play within each game. Accordingly, revenues are recognized using a user-based revenue model using these estimated consumption rates. We monitor our analysis of customer play behavior on a quarterly basis.

Durable virtual items represent items that are accessible to the player over an extended period of time. We recognize revenues from the sale of durable virtual items ratably over the estimated average life of the paying player, which is estimated on a game-by-game basis and generally ranges from eight months up to fourteen months. We estimate the average life of the paying player based on historical paying player patterns and playing behaviors within each of the specific games that offer durable virtual items. We monitor our operational data and player patterns and re-assess our estimates on a quarterly basis.

Deferred revenues, which represent a contract liability, represent mostly unrecognized fees collected for virtual items which are not consumed at the balance sheets date, or for players that are still active in the games.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenues or operating expenses.

We also have relationships with certain advertising service providers for advertisements within our games and revenues from these advertising providers is generated through impressions, clickthroughs, banner ads and offers. We have determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by our advertising service providers and is generally the product of the number of advertising units delivered (e.g. impressions, offers completed, etc.) and the contractually agreed upon price per unit. Revenues from advertisements and offers are recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. We have determined that we are generally acting as an agent in our advertising arrangements as the advertising service providers maintain the relationship with the customers, control the pricing of the advertising such that we do not know the total price paid by the customer to the service providers, and control the advertising product through the time the advertisements are displayed in our games. Therefore, we recognize revenues related to these arrangements on a net basis.

Stock-based compensation expense

We have a stock-based compensation program which provides for equity awards including time-based stock options, restricted stock units ("RSUs") and performance stock units ("PSUs"). Stock-based compensation expense is measured at the grant date based on the estimated fair value of the award, and is recognized as expense on a straight-line basis over the requisite service period for options and RSUs and on an accelerated basis for PSUs. The Company records forfeitures as a reduction of stock-based compensation expense as those forfeitures occur.

We used the Black-Scholes option pricing model to estimate the fair value and compensation cost associated with stock options. As we do not have a long history of market prices for our common stock because our stock was not publicly traded prior to January 2021, we used observable data for a group of peer companies that grant options with substantially similar terms to assist in developing our volatility assumptions. The expected volatility of the stock was determined using weighted average measures of the implied volatility and the historical volatility for our peer group of companies for a period equal to the expected life of the options. The weighted-average risk-free interest rates were based on the interest rate for U.S. Treasury bonds. The expected term assumptions were derived using the simplified method, which is based on an average between each vesting date and the expiration date of an option. This method was chosen because there was no historical option exercise experience due to us being privately held. The fair value of options granted prior to February 2024 was determined based upon the assumption that we would not pay cash dividends on shares of our common stock. Option grants subsequent to February 2024 will use an appropriate dividend yield in our calculation of estimated fair value. The stock options have a contractual term of 10 years. Except as otherwise provided in an agreement between us and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited.

If factors change and we employ different assumptions, stock-based compensation cost on future awards may differ significantly from what we have recorded in the past. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. Future stock-based compensation cost and unrecognized stock-based compensation will increase to the extent that we grant additional equity awards to employees or assume unvested equity awards in connection with acquisitions. If there are any modifications or cancellations of the underlying unvested equity awards, we may be required to accelerate any remaining unearned stock-based compensation cost or incur incremental cost.

We use the associated per-share value at the time of grant to determine the compensation cost to be recognized associated with RSUs and PSUs granted. For PSUs, we periodically review the estimates of performance against the defined criteria to assess the expected payout of each outstanding grant and adjust the stock compensation expense accordingly.

For RSUs, shares are issued on the vesting dates net of the applicable statutory income tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are generally issued than the number of RSUs outstanding, and the income tax withholding is recorded as a reduction to additional paid-in capital.

Our stock-based compensation expense is recorded in the financial statement line items relevant to each of the award recipients. See *Note 13, Equity Transactions and Stock Incentive Plan,* to the financial statements included elsewhere in this filing for additional discussion.

Derivative instruments

Interest rate swap agreements

We use interest rate swap contracts to reduce our exposure to fluctuating interest rates associated with our variable rate debt, and to effectively increase the portion of debt upon which we pay a fixed interest rate. Our interest rate swap agreements are designated as cash flow hedges under ASC 815, Derivatives and Hedging ("ASC 815"), involving the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreement, without the exchange of the underlying notional amount. These hedges are highly effective in offsetting changes in our future expected cash flows due to the fluctuation of our variable rate debt.

We monitor the effectiveness of our hedges on a quarterly basis, both qualitatively and quantitatively. We performed a regression analysis at the inception of the hedging relationship and at period end in which we compared the change in the fair value of the swap transaction and the change in fair value of a hypothetical interest rate swap having terms that identically match the terms of the debt's interest rate payments historical swap rates. We believe that the hedging instruments are expected to be highly effective at offsetting changes in the hedged transactions attributable to the risk being hedged. For each future reporting period, we will continue performing retrospective and prospective assessments of hedge effectiveness in a single regression analysis by updating the regression analysis that was prepared at inception of the hedging relationship.

Foreign currency hedge agreements

We use foreign currency derivative contracts to reduce our exposure to fluctuating exchange rates between the United States dollar (as our functional currency) and certain expense lines denominated in Israeli Shekels ("ILS"), Polish Zloty ("PLN") and Romanian Leu ("RON"). Our derivative contracts are designated as cash flow hedges under ASC 815. We monitor the effectiveness of our hedges on a quarterly basis, both qualitatively and quantitatively, and expect these hedges to remain highly effective at offsetting fluctuations in exchange rates through their respective maturity dates. See *Note 14, Derivative Instruments,* to the financial statements included elsewhere in this filing for additional discussion.

The fair value of derivative financial instruments is recognized as an asset or liability at each balance sheet date, with changes in fair value recorded in other comprehensive income on the consolidated statements of comprehensive income until the future underlying transactions occur. The fair value approximates the amount we would pay or receive if these contracts were settled at the respective valuation dates. The inputs used to measure the fair value of our interest rate swap agreements are categorized as Level 2 in the fair value hierarchy as established by ASC 820, *Fair Value Measurement* ("ASC 820"). The inputs used to measure the fair value of our foreign currency derivative contracts are categorized as Level 2 in the fair value hierarchy as established by ASC 820.

Income taxes

Valuation allowances

We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more likely than not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused and tax planning alternatives.

Uncertain tax positions

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. The evaluation of the Company's uncertain tax positions involves significant judgment in the interpretation and application of GAAP and complex domestic and international tax laws, and matters related to the allocation of international taxation rights between countries. Although management believes the Company's reserves are reasonable, no assurance can be given that the final outcome of these uncertainties will not be different from that which is reflected in the Company's reserves. Reserves are adjusted considering changing facts and circumstances, such as the closing of a tax examination. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's financial condition and operating results.

Recently issued accounting pronouncements

See *Note 1, Organization and Summary of Significant Accounting Policies,* to the financial statements included elsewhere in this filing for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this filing.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk, investment risk, and foreign currency risk as follows:

Interest rate risk

Our exposures to market risk for changes in interest rates relate primarily to our Term Loan and our Revolving Credit Facility. The Term Loan and our Revolving Credit Facility are floating rate facilities. Therefore, fluctuations in interest rates will impact the amount of interest expense we incur and have to pay.

In March 2021, we entered into two interest rate swap agreements, each with a notional value of $250 million. Each of these swap agreements is with a different financial institution as the counterparty to reduce our counterparty risk. Each swap requires us to pay a fixed interest rate of 0.9275% in exchange for receiving one-month LIBOR. The interest rate swap agreements settle monthly commencing in April 2021 through their termination dates on April 30, 2026. In June 2023 these two interest rate swap agreements were amended, so that effective July 31, 2023 we will pay a fixed interest rate of 0.85% in exchange for receiving one-month Term SOFR.

In January 2023, we entered into two interest rate swap agreements, each with a notional value of $250 million. Each of these swap agreements is with a different financial institution, and each swap requires us to pay a fixed interest rate of 3.435% in exchange for receiving one-month LIBOR for six months and one-month Term SOFR afterwards. The interest rate swap agreements settle monthly commencing in February 2023 through their termination dates on February 28, 2028.

The estimated fair value of our interest rate swap agreements is derived from a discounted cash flow analysis.

We had borrowings outstanding under our Term Loan with book values of $1,822.8 million and $1,831.2 million at December 31, 2023 and December 31, 2022, respectively, which were subject to a weighted average interest rate of 7.840% and 4.440% for the years ended December 31, 2023 and 2022, respectively. There were no borrowings against our Revolving Credit Facility at December 31, 2023 or December 31, 2022. The Notes bear interest at a fixed rate of 4.250% per annum and accordingly do not vary with prevailing interest rates.

A hypothetical 100 basis point increase or decrease in weighted average interest rates under our Term Loan and Revolving Credit Facility would have increased or decreased our interest expense by $8.5 million and $13.7 million for the years ended December 31, 2023 and 2022, respectively, including consideration of the impact the hypothetical basis point change would have had on our interest rate swap agreements.

The fair value of our Credit Facilities will generally fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. We are unable to estimate the impact on the fair value of our debt of a hypothetical 100 basis point increase or decrease in weighted average interest rates

Investment risk

We had cash and cash equivalents including restricted cash totaling $1,031.7 million and $770.4 million as of December 31, 2023 and December 31, 2022, respectively. Our investment policy and strategy primarily attempts to preserve capital and meet liquidity requirements without significantly increasing risk. Our cash and cash equivalents primarily consist of commercial papers, bank deposits and money market funds. We do not enter into investments for trading or speculative purposes. Changes in rates would primarily impact interest income due to the relatively short-term nature of our investments. Due to the short-term nature of these instruments, a hypothetical 100 bps increase in interest rates would not have a material impact on their fair value as of December 31, 2023.

Foreign currency risk

Our functional currency is the U.S. Dollar and most of our revenues are denominated in U.S. Dollars. However, we have foreign currency risks related to a significant portion of our operating expenses, consisting of headcount related expenses as well as leases and certain other operating expenses, denominated in currencies other than the U.S. Dollar, primarily the Israeli Shekel ("ILS"), British Pound, Euro, Polish Zloty ("PLN") and Romanian Leu ("RON"). Accordingly, changes in exchange rates in the future may negatively affect our future revenues and other operating results as expressed in U.S. Dollars. Our foreign currency risk is partially mitigated as our revenues recognized in currencies other than the U.S. Dollar is diversified across geographic regions and we incur expenses in the same currencies in these regions.

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

As of December 31, 2023, we had entered into derivative contracts to purchase certain foreign currencies, including ILS, RON and PLN, at future dates. The approximate amount of hedges was equal to $208.6 million, and all contracts are expected to mature during the upcoming 12 months.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

PLAYTIKA HOLDING CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID# 1281)	**85**
Consolidated Balance Sheets	**89**
Consolidated Statements of Comprehensive Income	**90**
Consolidated Statements of Stockholders' Equity (Deficit)	**91**
Consolidated Statements of Cash Flows	**92**
Notes to Consolidated Financial Statements	**94-133**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
PLAYTIKA HOLDING CORP.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Playtika Holding Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the index at item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Test of Reworks Asset Group

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, identifiable intangible assets that are subject to amortization are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company identified a triggering event and performed an impairment assessment with respect to Reworks asset group. The Company's evaluation of Reworks assets for potential impairment is measured at the asset group level by comparing the undiscounted projected future cash flows to the carrying amount of the asset group. When the carrying amount of the asset group is not recoverable, then a fair value test is performed to quantify the impairment. The impairment loss is calculated based on the excess of the carrying amount of the asset group over its fair value. The Company estimated the asset group fair value based on the Discounted Cash Flow ("DCF") method.

Auditing the Company's valuation of Reworks asset group was complex and highly judgmental due to the significant estimation in management's assumptions used in determining the fair value of the asset group. The assumptions included the projected future cash flows of the asset group, revenue growth rates and the weighted average cost of capital. These assumptions are sensitive and affected by the specific market and industry qualitative factors. |
| **How We Addressed the Matter in Our Audit** | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's valuation of Reworks asset group.

To test the Company's valuation of Reworks asset group, we performed audit procedures that included, among others, testing the significant assumptions, including the completeness and accuracy of the underlying data used by management in its analyses. We compared the significant assumptions used by management to current industry and economic trends and historical financial results. We involved our valuation specialists in evaluating the appropriateness of the projected future cash flows of the assets group including evaluation of the revenue growth rates and the weighted average cost of capital and performed sensitivity analyses related to significant assumptions.

We also evaluated the Company's disclosures included in Notes 1 and 7 to the consolidated financial statements. |

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company's auditor since 2016.
Tel-Aviv, Israel
February 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
PLAYTIKA HOLDING CORP.

Opinion on Internal Control Over Financial Reporting

We have audited Playtika Holding Corp.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Playtika Holding Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 26, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
Tel-Aviv, Israel
February 26, 2024

CONSOLIDATED BALANCE SHEETS
(In millions, except for per share data)

		December 31,		
		2023		**2022**
ASSETS				
Current assets				
Cash and cash equivalents	$	1,029.7	$	768.7
Restricted cash		2.0		1.7
Accounts receivable		171.5		141.1
Prepaid expenses and other current assets		147.9		113.4
Total current assets		1,351.1		1,024.9
Property and equipment, net		119.9		125.7
Operating lease right-of-use assets		100.3		104.2
Intangible assets other than goodwill, net		311.2		354.0
Goodwill		987.2		811.2
Deferred tax assets, net		99.3		68.3
Investment in unconsolidated entities		54.4		52.6
Other non-current assets		151.6		156.7
Total assets	$	3,175.0	$	2,697.6
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Current maturities of long-term debt	$	16.8	$	12.4
Accounts payable		65.0		50.7
Operating lease liabilities, current		19.5		13.5
Accrued expenses and other current liabilities		438.3		385.2
Total current liabilities		539.6		461.8
Long-term debt		2,399.6		2,411.2
Contingent consideration		20.8		—
Other long-term liabilities, including employee related benefits		318.7		252.1
Operating lease liabilities, long-term		88.2		94.5
Deferred tax liabilities		29.6		46.6
Total liabilities		3,396.5		3,266.2
Commitments and contingencies (Note 16)				
Stockholders' equity (deficit)				
Common stock of US $0.01 par value: 1,600.0 shares authorized; 370.0 and 363.6 shares issued and outstanding at December 31, 2023 and 2022, respectively		4.1		4.1
Treasury stock at cost (51.8 shares at December 31, 2023 and 2022)		(603.5)		(603.5)
Additional paid-in capital		1,264.9		1,155.8
Accumulated other comprehensive income		20.6		17.6
Accumulated deficit		(907.6)		(1,142.6)
Total stockholders' deficit		(221.5)		(568.6)
Total liabilities and stockholders' deficit	$	3,175.0	$	2,697.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions, except for per share data)

		Year ended December 31,			
		2023		**2022**	**2021**
Revenues	$	2,567.0	$	2,615.5 $	2,583.0
Costs and expenses					
Cost of revenue		718.5		735.7	729.0
Research and development		406.4		472.3	386.7
Sales and marketing		585.7		603.7	581.7
General and administrative		303.5		332.4	323.4
Impairment of intangible assets		51.3		—	—
Total costs and expenses		2,065.4		2,144.1	2,020.8
Income from operations		501.6		471.4	562.2
Interest and other, net		109.5		110.6	153.8
Income before income taxes		392.1		360.8	408.4
Provision for income taxes		157.1		85.5	99.9
Net income		235.0		275.3	308.5
Other comprehensive income (loss)					
Foreign currency translation		5.6		(13.7)	(18.6)
Change in fair value of derivatives		(2.6)		28.1	5.1
Total other comprehensive income (loss)		3.0		14.4	(13.5)
Comprehensive income	$	238.0	$	289.7 $	295.0
Net income per share attributable to common stockholders, basic	$	0.64	$	0.69 $	0.75
Net income per share attributable to common stockholders, diluted	$	0.64	$	0.69 $	0.75
Weighted-average shares used in computing net income per share attributable to common stockholders, basic		366.3		401.0	408.9
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted		366.8		401.6	411.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In millions)

| | Share Capital | | | | | | |
	Shares	Amount	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total stockholders' equity (deficit)
Balance as of January 1, 2021	391.1	$ 3.9	$ —	$ 462.3	$ 16.7	$ (1,726.4)	$ (1,243.5)
Net income	—	—	—	—	—	308.5	308.5
Issuance of common stock in the IPO, net of underwriting commission and offering costs	18.5	0.2	—	467.5	—	—	467.7
Stock-based compensation	—	—	—	103.1	—	—	103.1
Issuance of shares upon vesting of RSUs	1.5	*	—	(*)	—	—	—
Other comprehensive income	—	—	—	—	(13.5)	—	(13.5)
Balance as of December 31, 2021	411.1	4.1	—	1,032.9	3.2	(1,417.9)	(377.7)
Net income	—	—	—	—	—	275.3	275.3
Repurchase of common stock	(51.8)	—	(603.5)	—	—	—	(603.5)
Stock-based compensation	—	—	—	125.5	—	—	125.5
Issuance of shares upon vesting of RSUs	4.3	*	—	(*)	—	—	—
Income tax withholding related to vesting of restricted stock units and other	—	—	—	(2.6)	—	—	(2.6)
Other comprehensive loss	—	—	—	—	14.4	—	14.4
Balance as of December 31, 2022	363.6	4.1	(603.5)	1,155.8	17.6	(1,142.6)	(568.6)
Net income	—	—	—	—	—	235.0	235.0
Stock-based compensation	—	—	—	113.0	—	—	113.0
Issuance of shares upon vesting of RSUs	6.4	*	—	(*)	—	—	—
Income tax withholding related to vesting of restricted stock units and other	—	—	—	(3.9)	—	—	(3.9)
Other comprehensive income	—	—	—	—	3.0	—	3.0
Balance as of December 31, 2023	370.0	$ 4.1	$ (603.5)	$ 1,264.9	$ 20.6	$ (907.6)	$ (221.5)

_____

* Represents an amount less than 0.1 or $0.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net income	$ 235.0	$ 275.3	$ 308.5
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	45.7	45.9	42.5
Amortization of intangible assets	112.3	116.1	103.0
Impairment of intangible assets	51.3	—	—
Stock-based compensation	110.0	123.5	100.4
Change in deferred taxes, net	(46.6)	(46.0)	(72.7)
Amortization and write-off of loan discount	7.0	7.4	31.5
Change in contingent consideration	1.4	(13.1)	(5.0)
Capital gain from sale of investment	—	—	(1.2)
Loss (gain) from foreign currency	(2.8)	8.8	(0.2)
Non-cash lease expenses (income)	3.5	(6.2)	0.2
Changes in operating assets and liabilities:			
Accounts receivable	(25.6)	1.0	(7.5)
Prepaid expenses and other current and non-current assets	(35.0)	(142.0)	28.8
Accounts payable	(9.3)	5.7	5.9
Accrued expenses and other current and non-current liabilities	68.7	117.3	17.5
Net cash provided by operating activities	515.6	493.7	551.7
Cash flows from investing activities			
Purchase of property and equipment	(32.6)	(68.3)	(47.4)
Capitalization of internal use software costs	(37.4)	(30.1)	(33.1)
Purchase of software for internal use	(9.2)	(11.6)	(19.1)
Payments for business combination, net of cash acquired	(159.6)	(29.9)	(394.1)
Proceeds from short-term bank deposits	—	100.1	—
Investment in short-term bank deposits	—	—	(100.0)
Investments in unconsolidated entities	(1.8)	(34.8)	(17.8)
Other investing activities	0.4	—	2.1
Net cash used in investing activities	(240.2)	(74.6)	(609.4)
Cash flows from financing activities			
Proceeds from bank borrowings, net	—	—	887.7
Repayments on bank borrowings	(14.3)	(19.0)	(965.3)
Proceeds from issuance of unsecured notes, net	—	—	178.9
Proceeds from issuance of common stock, net	—	—	470.4
Payment of debt issuance costs	—	—	(12.0)
Payment for tender offer	—	(603.5)	—
Payment of tax withholdings on stock-based payments	(3.9)	(2.6)	—
Net cash out flow for business acquisitions and other	—	(26.9)	—
Net cash provided by (used in) financing activities	(18.2)	(652.0)	559.7
Effect of exchange rate changes on cash and cash equivalents	4.1	(15.7)	(6.6)
Net change in cash, cash equivalents and restricted cash	261.3	(248.6)	495.4
Cash, cash equivalents and restricted cash at the beginning of the period	770.4	1,019.0	523.6
Cash, cash equivalents and restricted cash at the end of the period	$ 1,031.7	$ 770.4	$ 1,019.0

	Year ended December 31,		
	2023	**2022**	**2021**
Supplemental cash flow disclosures			
Cash paid for income taxes	$ 169.8	$ 160.7	$ 102.3
Cash paid for interest	$ 146.0	$ 107.5	$ 93.9
Cash received for interest	$ 38.3	$ 13.5	$ 0.5
Non-cash financing and investing activities			
Contingent consideration related to business acquisition	$ 65.4	$ 11.4	$ 33.7
Accrued purchases of property and equipment and intangible assets	$ 17.0	$ —	$ —
Right-of-use assets acquired under operating leases	$ 14.6	$ 44.9	$ 41.0
Capitalization of stock-based compensation costs	$ 3.0	$ 2.0	$ 2.7

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, unless specified otherwise)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business and organization

Playtika Holding Corp. ("Playtika") and its subsidiaries (together with Playtika, the "Company") is one of the world's leading developers of mobile games creating fun, innovative experiences that entertain and engage its users. It has built best-in-class live game operations services and a proprietary technology platform to support its portfolio of games which enable it to drive strong user engagement and monetization. The Company's games are free-to-play, and the Company seeks to provide novel, curated in-game content and offers to its users, at optimal points in their game journeys to drive user engagement and monetization. As of December 31, 2023, the Company had operations in Argentina, Australia, Austria, Belarus, Finland, Georgia, Germany, India, Israel, Netherlands, Poland, Romania, Spain, Switzerland, Ukraine, the United Kingdom and the United States.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and include Playtika and all subsidiaries in which the Company has a controlling financial interest. Control generally equates to ownership percentage, whereby (i) affiliates that are more than 50% owned are consolidated; (ii) investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method where the Company has determined that it has significant influence over the entities; and (iii) investments in affiliates of 20% or less are generally accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying financial statements, consisting of normal, recurring adjustments, and all intercompany balances and transactions have been eliminated in the consolidation.

Investment in unconsolidated entities

The Company holds certain equity investments in various unconsolidated entities that, based upon the structure of the investment, are not within the scope of equity method investment accounting that would lead to the consolidation conclusions above. Instead, these investments fall within the scope of ASC 321, *Investments - Equity Securities.* As permitted within that guidance, the Company has elected to account for these investments at cost less impairment, adjusted for changes in fair value from observable transactions for identical or similar investments of the same issuer as of the respective transaction dates. No change to the carrying amounts were recorded in the years ended December 31, 2023 and 2022.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial statements in United States dollars

The currency of the primary economic environment in which the operations of Playtika and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Playtika and certain subsidiaries.

Playtika and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, *Foreign Currency*

Matters. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of comprehensive income as financial income or expenses, as appropriate.

For those consolidated subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated using the date of the transaction exchange rate or at the average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders' equity (deficit).

Concentration of credit risk and significant customers

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, restricted cash, accounts receivable and derivative contracts. The Company's investment policy imposes certain maturity limits on the Company's portfolio and restricts the permitted investments to the purchase of bank deposits and highly rated fixed income securities.

Apple, Facebook and Google are significant distribution, marketing, promotion and payment platforms for the Company's games. A significant portion of the Company's revenues has been generated from players who accessed the Company's games through these platforms. Therefore, the Company's accounts receivable are derived mainly from sales through these three platforms. The Company performs ongoing credit evaluations of its customers.

The following table summarizes the major accounts receivable of the Company as a percentage of the total accounts receivable as of the dates indicated:

	December 31,	
	2023	**2022**
	%	
Apple	56	43
Google	28	35
Facebook	4	7

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for credit losses on management's best estimate of the amount of probable credit losses in the Company's existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from the date acquired. Cash equivalents include investments in term deposits, commercial papers and money market funds that can be redeemed immediately at the current net asset value.

Restricted cash

Restricted cash primarily consists of deposits to secure obligations under the Company's operating lease agreements and to secure company-issued credit cards.

Property and equipment, net

The Company states property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets or, in the case of leasehold improvements, the lease term of the respective assets, whichever is shorter. The Company examines fully depreciated assets annually and writes off those no longer in use.

The depreciation periods for the Company's property and equipment are as follows:

	Useful life
Computers and peripheral equipment	3 to 5 years
Office furniture and equipment	4 to 14 years
Vehicles and aircraft	3 to 7 years
Leasehold improvements	Shorter of the estimated useful life or remaining term of lease

Software development costs

The Company reviews internal use software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing. The development costs incurred during the application development stage that are related to infrastructure are capitalized. Internal use software is included in intangible assets other than goodwill, net in the accompanying consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs of new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of comprehensive income.

Capitalized internal use software costs were approximately $40.4 million, $32.1 million and $35.5 million during the years ending December 31, 2023, 2022 and 2021, respectively. The estimated useful life of costs capitalized is generally three years. During the years ended December 31, 2023, 2022 and 2021, the amortization of capitalized software costs totaled approximately $31.7 million, $25.0 million and $21.8 million, respectively.

Business combination

The Company applies the provisions of ASC 805, *Business Combination* and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired technology and acquired trademarks and user base from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

When business combinations include an earnout payment or contingent consideration that embodies an unconditional obligation for the Company to transfer assets on a specific agreed-upon date, that liability is measured at fair value as of the acquisition date and as of each reporting date until the obligation is resolved. Significant estimates in valuing such liabilities include, but are not limited to, future financial models and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, *Intangible - Goodwill and Other* ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test.

The Company tests goodwill for impairment as of October 1st of each year, or more frequently if events or changes in circumstances indicate that this asset may be impaired. For the purposes of impairment testing, the Company has determined that it has one reporting unit. When performing the annual goodwill impairment testing, the Company either conducts a qualitative assessment to determine whether it is more likely than not that the asset is impaired, or elects to bypass this qualitative assessment and perform a quantitative test for impairment. Under the qualitative assessment, the Company considers both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and makes a determination of whether it is more likely than not that the fair value of goodwill is less than its carrying amount. If, after assessing the qualitative factors, the Company determines it is more likely than not the asset is impaired, it then performs a quantitative test in which the estimated fair value of the reporting unit is compared with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to the excess, limited to the amount of goodwill allocated to the reporting unit.

Intangible assets other than goodwill, net

Intangible assets other than goodwill are amortized over their estimated useful lives using the straight-line method, using the following ranges of useful lives:

	Useful life
Developed games and acquired technology	1 to 10 years
Trademarks and user base	1 to 5 years
Internal use software	3 years

Impairment of long-lived assets

The Company's long-lived assets to be held or used, including right-of-use ("ROU") assets, and identifiable intangible assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with ASC 360, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Impairment indicators include any significant changes in the manner of the Company's use of the assets and significant negative industry or economic trends. When impairment indicators exist, the Company evaluate recoverability of an asset group by a comparison of the aggregate undiscounted projection future cash flows to the carrying amounts of the asset group. If such evaluation indicates that the carrying amount of the asset group is not recoverable, an impairment loss is calculated based on the excess of the carrying amount of the assets group over its fair value. Fair value is generally measured based on a discounted cash flow analysis.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value.

Leases

The Company is the lessee under non-cancelable office real estate and data center leases. The Company accounts for its leases under *ASC 842, Leases*, and determines if a contract contains a lease at inception or modification of a contract. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments and lease incentives received over the defined lease term. As the Company's leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate which is estimated based upon the capital structure of the Company and upon the other information available at the lease commencement date in determining the present value of lease payments. The implicit rate will be used when readily determinable. The Company's lease terms may include options to extend the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. The ROU assets also include any prepaid lease payments and net of lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's real estate lease agreements and data center leases do not contain any material residual value guarantees, restrictions or covenants. The Company's lease agreements with lease and non-lease components are accounted for separately. The Company does not record an asset or liability for operating leases with a term of 12 months or less.

Revenue recognition

The Company primarily derives revenue from the sale of virtual items associated with online games. The Company distributes its games to the end customer through various web and mobile platforms such as Apple, Facebook, Google, and other web and mobile platforms. Through these platforms, users can download the Company's free-to-play games and can purchase virtual currency which is redeemed in the game for virtual goods, or players can purchase virtual goods directly (collectively referred to as virtual items) to enhance their game-playing experience.

The initial download of the games does not create a contract under ASC 606, *Revenue from Contracts with Customers*; however, the separate election by the player to make an in-application purchase satisfies the ASC 606 criterion for creating a contract.

Players can pay for their virtual item purchases through various widely accepted payment methods offered in the games. Payments from players for virtual items are required at the time of purchase, are non-refundable and relate to non-cancellable contracts that specify the Company's obligations and cannot be redeemed for cash nor exchanged for anything other than virtual items within the Company's games. The purchase price is a fixed amount which reflects the consideration that the Company expects to be entitled to receive in exchange for use of virtual items by its customers. The platform providers collect proceeds from the game players and remit the proceeds to the Company after deducting their respective platform fees.

The Company is primarily responsible for providing the virtual items, has control over the content and functionality of games and has the discretion to establish the virtual items' prices. Therefore, the Company is the principal and, accordingly revenues are recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. The Company's performance obligation is to display the virtual items within the game over the estimated life of the paying player or until the virtual item is consumed in game play based upon the nature of the virtual item.

The Company categorizes its virtual items as either consumable or durable. The substantial majority of the Company's games sell only consumable virtual items. Consumable virtual items represent items that can be consumed by a specific player action and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual items, the Company recognizes revenue as the items are consumed which is usually over a period of time of up to one month. The Company has determined through a review of game play behavior that players generally do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed. This review, performed on a game-by-game basis, includes an analysis of game players' historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, the Company has estimated the rate at which virtual currency is consumed during game play. Accordingly, revenue is recognized using a user-based revenue model using these estimated consumption rates. The Company monitors its analysis of customer play behavior on a quarterly basis.

Durable virtual items represent items that are accessible to the player over an extended period of time. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated average life of the paying player, which is estimated on a individual game basis and generally ranges from eight months to fourteen months. The Company estimates the average life of the paying player based on historical paying player patterns and playing behaviors within each of the specific games that offer durable virtual items. The Company monitors its operational data and player patterns and re-assesses its estimates on a quarterly basis.

Deferred revenues, which represent a contract liability, represent mostly unrecognized fees collected for virtual items which are not consumed at the balance sheets date, or for players that are still active in the games.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenues or operating expenses.

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, clickthroughs, banner ads and offers. The

Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by our advertising service providers and is generally the product of the number of advertising units delivered (e.g. impressions, offers completed, etc.) and the contractually agreed upon price per unit. Revenue from advertisements and offers are recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. The Company has determined that it is generally acting as an agent in its advertising arrangements as the advertising service providers maintain the relationship with the customers, control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and control the advertising product through the time the advertisements are displayed in our games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Advertising expenses

Costs for marketing and advertising of the Company's games are primarily expensed as incurred and are included in the sales and marketing expenses in the Company's consolidated statements of comprehensive income. Such costs primarily consist of player acquisition costs. Advertising expense was $451.8 million, $464.6 million and $457.8 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Stock-based compensation expense

The Company has a stock-based compensation program which provides for equity awards including time-based stock options, restricted stock units ("RSUs") and performance stock units ("PSUs"). Stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense on a straight-line basis over the requisite service period for options and RSUs and on an accelerated basis for PSUs. The Company records forfeitures as a reduction of stock-based compensation expense as those forfeitures occur.

The Company used the Black-Scholes option pricing model to estimate the fair value and compensation cost associated with stock options. As it does not have a long history of market prices for its common stock because the stock was not publicly traded prior to January 2021, the Company used observable data for a group of peer companies that grant options with substantially similar terms to assist in developing its volatility assumptions.

If factors change and the Company employs different assumptions, stock-based compensation cost on future awards may differ significantly from what the Company has recorded in the past. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. Future stock-based compensation cost and unrecognized stock-based compensation will increase to the extent that the Company grants additional equity awards to employees or assumes unvested equity awards in connection with acquisitions. If there are any modifications or cancellations of the underlying unvested equity awards, the Company may be required to accelerate any remaining unearned stock-based compensation cost or incur incremental cost.

The Company uses the associated per-share value at the time of grant to determine the compensation cost to be recognized associated with RSUs and PSUs granted. The Company reviews the estimates of performance against the defined criteria to assess the expected payout of each outstanding PSU grant quarterly, or more frequently if events or changes in circumstances indicate there may be a change, and adjusts the stock compensation expense accordingly.

For RSUs, shares are issued on the vesting dates net of the applicable statutory income tax withholding to be paid by the Company on behalf of its employees. As a result, fewer shares are generally issued than the number of RSUs outstanding, and the income tax withholding is recorded as a reduction to additional paid-in capital.

The Company's stock-based compensation expense is recorded in the financial statement line item relevant to each of the award recipients. See *Note 13, Equity Transactions and Stock Incentive Plan,* for additional disclosure.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences will reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.

The need to establish valuation allowances for deferred tax assets is assessed periodically based on the more likely than not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with operating loss and tax credit carryforwards expiring unused and tax planning alternatives.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Tax Cuts and Jobs Act ("TCJA") subjects a U.S. shareholder to tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. The Company can make an accounting policy election to either treat taxes due on the GILTI inclusion as a current period expense or factor such amounts into the measurement of deferred taxes. The Company elected to account for the income tax effects of GILTI as a "period cost," or an income tax expense in the year the tax is incurred.

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

Employee related benefits

Appreciation and retention plan

In August 2019, the Company adopted the Playtika Holding Corp. Retention Plan (the "2021-2024 Retention Plan") in order to retain key employees and reward them for contributing to the success of the Company. Under the 2021-2024 Retention Plan, eligible employees may be granted retention units that let them receive their pro rata portion of a retention pool of $25 million per year for each of the plan years, and may also be granted appreciation units which allow the employee to receive their pro-rata portion of an appreciation pool calculated as a specified percentage of Retention Plan Adjusted EBITDA for each of the plan years as described further in *Note 19, Appreciation and Retention Plans*.

The value of each unit of the 2021-2024 Retention Plan is being amortized into compensation expense using the straight-line method, which will result in the recognition of compensation costs in the same years as the underlying EBITDA used in the plan measurement is earned.

Severance pay

The liability for the Company's employees in Israel in respect of severance pay is calculated in accordance with Section 14 of the Severance Pay Law 5723-1963 ("Section 14"). Section 14 states that Company's contributions for severance pay shall be in lieu of severance compensation. Upon deposit of the related obligation for the employee under Section 14, no additional obligations shall be conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee.

Expense resulting from contributions in accordance with Section 14 for the years ended December 31, 2023, 2022 and 2021 was $7.6 million, $8.5 million and $7.1 million, respectively.

Exit or disposal activities

The Company accounts for exit or disposal cost obligations, including restructuring activities, under ASC 420-10, *Exit or Disposal Cost Obligations*, which requires that companies only record liabilities for such activities when such liabilities have been incurred. During the second quarter of 2022, the Company announced the closure of its Montreal, Los Angeles, Helsinki and London studios, along with limited other cost reduction activities. Severance payments associated with these closures are being recorded as liabilities and recognized as expense over the period such payments are earned.

During the fourth quarter of 2022, the Company reduced its workforce by approximately ten percent. Severance liabilities associated with this reduction in force were recorded as the reduction in force was completed.

Total severance expense for the year ended December 31, 2022, for both the site closures and the reduction in force totaled approximately $16.4 million, included within operating expenses on the consolidated statements of comprehensive income, of which $10.1 million is accrued in accrued expenses and other current liabilities at December 31, 2022.

The Company concluded that certain announced activities, including the above, were triggering events for potential impairment under ASC 360, *Property, Plant, and Equipment*, and therefore assessed the associated asset groups for impairment. Based upon this assessment, the Company determined that no impairment was required for the year ended December 31, 2022.

Derivative instruments

The Company uses interest rate swap contracts to reduce its exposure to fluctuating interest rates associated with the Company's variable rate debt, and to effectively increase the portion of debt upon which the Company pays a fixed interest rate. The Company's interest rate swap agreements are designated as cash flow hedges under ASC 815, *Derivatives and Hedging* ("ASC 815"), involving the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreement, without the exchange of the underlying notional amount. These hedges are highly effective in offsetting changes in the Company's future expected cash flows due to the fluctuation of the Company's variable rate debt.

The Company monitors the effectiveness of its hedges on a quarterly basis, both qualitatively and quantitatively. The Company performed a regression analysis at inception of the hedging relationship and at period end in which it compared the change in the fair value of the swap transactions and the change in fair value of a hypothetical interest rate swap having terms that identically match the terms of the debt's interest rate payments historical swap rates. The Company believes that the hedging instruments are expected to be highly effective at offsetting changes in the hedged transactions attributable to the risk being hedged. For each future reporting period, the Company will continue performing retrospective and prospective assessments of hedge effectiveness in a single regression analysis by updating the regression analysis that was prepared at inception of the hedging relationship.

The Company uses foreign currency derivative contracts to reduce its exposure to fluctuating exchange rates between the United States dollar (as the Company's functional currency) and certain expense lines denominated in Israeli Shekels ("ILS"), Polish Zloty ("PLN") and Romanian Leu ("RON"). The Company's derivative contracts are designated as cash flow hedges under ASC 815. The Company monitors the effectiveness of its hedges on a quarterly basis, both qualitatively and quantitatively, and expects these hedges to remain highly effective at offsetting fluctuations in exchange rates through their respective maturity dates. See *Note 14, Derivative Instruments,* for additional discussion.

The fair value of derivative financial instruments is recognized as an asset or liability at each balance sheet date, with changes in fair value recorded in other comprehensive income on the consolidated statements of comprehensive income until the future underlying transactions occur. The fair value approximates the amount the Company would pay or receive if these contracts were settled at the respective valuation dates. The inputs used to measure the fair value of the Company's interest rate swap agreements are categorized as Level 2 in the fair value hierarchy as established by ASC 820, *Fair Value Measurement* ("ASC 820"). The inputs used to measure the fair value of the Company's foreign currency derivative contracts are categorized as Level 2 in the fair value hierarchy as established by ASC 820.

Cash flows from derivatives, which are designated as accounting hedges, are presented consistently with the cash flow classification of the related hedged items.

Fair value of financial instruments

The Company accounts for fair value in accordance with ASC 820. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of accounts receivable and payables and the Company's cash and cash equivalents and restricted cash, approximates fair value due to the short time to expected payment or receipt of cash.

Net income per share attributable to common stockholders

For all periods presented herein, basic net income per share is calculated by dividing net income by the weighted-average common shares outstanding. Diluted net income per share reflects the effect of all potentially dilutive common shares outstanding by dividing net income by the weighted-average of all common and potentially dilutive shares outstanding. Performance Stock Units ("PSUs") are considered potentially dilutive as of the first day of the reporting period in which the underlying performance metric is achieved. In the event of a loss, diluted shares are not considered because of their anti-dilutive effect. The Company uses the treasury stock method on a grant-by-grant basis as the method for determining the dilutive effect of options, RSUs and PSUs. Under this method, it is assumed that the hypothetical proceeds received upon settlement are used to repurchase common shares at the average market price during the period.

Accounting standards recently adopted by the Company

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805)*("ASU 2021-08)". ASU 2021-08 requires that an acquiring entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606") and that at the acquisition date, the acquirer accounts for related revenue contracts in accordance with ASC 606 as if it had originated the contracts. The Company adopted this standard on January 1, 2023, and the adoption did not have an impact on the Company's consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 484* ("ASU 2022-06"). The amendments of ASU No. 2020-06 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The Company adopted this standard on January 1, 2023, and the adoption did not have an impact on the Company's consolidated financial statements.

Recently issued accounting standards not yet adopted by the Company

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. ASU 2023-09 requires that public business entities expand their annual disclosures related to rate reconciliation and income taxes paid, and provide a disaggregated presentation between domestic and foreign income or loss from continuing operations before income tax expense and income tax expense or benefit from continuing operations. This guidance is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 2.   BUSINESS COMBINATIONS

Acquisition of Reworks OY

On August 31, 2021, the Company entered into a Share Sale and Purchase Agreement ("SPA") pursuant to which the Company (i) acquired 80% of all issued and registered shares and options ("Share Capital") of Reworks Oy, a limited liability company incorporated under the laws of Finland ("Reworks") in exchange for cash consideration of $400 million, subject to customary closing adjustments, and (ii) will acquire the remaining 20% of the Share Capital for additional cash consideration ("Earnout Payment") in an amount to be determined based on certain performance metrics during the calendar year 2022. The Earnout Payment was contractually based on the amount of "Company EBITDA" (as defined in the SPA) in calendar year 2022 in excess of $10.3 million multiplied by 6.0, not to exceed $200 million, as further described in the SPA. In the event "Company EBITDA" (as defined in the SPA) was $10.3 million or less, the Earnout Payment would have been $1.

The acquisition date fair value of the Earnout Payment was estimated by management, with the assistance of third-party valuation specialists, based upon the probability-weighted fair values of multiple discounted cash flow analyses. In accordance with ASC 480, this liability has been measured at fair value as of the acquisition date and was remeasured to fair value on each subsequent reporting date until the contingency was resolved.

For the year ended December 31, 2021, the Company recorded a favorable fair value adjustment of $6.5 million, partially offset by $1.5 million of interest expense included within general and administrative expenses and interest expense, respectively, in the accompanying consolidated statement of comprehensive income to adjust the contingent consideration to estimated fair value. As of December 31, 2021, approximately $11 million had been recorded as compensation expense and was classified as an employee-related current liability on the Company's consolidated balance sheet.

In the first half of 2022, the Company recognized net expense of $5 million included within general and administrative expenses in connection with adjusting the Earnout Payment to estimated fair value. On August 1, 2022, the Company entered into an Omnibus Agreement to acquire the title to the remaining shares and options of Reworks in exchange for a $45 million cash payment to the sellers in lieu of the Earnout Payment. The cash payment was made in the third quarter of 2022. As a result, the Company has no earnout obligation associated with the Reworks acquisitions subsequent to this payment.

The acquisition was accounted for as a business combination with the Company consolidating Reworks subsequent to the August 31, 2021 closing date. The assets acquired and liabilities assumed have been recognized at their estimated fair values at the acquisition date, the determination of which was completed in the fourth quarter of 2021 and there were no material adjustments. The goodwill, which is non-deductible for tax purposes, is generally attributable to synergies between the Company's and Reworks' respective studio operations and apps.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in millions):

Consideration		
Total Consideration	$	438.7
Less: Cash acquired		(10.9)
Total consideration, net of cash acquired		427.8
Less: Acquisition date fair value of contingent consideration		(33.7)
Consideration paid as of August 31, 2021	**$**	**394.1**
Identifiable assets acquired and liabilities assumed		
Accounts receivable	$	9.4
Intangible assets other than goodwill		143.0
Goodwill		312.6
Deferred tax liabilities		(28.6)
Contingent consideration		(33.7)
Liabilities assumed		(8.6)
Total identifiable assets acquired and liabilities assumed	**$**	**394.1**

The developed game and user base intangible assets acquired and included in the above table are being amortized on a straight-line basis over their estimated useful life of six years and one year, respectively, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized.

Transaction costs incurred by the Company in connection with the Reworks acquisition, were approximately $1.0 million for the year ended December 31, 2021, and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results of operations for this acquisition subsequent to the August 31, 2021 acquisition date have not been presented because the incremental results from Reworks are not material to the consolidated statements of comprehensive income presented herein.

Acquisition of JustPlay.LOL Ltd

On March 21, 2022, the Company acquired all of the issued and outstanding shares of JustPlay.LOL Ltd. ("JustPlay") consistent with the Company's strategy to increase its breadth of entertainment genres and leverage the Company's Boost platform to enhance game-operations. Terms of the acquisition agreement include initial cash consideration of $30 million plus an earnout based on the performance of the acquired business, with a maximum total consideration of $120 million, subject to customary adjustments. The acquisition was accounted for as a business combination.

Within the accompanying consolidated financial statements, management has recorded its final estimate of the assets acquired and liabilities assumed in the acquisition, along with an estimate of the fair value for contingent consideration payable, based upon management's financial models for this acquisition, and upon similar allocations from prior acquisitions. The Company has engaged a third-party valuation specialist to assist the Company and such valuations were finalized during the third quarter of 2022.

The goodwill, which is non-deductible for tax purposes, is generally attributable to synergies between the Company's and JustPlay's respective studio operations and games.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in millions):

Consideration		
Total Consideration	$	42.0
Less: Cash acquired		(0.7)
Total consideration, net of cash acquired		41.3
Less: Acquisition date fair value of contingent consideration		(11.4)
Consideration paid as of March 23, 2022	**$**	**29.9**
Identifiable assets acquired and liabilities assumed		
Accounts receivable	$	1.0
Property and equipment		0.1
Intangible assets other than goodwill		12.3
Goodwill		29.7
Contingent consideration		(11.4)
Deferred tax liability		(1.5)
Liabilities assumed		(0.3)
Total identifiable assets acquired and liabilities assumed	**$**	**29.9**

The developed game assets acquired and included in the above table are being amortized on a straight-line basis over their estimated useful life of six years, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized.

Transaction costs incurred by the Company in connection with the JustPlay acquisition, were approximately $0.5 million for the year ended December 31, 2022, and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results of operations for this acquisition subsequent to the March 23, 2022 acquisition date have not been presented because the incremental results from JustPlay are not material to the consolidated statements of comprehensive income presented herein.

Subsequent to the acquisition, the Company reduced the amount of contingent consideration expected to be paid. As of December 31, 2023 and 2022, the Company has no remaining liability reflected in the financial statements herein.

Acquisition of Youda Games

On August 28, 2023, the Company completed the acquisition of the Youda Games (the "Youda Games") portfolio from Azerion Group N.V. consistent with the Company's strategy to increase its breadth of entertainment genres and leverage the Company's technology platforms and live operations. Terms of the acquisition agreement include initial cash consideration of EUR 81.3 million plus an earnout based on the performance of the acquired business, with a maximum total consideration of EUR 150 million, subject to customary adjustments. The acquisition was accounted for as a business combination.

Within the accompanying consolidated financial statements, management has recorded the assets acquired and liabilities assumed in the acquisition, along with its estimate of the fair value for contingent consideration payable, based upon management's financial models for this acquisition, and upon similar allocations from prior acquisitions. The Company has engaged a third-party valuation specialist to assist the Company with estimating the acquisition-date fair value of the intangible assets acquired and contingent consideration payable. This valuation was finalized during the fourth quarter 2023 with no material adjustments from the Company's initial estimates.

The goodwill, which is deductible for tax purposes, is generally attributable to synergies between the Company's and Youda Game's respective studio operations and games.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in millions):

Consideration		
Total Consideration	$	89.9
Less: Acquisition date fair value of contingent consideration		(2.4)
Consideration paid as of August 28, 2023	**$**	**87.5**
Identifiable assets acquired and liabilities assumed		
Intangible assets other than goodwill	$	45.3
Goodwill		44.6
Contingent consideration		(2.4)
Total identifiable assets acquired and liabilities assumed	**$**	**87.5**

The developed game assets acquired and included in the above table are being amortized on a straight-line basis over their estimated useful life of eight years, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized.

Transaction costs incurred by the Company in connection with the Youda Games acquisition, were approximately $1.6 million for the year ended December 31, 2023, and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results of operations for this acquisition subsequent to the August 28, 2023 acquisition date have not been presented because the incremental results from Youda Games are not material to the consolidated statements of comprehensive income presented herein.

Acquisition of G.S InnPlay Labs Ltd.

On September 14, 2023, the Company entered into a Share Purchase Agreement (the "Purchase Agreement") pursuant to which the Company agreed to acquire all of the issued and outstanding share capital of G.S InnPlay Labs Ltd. ("InnPlay") for an aggregate purchase price equal to (i) $80 million, subject to customary closing adjustments, and (ii) earnout payments of up to $220 million, the amounts of which will be based on certain revenue growth performance metrics of InnPlay during the two years following the closing of the transaction. The acquisition is consistent with the Company's strategy to increase its breadth of entertainment genres and leverage the Company's technology platforms and live operations expertise to enhance game operations. The acquisition transaction closed on September 28, 2023 and was accounted for as a business combination.

Within the accompanying consolidated financial statements, management has recorded the assets acquired and liabilities assumed in the acquisition, along with an estimate of the fair value for contingent consideration payable, based upon management's financial models for this acquisition, and upon similar allocations from prior acquisitions. The Company has engaged a third-party valuation specialist to assist the Company with estimating the acquisition-date fair value of the intangible assets acquired and contingent consideration payable. This valuation was finalized during the fourth quarter 2023.

Based upon the final valuation procedures, the estimated fair value of contingent consideration at the acquisition date was decreased from the Company's initial estimates by $12 million, with a corresponding decrease to goodwill. The formal valuation also allowed the Company to conclude on and record the value of the intangible assets acquired other than goodwill of $14.8 million, with a corresponding decrease to goodwill. Other than these two measurement period adjustments, there were no other material changes to the initial purchase price allocation resulting from the finalization of the valuation process within the measurement period.

The goodwill, which is non-deductible for tax purposes, is generally attributable to synergies between the Company's and InnPlay's respective studio operations and games.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in millions):

Consideration		
Total Consideration	$	140.5
Less: Cash acquired		(0.8)
Total consideration, net of cash acquired		139.7
Less: Deferred consideration		(3.7)
Less: Acquisition date fair value of contingent consideration		(63.0)
Consideration paid as of September 28, 2023	**$**	**73.0**
Identifiable assets acquired and liabilities assumed		
Accounts receivable	$	3.9
Other current assets		0.3
Property and equipment		0.2
Intangible assets other than goodwill		14.8
Goodwill		127.6
Deferred tax asset		3.4
Deferred consideration		(3.7)
Contingent consideration		(63.0)
Deferred tax liability		(3.4)
Liabilities assumed		(7.1)
Total identifiable assets acquired and liabilities assumed	**$**	**73.0**

Transaction costs incurred by the Company in connection with the InnPlay acquisition were approximately $1.3 million for the year ended December 31, 2023, and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results of operations for this acquisition subsequent to the September 28, 2023 acquisition date have not been presented because the incremental results from InnPlay, both individually and when aggregated with Youda pro forma results of operations, are not material to the consolidated statements of comprehensive income presented herein.

Other development transactions

During 2021, 2022 and 2023, the Company has made a small number of minority investments in early-stage high-growth potential game developers, all of which are accounted for as investments in unconsolidated affiliates.

NOTE 3.   CASH EQUIVALENTS

Cash equivalents at December 31, 2023 and 2022 are as follow (in millions):

	December 31,			
	2023		**2022**	
Money market funds	$	524.4	$	294.8
Term deposits		290.3		243.3
Commercial papers		104.8		79.9
Total cash equivalents	$	919.5	$	618.0

NOTE 4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at December 31, 2023 and 2022 are as follows (in millions):

	December 31,		
	2023		2022
Government authorities	$ 86.8	$	57.0
Derivative instruments - interest rate swaps	25.3		19.5
Prepaid expenses	15.4		16.0
Deferred charges	12.5		10.8
Other	7.9		10.1
Total prepaid expenses and other current assets	$ 147.9	$	113.4

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2023 and 2022 are as follow (in millions):

	December 31,		
	2023		2022
Computers and peripheral equipment	$ 228.2	$	205.7
Office furniture and equipment	19.2		17.1
Vehicles and aircraft	9.0		8.1
Leasehold improvements	59.2		53.0
Total property and equipment, gross	315.6		283.9
Accumulated depreciation	(195.7)		(158.2)
Total property and equipment, net	$ 119.9	$	125.7

Depreciation expense was $45.7 million, $45.9 million and $42.5 million in the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 6. GOODWILL

Changes in goodwill for the years ended December 31, 2023 and 2022 were as follows (in millions):

	Year ended December 31,		
	2023		2022
Balance at beginning of period	$ 811.2	$	788.1
Goodwill acquired during the year	172.2		29.7
Foreign currency translation adjustments	3.8		(6.6)
Balance at end of period	$ 987.2	$	811.2

As of October 1 of each year, the Company performed a qualitative assessment for its reporting unit and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during the years ended December 31, 2023, 2022 and 2021, no impairment charge was recognized.

NOTE 7. INTANGIBLE ASSETS OTHER THAN GOODWILL

The carrying amounts and accumulated amortization expenses of the acquired intangible assets other than goodwill, net, including the impact of foreign currency exchange translation, at December 31, 2023 and 2022 were as follows (in millions):

	December 31, 2023		December 31, 2022
	Weighted average remaining useful life (in years)	Balance	
Historical cost basis:			
Developed games and acquired technology	2.7	$ 661.4	$ 599.2
Trademarks and user base	1.0	37.1	31.0
Internal use software	2.3	166.7	126.2
		865.2	756.4
Accumulated amortization			
Developed games and acquired technology		(433.6)	(315.4)
Trademarks and user base		(32.5)	(31.0)
Internal use software		(87.9)	(56.0)
		(554.0)	(402.4)
Intangible assets other than goodwill, net		$ 311.2	$ 354.0

The Company has included amortization of acquired intangible assets directly attributable to revenue-generating activities in cost of revenue. The Company has included amortization of acquired intangible assets not directly attributable to revenue-generating activities in operating expenses.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded amortization expense in the amounts of $112.3 million, $116.1 million and $103.0 million, respectively.

In the second quarter of 2023, the Company recorded an intangible asset impairment of $9.7 million related to JustPlay.LOL Ltd's game title.

In the third quarter of 2023, the Company recorded an impairment charge of $41.6 million related to the Redecor game title based upon lower than expected performance of that title. The Company has recently released certain changes to the game operations and mechanics in an effort to improve the performance of this title. Given the recent nature of the game updates, it is too early to determine if such changes will have a positive impact on the game. To the extent these recent changes to the game do not boost the performance of the Redecor title, the remaining balance of the Redecor game title of approximately $41 million may be impaired in future periods.

There was no impairment of intangible assets in the years ended December 31, 2022 and 2021.

As of December 31, 2023, the total expected future amortization related to intangible assets was as follows (in millions):

2024	$ 104.2
2025	86.4
2026	71.1
2027	25.0
Thereafter	24.5
Total	$ 311.2

NOTE 8.   OTHER NON-CURRENT ASSETS

Other non-current assets at December 31, 2023 and 2022 are as follows (in millions):

	December 31,	
	2023	2022
Long-term tax assets	$ 133.4	$ 123.5
Unrecognized gain on interest rate swaps	15.2	29.3
Deposits	2.7	3.2
Other	0.3	0.7
Total other non-current assets	$ 151.6	$ 156.7

NOTE 9.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at December 31, 2023 and 2022 are as follows (in millions):

	December 31,	
	2023	2022
Employees and related expenses	$ 162.5	$ 170.3
Accrued expenses	93.9	110.1
Media buy	54.5	41.3
Deferred revenues	46.0	38.6
Contingent consideration	46.0	—
Tax accruals	35.4	24.9
Total accrued expenses and other current liabilities	$ 438.3	$ 385.2

NOTE 10.   OTHER LONG-TERM LIABILITIES, INCLUDING EMPLOYEE RELATED BENEFITS

Other long-term liabilities, including employee related benefits at December 31, 2023 and 2022 are as follows (in millions):

	December 31,	
	2023	2022
Long-term tax reserves	$ 312.9	$ 248.6
Unrecognized loss on interest rate swaps	4.4	—
Other	1.4	3.5
Total other long-term liabilities, including employee related benefits	$ 318.7	$ 252.1

NOTE 11.   LEASES

The Company's leases include office real estate and data center leases for its facilities worldwide, which are all classified as operating leases, and which expire on various dates, the latest of which is December 2035. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The Company's ROU assets and lease liabilities were calculated using the initial CPI and will not be subsequently adjusted. Certain leases include renewal options that are reasonably certain to be exercised.

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company's operating leases:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term (years)	6.8	7.8
Weighted average discount rates	4.3 %	4.1 %

Total operating lease expense was $23.3 million, $25.5 million and $21.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $18.4 million, $24.5 million and $21.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Maturities of lease liabilities are as follows (in millions):

2024	$ 24.2
2025	21.7
2026	19.1
2027	14.4
2028	10.3
Thereafter	32.7
Total undiscounted cash flows	122.4
Less: imputed interest	(14.7)
Present value of lease liabilities	$ 107.7

NOTE 12.   DEBT

			December 31, 2023		December 31, 2022
(in millions, except interest rates)	Maturity	Interest rate(s)	Book value	Face value	Book value
Term Loan	2028	8.220%	$ 1,822.8	$ 1,852.5	$ 1,831.2
Senior Notes	2029	4.250%	593.6	600.0	592.4
Revolving Credit Facility	2026	n/a	—	—	—
Total debt			2,416.4	2,452.5	2,423.6
Less: Current portion of long-term debt			(16.8)	(23.8)	(12.4)
Long-term debt			$ 2,399.6	$ 2,428.7	$ 2,411.2

Book value of debt in the table above is reported net of deferred issuance costs and original issue discount of $36.1 million and $43.2 million at December 31, 2023 and 2022, respectively.

Credit Agreement

On December 10, 2019, the Company entered into $2,750 million of senior secured credit facilities (the "Credit Facilities"), consisting of a $250 million revolving credit facility (the "Revolving Credit Facility"), and a $2,500 million first lien term loan (the "Old Term Loan"). The Credit Facilities were provided pursuant to a Credit Agreement, dated as of December 10, 2019 (the "Credit Agreement"), by and among Playtika, the lenders party thereto, and Credit Suisse, AG, Cayman Islands Branch, as administrative agent (in such capacity, the "Administrative Agent") and collateral agent (in such capacity, the "Collateral Agent"). Proceeds borrowed under the Credit Facilities on the closing date were used to pay off the outstanding balance on the Company's prior debt facility. On June 15, 2020, the Company increased the capacity of the Revolving Credit

Facility to $350 million. On January 15, 2021, the Company increased the borrowing capacity of the Revolving Credit Facility from $350 million to $550 million.

On March 11, 2021, the Company amended the Credit Agreement pursuant to an Incremental Assumption Agreement No. 3 and Second Amendment to Credit Agreement (the "Second Amendment"). The Second Amendment, among other things, effected a refinancing of the Old Term Loan with a new $1.9 billion senior secured first lien term loan borrowed under the Credit Agreement (the "New Term Loan"), increased the Revolving Credit Facility to $600 million and extended the maturity of the Revolving Credit Facility to March 11, 2026. The New Term Loan matures on March 11, 2028 and requires scheduled quarterly principal payments in amounts equal to 0.25% of the original aggregate principal amount of the New Term Loan, with the balance due at maturity.

The Credit Agreement allows the Company to request one or more incremental term loan facilities, incremental revolving credit facilities and/or increases to the New Term Loan or the Revolving Credit Facility in an aggregate amount of up to the sum of (x) the greater of (1) $800 million and (2) 1.00 times EBITDA (as defined in the Credit Agreement) plus (y) the amount of certain voluntary prepayments of indebtedness plus (z) such additional amount so long as, (i) in the case of loans under additional credit facilities that are secured by liens on the collateral securing the Credit Agreement, the Company's net total secured leverage ratio on a pro forma basis would not exceed 3.50 to 1.00 (or in the case of incremental facilities to fund certain investments and acquisitions, the net total secured leverage ratio immediately prior to such incurrence) and (iii) in the case of any other loans under additional credit facilities, the Company's fixed charge coverage ratio on a pro forma basis would not be less than 2.00 to 1.00 (or in the case of incremental facilities to fund certain investments and acquisitions, the fixed charge coverage ratio immediately prior to such incurrence), in each case, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

All future borrowings under the Credit Agreement are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, subject to certain exceptions.

Interest and Fees

Borrowings under the Credit Agreement bear interest at a rate equal to, at the Company's option, either (a) LIBOR determined by reference to the cost of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a floor of 0% or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as determined by the administrative agent and (iii) the one-month adjusted LIBOR rate plus 1.00%, in each case plus an applicable margin. Such applicable margin is (x) with respect to the New Term Loan, 2.75% per annum in the case of any LIBOR loan or 1.75% per annum in the case of any base rate loan, subject to one 0.25% step-down based on the Company's credit ratings and (y) in the case of the Revolving Credit Facility, a range from 2.25% to 3.00% per annum in the case of any LIBOR loan and a range from 1.25% to 2.00% per annum in the case of any base rate loan, based on the Company's net senior secured leverage ratio.

On June 19, 2023, the Company amended the Credit Agreement pursuant to a Third Amendment to Credit Agreement (the "Third Amendment"). The Third Amendment amended the Credit Agreement to bear interest or incur fees and other amounts denominated in Dollars to be based on the Adjusted Term Secured Overnight Financing Rate ("SOFR") plus an applicable spread adjustment, rather than the previously permitted Adjusted Eurocurrency Rate, starting in the third quarter of 2023. The amendment did not have an impact on the Company's consolidated financial statements or the effectiveness of the Company's interest rate swap agreements.

In addition, on a quarterly basis, the Company is required to pay each lender under the Revolving Credit Facility a commitment fee in respect of any unused commitments under the Revolving Credit Facility in the amount of 0.50% of the principal amount of the daily unused commitments of such lender, subject to step-downs to 0.375% and 0.25% based upon the Company's senior secured leverage ratio. The Company is also required to pay customary agency fees as well as letter of credit participation fees on outstanding letters of credit.

The Credit Agreement permits voluntary prepayments and requires mandatory prepayments in certain events including among others, 50% (subject to step-downs to 25% and 0% based upon the Company's net total secured leverage ratio) of the Company's excess cash flow to the extent such amount exceeds $10 million, certain net cash proceeds from non-ordinary asset sale transactions (subject to reinvestment rights), and 100% of net proceeds of any issuance of debt (except for debt permitted to be incurred by the Credit Agreement). The Company is not required to make an excess cash flow payment based upon its secured leverage ratio for 2023.

Collateral and Guarantors

The borrowings under the Credit Agreement are guaranteed by certain material, wholly-owned restricted subsidiaries of the Company, and are secured by a pledge of substantially all of the existing and future property and assets of the Company and the guarantors (subject to exceptions), including a pledge of the capital stock of the domestic subsidiaries held by the Company and the domestic guarantors and 65% (or 100% in the case of certain of the guarantors) of the capital stock of the first-tier foreign subsidiaries held by the Company and the domestic guarantors, in each case subject to exceptions.

The Credit Agreement requires that the Company and the guarantors (a) generate at least 80.0% of the EBITDA of the Company and its restricted subsidiaries for the four fiscal quarters most recently ended prior to the end of each fiscal quarter and (b) own all "Material Intellectual Property" (defined as any intellectual property rights consisting of registered trademarks or copyrights subsisting in the name or logo of any game that generates more than 5% of the EBITDA of the Company and its restricted subsidiaries for the then most recently ended four fiscal quarters) on the last day of the four fiscal quarters most recently ended prior to the end of each fiscal quarter. If the Company and the guarantors do not satisfy such requirement, then the Company must cause sufficient additional subsidiaries (which, subject to certain limitations, may include guarantors located in jurisdictions other than the United States, England and Wales and the State of Israel) to become guarantors in order to satisfy such requirement. During the year ended December 31, 2021, the Company voluntarily designated certain subsidiaries in Germany, Austria and Finland as additional guarantors. As of December 31, 2023, the Company was in compliance with these requirements.

Restrictive Covenants

The Revolving Credit Facility includes a maximum first-priority net senior secured leverage ratio financial maintenance covenant of 6.25 to 1.00, calculated as total first lien senior secured net debt divided by Credit Adjusted EBITDA. At December 31, 2023, the Company's first-priority net senior secured leverage ratio was 0.99 to 1.00 based upon Credit Adjusted EBITDA of $832.2 million and net debt (as defined in the Credit Agreement) of $823.3 million.

In addition, the Credit Agreement includes negative covenants, subject to certain exceptions, restricting or limiting the Company's ability and the ability of its restricted subsidiaries to, among other things: (i) make non-ordinary course dispositions of assets; (ii) make certain mergers and acquisitions; (iii) complete dividends and stock repurchases and optional redemptions (and optional prepayments) of subordinated debt; (iv) incur indebtedness; (v) make certain loans and investments; (vi) incur liens and certain fixed charges; (vii) transact with affiliates; (viii) change the business of the Company and its restricted subsidiaries; (ix) enter into sale/leaseback transactions; (x) allow limitations on negative pledges and the ability of restricted subsidiaries to pay dividends or make distributions; (xi) change the fiscal year and (xii) modify subordinated debt documents. Under the Credit Agreement, the Company may be required to meet specified leverage ratios or fixed charge coverage ratios in order to take certain actions, such as incurring certain debt or liens or making certain investments.

The Company was in compliance with its financial and other covenants under the Credit Agreement as of December 31, 2023.

Expenses Related to Modification of Debt

The Company accounts for the restructuring of its debt agreements in accordance with the accounting standards applicable to troubled debt restructuring, debt modification and debt extinguishment. Under the applicable accounting standards, the Company determined that the March 2021 financing transactions qualified for modification accounting. As a result, the Company expensed $14.5 million related to the debt modification, wrote off $22.9 million of previously deferred financing costs related to the modification of debt related to the Company's Old Term Loan and carried over $34.9 million of deferred financing costs to the New Term Loan.

Offering of 4.250% Senior Notes due 2029

Indenture

On March 11, 2021, the Company issued $600.0 million aggregate principal amount of its 4.250% senior notes due 2029 (the "Notes") under an indenture, dated March 11, 2021 (the "Indenture"), among the Company, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (the "Trustee").

Maturity and Interest

The Notes mature on March 15, 2029. Interest on the Notes will accrue at a rate of 4.250% per annum. Interest on the Notes payable semi-annually in cash in arrears on March 15 and September 15 of each year, commenced on September 15, 2021.

Guarantees

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Company's existing and future restricted subsidiaries that guarantee the obligations under the Credit Agreement (the "subsidiary guarantors").

Ranking

The Notes and the note guarantees rank equally in right of payment to all of the Company's and the subsidiary guarantors' existing and future senior indebtedness and senior in right of payment to all of the Company's and the subsidiary guarantors' future subordinated indebtedness. The Notes and the note guarantees are effectively subordinated to any of the Company's and the subsidiary guarantors' existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, including indebtedness outstanding under the Credit Agreement. In addition, the Notes and the note guarantees are structurally subordinated to the existing and future liabilities of the Company's non-guarantor subsidiaries.

Redemption

The Company may redeem the Notes at any time prior to March 15, 2024, in whole or in part, at a redemption price equal to 100% of the accrued principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the redemption date, plus a make-whole premium.

The Company may redeem the Notes at any time on or after March 15, 2024, in whole or in part, at a redemption price equal to (i) 102.125% of the principal amount thereof, should such redemption occur before March 15, 2025, (ii) 101.063% of the principal amount thereof, should such redemption occur before March 15, 2026, and (iii) 100.000% of the principal amount thereof, should such redemption occur on or after March 15, 2026, in each case plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

In addition, at any time prior to March 15, 2024, the Company may redeem up to 40% of the original aggregate principal amount of all Notes issued with the net cash proceeds from certain equity offerings at a redemption price of 104.250% of the principal amount redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date, so long as at least 50% of the aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption, and the redemption date is within 90 days of the consummation of any such equity offering.

Covenants

The Indenture contains customary covenants that limit the Company's ability and, in certain instances, the ability of the Company's subsidiaries, to borrow money, create liens on assets, make distributions and pay dividends on or redeem or repurchase stock, make certain types of investments, sell stock in certain subsidiaries, enter into agreements that restrict dividends or other payments from subsidiaries, enter into transactions with affiliates, issue guarantees of indebtedness, and sell assets or merge with other companies. These limitations are subject to a number of important exceptions and qualifications set forth in the Indenture.

Change of Control

In the event of a change of control, the Company must offer to repurchase the Notes at a repurchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Events of Default

Events of default under the Indenture include, among others, the following with respect to the Notes: default which continues for 30 days in the payment of interest on the Notes; default in payment of the principal of, or premium, if any, on the Notes; failure to comply with certain covenants in the Indenture for 60 days (or 120 days with respect to the covenant relating to the provision of financial reports) upon the receipt of notice from the Trustee or holders of at least 25% in aggregate principal amount of the Notes; acceleration or payment default of indebtedness of the Company or certain of its subsidiaries in excess of a specified amount that remains uncured following the applicable grace period provided in such indebtedness; final judgments against the Company or certain of its subsidiaries in excess of a specified amount that remains unpaid for 45 days; and certain events of bankruptcy or insolvency with respect to the Company or certain of its subsidiaries. In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company or certain of its subsidiaries, all Notes then outstanding will become due and payable immediately without further action or notice. If any other event of default occurs with respect to the Notes, the Trustee or holders of at least 25% in aggregate principal amount of the Notes may declare all Notes then outstanding to be due and payable immediately.

Scheduled principal payments of long-term debt

The scheduled principal payments due on long-term debt are as follows (in millions):

2024	$	23.8
2025		19.0
2026		19.0
2027		19.0
2028 and thereafter		2,371.7
Total	$	2,452.5

NOTE 13. EQUITY TRANSACTIONS AND STOCK INCENTIVE PLAN

Common stock

The following are the rights and privileges of the Company's common shares:

> *Dividends* - The holders of outstanding shares of the Company's common stock are entitled to receive dividends out of funds legally available at the times and in the amounts which its board of directors may determine.

> *Voting rights* – Holders of the Company's common shares are entitled to one vote per share.

> *Liquidation* – Upon the Company's liquidation, dissolution or winding-up, the assets legally available for distribution to the Company's stockholders would be distributable ratably among the holders of the Company's common shares.

> *Preemptive or similar rights* – None of the Company's common shares is entitled to preemptive rights or subject to redemption.

Overview of Stock Incentive Plan

On May 26, 2020, the Board of Directors of the Company approved the Playtika Holding Corp. 2020 Incentive Award Plan (the "Plan"). The Plan authorizes the issuance of stock options, restricted stock, RSUs, dividend equivalents, stock appreciation rights, performance bonus awards and other incentive awards. The Plan authorizes the grant of awards to employees, non-employee directors and consultants of the Company.

As of December 31, 2023, a total of 56,232,228 shares of the Company's common stock had been allocated to awards granted under the Plan and 5,779,753 shares remained available for future grants.

Equity transactions

On May 26, 2020, the Board of Directors of the Company approved an amendment to the Certificate of Incorporation of the Company (the "Stock Split") to increase the authorized number of shares of the Company's common stock from ten (10) shares to one million (1,000,000) shares, to decrease the par value of each share of common stock of the Company from $1.00 per share to $0.01 per share, and to reclassify each share of common stock issued and outstanding immediately prior to the Stock Split into 94,500 shares of common stock.

On January 5, 2021, the Company's Board of Directors approved an amended and restated certificate of incorporation of the Company effecting a 400-for-1 stock split of the Company's issued and outstanding shares of common stock and an increase to the authorized shares of our common stock and preferred stock to 1,600 million shares and 100 million shares, respectively. The split and the increase in authorized shares of the Company's common stock was effected on January 6, 2021 and without any change in the par values per share.

All information herein related to the Company's common stock and stock awards has been retroactively adjusted to give effect to both the May 26, 2020 stock split and the January 5, 2021 stock split.

In January 2021, promptly following the pricing of the Company's IPO, the number of shares available for issuance under the Playtika Holding Corp. 2020 Incentive Award Plan (the "Plan") increased by 14,335,499 shares of common stock, which represented 3.5% of the total number of shares outstanding immediately after the consummation of the IPO. If, on January 1st of each year through January 2030, the number of shares available for grant is less than 3.5% of the total shares of the Company's outstanding common stock, then the number of shares available for grant will increase to an amount equal to the lesser of (i) 3.5% of the total shares of the Company's outstanding common stock or (ii) such number of shares determined by the Board of Directors. On January 1, 2024 and 2022, the number of shares of issuance under the Plan increased by 7.2 million and 14.0 million, respectively. On January 1, 2023, there was no increase to the number of shares available for issuance under the Plan.

In connection with its January 15, 2021 IPO, the Company granted 7,985,297 stock options and 4,299,077 RSUs to certain of its employees. The stock options and RSUs generally vest 25% on the first anniversary of the grant date, and the remaining 75% of the options and RSUs vest in equal quarterly installments during the three years following the first anniversary of the grant date.

Option Repricing

On February 7, 2022, the Compensation Committee of the Board of Directors of the Company approved an amendment to 5,303,242 options granted in 2021 that were scheduled to vest after the first anniversary of the grant date (the "Adjusted Portion"). The Adjusted Portion was amended to reduce the per share exercise prices of such Adjusted Portion to $18.71. The Company accounted for the repricing as a modification and is recording incremental compensation expense of approximately $8.8 million from the time of the repricing through the remaining vesting period. There were no awards included in this repricing to any named executive officers or other executives defined as insiders according to Section 16 of the Securities Exchange Act of 1934.

Tender Offer

On August 29, 2022, the Company announced a tender offer for the purchase of up to 51,813,472 shares of its issued and outstanding common stock, par value $0.01 per share (each, a "Share" and collectively, "Shares") or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price of $11.58 per Share (the "Tender Offer"). On October 10, 2022, the Company announced that it accepted for purchase 51,813,472 Shares for an aggregate cost of $600 million, excluding fees and expense related to the Tender Offer. The number of shares that the Company has accepted for purchase in the Tender Offer represented approximately 12.6% of the total number of shares that were outstanding as of September 30, 2022. The Company's shares outstanding and treasury stock are presented, and both basic and diluted earnings per share have been calculated, as if the entire 51,813,472 shares accepted in the Tender Offer were purchased on the closing date of the Tender Offer.

Option Exchange

On November 14, 2022, the Company commenced a voluntary, one-time stock option exchange program (the "Option Exchange") pursuant to which eligible service providers (including eligible employees) were able to exchange outstanding stock options for a lesser amount of new RSUs to be issued under the Plan. No members of the Board held outstanding stock options and therefore did not participate in the Option Exchange. Service providers who elected to participate in the Option Exchange received one RSU for every 2.5 shares of Playtika common stock underlying the eligible options surrendered. This "exchange ratio" (2.5-for-1) was applied on a grant-by-grant basis.

On December 15, 2022, 10,886,748 options were exchanged for 4,353,438 RSUs. The Company accounted for the Option Exchange as a modification and is recording incremental compensation expense of approximately $10.1 million from the time of the Option Exchange through the remaining vesting period.

Stock options

The following table summarizes the Company's stock option activity:

	Stock Options Outstanding (in millions)	Weighted Average Remaining Term (in years)	Weighted Average Exercise Price	Intrinsic Value (in millions)
Outstanding at January 1, 2023	3.4	8.2	$ 19.08	
Granted	0.1		$ 10.29	
Exercised	—			
Cancelled	(1.8)		$ 20.14	
Expired	—		$ —	
Outstanding at December 31, 2023	1.7	7.6	$ 17.72	$ —
Exercisable at December 31, 2023	0.9	7.4	$ 19.80	$ —

There were no stock options exercised during the years ended December 31, 2023, 2022 or 2021. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2023 and 2022 was $10.29 per share and $6.43 per share, respectively.

The Company will issue new shares of common stock upon exercise of stock options.

The Company uses the Black-Scholes option pricing model to estimate the fair value and compensation cost associated with employee stock options, which is affected by the following assumptions regarding complex and subjective variables. Any changes in these assumptions may materially affect the estimated fair value of the stock-based award.

- Fair value of common stock - The Company uses the public trading price of its common stock on the Nasdaq stock market to determine the fair value of its common stock.

- Risk-free interest rate - The risk-free interest rate was estimated based on the U.S. Treasury yield curve in effect at the time of grant and with maturities consistent with the expected term of the respective equity option award.

- Expected dividend yield - The fair value of options granted prior to February 2024 was determined based upon the assumption that we would not pay cash dividends on shares of our common stock.

- Expected term - The Company estimated the expected term based on the average time between the vesting date and expiration date, ten years after the grant date, of the respective equity option award.

- Expected volatility – Prior to the Company's initial public offering of equity in January 2021, as the Company was a private company at the time of valuation, the Company estimated volatility based on the volatilities exhibited by comparable public companies and the Company's capital structure and utilized the observable data for a group of peer companies that grant options with substantially similar terms to assist in developing its volatility assumption. Subsequent to the Company's initial public offering, the Company continues to estimate volatility in the same manner as it has not yet established sufficient history to estimate volatility of its own.

The table below summarizes the assumptions used for the options granted in each respective period, as well as for options repriced during the first quarter of 2022:

	Year ended December 31,	
	2023	**2022**
Risk-free interest rate	3.34% - 3.79%	0.67% - 3.88%
Expected dividend yield	—	—
Expected term in years	6.1	6.1
Expected volatility	52.13% - 52.79%	40.96% - 52.82%

For options, 25% of the options generally vest on the first anniversary of the grant date, and the remaining 75% of the options vest in equal quarterly installments during the three years following the first anniversary of the grant date. The stock options have a contractual term of ten years. Except as provided in an option agreement between the Company and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited.

RSUs

RSUs generally vest 25% on the first anniversary of the grant date, and the remaining 75% of the RSUs vest in equal quarterly installments during the three years following the first anniversary of the grant date. RSUs granted to the Board of Directors of the Company vest immediately. Certain RSUs granted in December 2023 vest 12.5% eighteen months after the grant date and then in equally quarterly installments over the following 3.5 years, and RSUs granted in 2022 as a result of the Option Exchange generally vest in equal quarterly installments over three years. Except as provided in an award agreement between the Company and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited. RSUs settle for outstanding shares of the Company's common stock upon vesting.

The following table summarizes the Company's RSU activity:

	Shares (in millions)	Weighted Average Grant Date Fair Value	Total Fair Value of Shares Vested (in millions)
Outstanding at January 1, 2021	5.9	$ 21.04	
Granted	7.5	$ 28.23	
Vested	(1.5)	$ 21.17	$ 26.6
Cancelled	(0.5)	$ 30.62	
Outstanding at December 31, 2021	11.4	$ 25.29	
Granted[1]	11.0	$ 15.43	
Vested	(4.5)	$ 24.92	$ 55.1
Cancelled	(3.0)	$ 22.30	
Outstanding at December 31, 2022	14.9	$ 18.69	
Granted	13.8	$ 8.81	
Vested	(6.4)	$ 19.00	$ 61.6
Cancelled	(1.0)	$ 17.67	
Outstanding at December 31, 2023	21.3	$ 12.24	

_____

[1] The number of RSUs granted includes those resulting from the Option Exchange.

PSUs

On February 7, 2022, the Compensation Committee of the Board of Directors of the Company approved the grant of PSUs to certain employees pursuant to the Plan. For each annual performance period consisting of calendar years 2022 through 2025, up to 25% of the PSUs will be eligible to vest based on the Company's annual revenue growth rate during the applicable performance period relative to threshold, target and maximum achievement levels.

If the Company's annual revenue growth rate for a performance period is between two achievement levels, the achievement percentage will be determined by linear interpolation between the applicable achievement levels. Notwithstanding the foregoing, in no event shall less than 25 PSUs vest during each performance period for Israeli participants.

The following table summarizes the Company's PSU activity:

	Shares[1] (in millions)	Weighted Average Grant Date Fair Value	Total Fair Value of Shares Vested (in millions)
Outstanding at January 1, 2022	—	$ —	
Granted	3.5	$ 9.72	
Vested	—	$ —	$ —
Cancelled	(0.3)	$ 9.72	
Outstanding at December 31, 2022	3.2	$ 9.72	
Granted	—	$ —	
Vested	(0.4)	$ 9.72	$ 4.2
Cancelled	(0.6)	$ 9.72	
Outstanding at December 31, 2023	2.2	$ 9.72	

_____

[1] The number of shares for the PSUs listed as granted represent the total number of PSUs granted to each recipient eligible to vest if the Company meets its highest specified performance goals for the applicable period.

On November 10, 2022, the Compensation Committee of the Board of Directors of the Company approved an amendment to the performance stock unit agreement resulting in a modification of the PSU awards and stock-based compensation expense.

As of December 31, 2023, the Company believed it probable that the 2024 and 2025 performance targets, as outlined in the amended award agreements, would achieve 75% and 50% revenue growth achievement, respectively, as defined. Therefore, seventy five percent and fifty percent of the potential expense associated with the 2024 and 2025 tranches, respectively, was recognized or will be recognized over the applicable performance period of the respective tranche.

On February 9, 2023, the Board of Directors of the Company ratified the Company's annual revenue growth rate during 2022 and approved the vesting of 50.9% of the PSU awards eligible to vest for the 2022 performance period. On February 7, 2024, the Board of Directors of the Company ratified the Company's annual revenue growth rate during 2023. None of the PSU awards eligible to vest for the 2023 performance metric were approved to vest.

Stock-based compensation

The following table summarizes stock-based compensation costs by award type (in millions):

	Year ended December 31,		
	2023	**2022**	**2021**
Stock options	$ 3.4	$ 24.2	$ 35.2
RSUs	106.7	96.1	67.9
PSUs	2.9	5.2	—
Total stock-based compensation costs	$ 113.0	$ 125.5	$ 103.1

The following table summarizes stock-based compensation costs, net of amounts capitalized, as reported on the Company's consolidated statements of comprehensive income (in millions):

	Year ended December 31,		
	2023	**2022**	**2021**
Research and development expenses	$ 37.4	$ 43.4	$ 27.7
Sales and marketing expenses	9.1	10.6	8.3
General and administrative expenses	63.5	69.5	64.4
Total stock-based compensation costs, net of amounts capitalized	$ 110.0	$ 123.5	$ 100.4

During the years ended December 31, 2023, 2022 and 2021, the Company capitalized $3.0 million, $2.0 million and $2.7 million of stock-based compensation cost, respectively.

As of December 31, 2023, the Company's unrecognized stock-based compensation expenses related to stock options, RSUs and PSUs was approximately $5.8 million, $247.0 million and $4.7 million, respectively. The expense related to stock options, RSUs and PSUs are expected to be recognized over a weighted average period of 1.7 years, 3.0 years and 1.5 years, respectively.

NOTE 14.   DERIVATIVE INSTRUMENTS

Interest rate swap agreements

In March 2021, the Company entered into two interest rate swap agreements, each with a notional value of $250 million. Each of these swap agreements is with a different financial institution as the counterparty to reduce the Company's counterparty risk. Each swap requires the Company to pay a fixed interest rate of 0.9275% in exchange for receiving one-month LIBOR. The interest rate swap agreements settle monthly commencing in April 2021 through their termination dates on April 30, 2026. The estimated fair value of the Company's interest rate swap agreements is derived from a discounted cash flow analysis. In June 2023 these two interest rate swap agreements were amended so that effective July 31, 2023, the

Company will pay a fixed interest rate of 0.85% in exchange for receiving on-month Term SOFR. The amendment did not impact the hedge effectiveness.

In January 2023, the Company entered into two interest rate swap agreements, each with a notional value of $250 million. Each of these swap agreements is with a different financial institution, and each swap requires the Company to pay a fixed interest rate of 3.435% in exchange for receiving one-month LIBOR for six months and one-month Term SOFR afterwards. The interest rate swap agreements settle monthly commencing in February 2023 through their termination dates on February 28, 2028. The estimated fair value of the Company's interest rate swap agreements is derived from a discounted cash flow analysis.

The aggregate fair value of the Company's interest rate swap agreements was an asset of $36.1 million as of December 31, 2023 and was recorded between prepaid expenses and other current assets, other non-current assets, and other long-term liabilities in the accompanying consolidated balance sheets based upon the timing of the underlying expected cash flows. The aggregate fair value of the Company's interest rate swap agreements was an asset of $48.8 million as of December 31, 2022 and was recorded between prepaid expenses and other current assets and other non-current assets in the accompanying consolidated balance sheets based upon the timing of the underlying expected cash flows.

Foreign currency hedge agreements

At December 31, 2023, the Company had outstanding derivative contracts to purchase certain foreign currencies, including ILS, RON, and PLN at future dates. The amount of future salary expenses the Company had hedged was approximately $208.6 million, and all contracts are expected to mature during the upcoming 12 months. The aggregate fair value of the Company's derivative contracts was a net asset of $3.4 million as of December 31, 2023 and was recorded in prepaid expenses and other current assets and accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The aggregate fair value of the Company's derivative contracts was a net liability of $5.3 million as of December 31, 2022 and was recorded in prepaid expenses and other current assets and accrued expenses and other current liabilities in the accompanying consolidated balance sheets. In the second quarter of 2022, in conjunction with the announced closing of its Canadian operations, the Company terminated its derivative contract to purchase Canadian dollars resulting in an immaterial gain.

NOTE 15.   FAIR VALUE MEASUREMENTS

The Company's assessment of goodwill and other intangible assets for impairment includes an assessment using various Level 2 (discount rate) and Level 3 (forecasted cash flows) inputs.

The following table summarizes the fair value measurement of the Company's long-term debt (in millions):

	December 31, 2023		
	Face Value	Fair Value	Fair Value Hierarchy
Term Loan	$ 1,852.5	$ 1,847.9	Level 2
Senior Notes	600.0	525.8	Level 2
Total debt	$ 2,452.5	$ 2,373.7	

	December 31, 2022		
	Face Value	Fair Value	Fair Value Hierarchy
Term Loan	$ 1,866.8	$ 1,794.5	Level 2
Senior Notes	600.0	468.0	Level 2
Total debt	$ 2,466.8	$ 2,262.5	

The estimated fair value of the Company's term loan is based upon the prices at which the Company's debt traded in the days immediately preceding the balance sheet date. As the trading volume of the Company's debt is low relative to the overall debt balance, the Company does not believe that the associated transactions represent an active market, and therefore this indication of value represents a level 2 fair value input.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis in the Company's consolidated balance sheet (in millions):

| | | Fair Value at | |
	Pricing Category	December 31, 2023	December 31, 2022
Cash equivalents			
Money market funds	Level 1	$ 524.4	$ 294.8
Term deposits	Level 1	290.3	243.3
Commercial papers	Level 2	104.8	79.9
Prepaid expenses and other current assets			
Derivative instruments - interest rate swaps	Level 2	$ 25.3	$ 19.5
Derivative instruments - foreign currency derivative contracts	Level 2	4.3	2.2
Other non-current assets:			
Derivative instruments - interest rate swaps	Level 2	$ 15.2	$ 29.3
Accrued expenses and other current liabilities:			
Derivative instruments - foreign currency derivative contracts	Level 2	$ 0.9	$ 7.5
Other long-term liabilities, including employee related benefits			
Derivative instruments - interest rate swaps	Level 2	$ 4.4	$ —

The carrying values of the Company's cash equivalents approximate fair value because of the short duration of these financial instruments.

The Company estimates the fair value of interest rate swap contracts by discounting the future cash flows of both the fixed rate and variable rate interest payments based on market yield curves. The inputs used to measure the fair value of the Company's interest rate swap contracts are categorized as Level 2 in the fair value hierarchy as established by ASC 820.

The fair value of the Company's foreign currency contracts approximates the amount the Company would pay or receive if these contracts were settled at the respective valuation dates. The inputs used to measure the fair value of the Company's foreign currency contracts are categorized as Level 2 in the fair value hierarchy as established by ASC 820.

The change in fair value of contingent consideration payable was valued using significant unobservable inputs (Level 3), was included in the general and administrative expenses in the Company's consolidated statements of comprehensive income and consisted of the following (in millions):

Balance as of December 31, 2021	$ 28.7
Recorded in connection with acquisition transactions	11.4
Adjustment based on subsequent settlement agreement[1]	(28.7)
Fair value adjustments based upon post-acquisition performance	(11.4)
Balance as of December 31, 2022	—
Recorded in connection with acquisition transactions[2]	65.4
Fair value adjustments based upon post-acquisition performance	1.4
Balance as of December 31, 2023[3]	$ 66.8

_____
(1)   See *Note 2, Business Combinations, Acquisition of Reworks OY,* for additional discussion.

(2)   Amount comprised of $63.0 million and $2.4 million for InnPlay and Youda acquisitions, respectively.

(3)   Amount comprised of $64.4 million and $2.4 million for InnPlay and Youda acquisitions, respectively.

The Company estimated the fair value of its contingent consideration liabilities using probability-weighted discounted cash flow analyses. These fair value measurements are based on significant inputs not observable in the market and thus represent Level 3 measurements as defined in ASC 820. The extent to which the actual results differ from assumptions made within the probability-weighted analyses will result in adjustments to this liability in future periods.

The Company had no financial assets or liabilities measured at fair value as of December 31, 2022.

The Company has not elected the fair value measurement option available under U.S. GAAP for any of its assets or liabilities that meet the option for this criteria.

NOTE 16.   COMMITMENTS AND CONTINGENCIES

In November 2013, the Company's subsidiary, Playtika, Ltd., sent an initial demand letter to Enigmatus s.r.o., a game developer in the Czech Republic, which owns various U.S. trademark registrations that resemble the Company's Sloto-formative trademark names, demanding that it cease use of the trademark Slotopoly. In response, Enigmatus s.r.o. asserted that it was the owner of the Sloto-formative trademarks and denied that its game title infringed upon the Company's trademarks. Enigmatus s.r.o. applied to register one of the Company's trademarks in the United Kingdom and European Union, and the Company successfully opposed its applications. In December 2016, Enigmatus s.r.o., filed a trademark infringement lawsuit, Enigmatus, s.r.o. v. Playtika LTD and Caesars Interactive Entertainment, Inc., against Playtika, Ltd. and Caesars Interactive Entertainment LLC in the Federal Court of Canada asserting that the Company's use of the *Slotomania* trademarks violates its proprietary and trademark rights. The plaintiff sought injunctive relief and monetary damages. Pleadings have been exchanged and documentary discovery completed. A hearing for summary trial was conducted between June 27-29, 2023. The Company has defended this case vigorously and will continue to do so. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

On November 23, 2021, the Company, its directors and certain of its officers were named in a putative class action lawsuit filed in the United States District Court for the Eastern District of New York (Bar-Asher v. Playtika Holding Corp. et al.). The complaint is allegedly brought on behalf of a class of purchasers of the Company's securities between January 15, 2021 and November 2, 2021, and alleges violations of federal securities laws arising out of alleged misstatements or omissions by the defendants during the alleged class period. On March 10, 2022, the court appointed LBMotion Ltd as lead plaintiff, and the plaintiff filed an amended complaint on May 6, 2022. The amended complaint alleges violations of Section 11 and 15 of the Securities Act of 1933 and seeks, among other things, damages and attorneys' fees and costs on behalf of the putative class. The amended complaint also added the companies that served as underwriters for the Company's IPO as defendants in the lawsuit. On September 15, 2022, in accordance with local rules of the Court, the Company and other defendants in the case filed a letter notifying the Court of defendants' service upon plaintiffs of, among other things, a notice of motion to dismiss plaintiffs' amended complaint and a memorandum of law in support of the defendants' motion to dismiss plaintiffs' amended complaint. On November 30, 2022, the Company filed with the Court a motion to dismiss. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company has defended this case vigorously and will continue to do so.

On November 4, 2022, the Company and certain of its directors were named in a derivative action lawsuit filed in the United States District Court for the Eastern District of New York (Bushansky v. Antokol., et al.). The complaint was brought on behalf of the Company by a putative stockholder alleging that the named directors were negligent in their oversight of the preparation of the Company's Proxy Statement in alleged violation of federal securities laws and that those directors breached their fiduciary duties upon related allegations. The complaint also asserts claims for contribution and indemnification, and aiding and abetting. The complaint seeks, among other things, damages, disgorgement and restitution by the director defendants, and attorneys' fees and costs. Based upon an agreement of plaintiff, the Company, and the other defendants, on February 13, 2023, the Court stayed this action until the resolution of the motion to dismiss in the class action case of Bar-Asher v. Playtika Holding Corp. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company intends to vigorously defend this case.

On May 17, 2022, Guy David Ben Yosef filed a Motion for Approval of a class action lawsuit in district court in Tel Aviv-Jaffa Israel against Playtika Group Israel Ltd. ("PGI"), on behalf of all of PGI's customers who made game token purchases in Israel as part of games marketed by PGI during the seven years preceding the filing of the motion and for all subsequent customers of such games who purchase tokens until the resolution of the claim. The Motion alleges that certain of the Company's slot, poker and solitaire-themed games, including *Slotomania, Caesars Slots, Solitaire Grand Harvest, House of Fun* and *Poker Heat*, constitute illegal gambling and are prohibited under Israeli law and are misleading under Israeli consumer protection laws and alleges unjust enrichment. The Motion asserts damages of NIS 50 million. On January 12, 2023, PGI filed its response to the Motion for Approval. On March 5, 2023, the applicant submitted his reply to PGI's response. A pre-trial hearing was held on May 4, 2023. The parties agreed to appoint a mediator to try and resolve the dispute. The first mediation meeting was held on August 16, 2023 and the second mediation meeting was held on January 7, 2024. The parties are actively working towards a settlement agreement with response to this matter and the expected range of loss is not material to the Company's financial statements as a whole. If a mediated resolution is not reached the Company will continue defending this case vigorously.

On April 10, 2023, Playtika Holding UK II Limited, the Company's controlling shareholder, and certain officers of the Company were sued (Kormos v Playtika Holding UK II Limited, et al.) in the Delaware Chancery Court. The lawsuit alleges generally that the defendants breached fiduciary duties owed to the Company and its stockholders with respect to the controlling shareholder's indication of an interest in selling some or all of its shares, and the resulting strategic review process and self-tender offer. On August 18, 2023, defendants filed with the Court motions to dismiss the claims. A hearing on the motions to dismiss was held on November 21, 2023. On January 18, 2024, the court denied Playtika Holding UK II Limited's motion to dismiss in an oral ruling but reserved decision on the motion to dismiss the claims against the Company's officers for a written opinion. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

On November 13, 2023, plaintiff Gina v. Burt filed a lawsuit against the Company and its subsidiary, Playtika Ltd., in the Circuit Court of Coffee County, Tennessee, alleging that the Company's social casino-themed games are unlawful gambling under Tennessee law. The lawsuit seeks to recover all amounts paid by Tennessee residents to the Company in connection with its games during the period beginning one year before the filing of the lawsuit until the case is resolved but excluding any residents who spent $75,000 or more during such time period. After the Company removed the case to the U.S. District Court for the Eastern District of Tennessee, plaintiff filed a motion to remand the case back to the Coffee County Circuit Court. The Company filed a motion to dismiss and a motion to compel arbitration and intends to oppose the plaintiff's motion to remand. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company intends to defend this case vigorously.

On March 8, 2023, plaintiff Gayla Hamilton Mills filed a lawsuit against the Company and its subsidiary, Playtika Ltd., in the Circuit Court of Franklin County, Alabama, alleging that the Company's social casino-themed games are unlawful gambling under Alabama law. The lawsuit seeks to recover all amounts paid by Alabama residents to the Company in connection with its games during the period beginning one year before the filing of the lawsuit until the case is resolved. After the Company removed the case to the U.S. District Court for the Northern District of Alabama, plaintiff dismissed the complaint and filed a very similar new complaint in the Circuit Court of Franklin County, Alabama on August 25, 2023. The new complaint asserted the same cause of action and bases for relief, but limited the requested recovery to the amounts paid to the Company in connection with its games only by those Alabama residents who spent less than $75,000 during the one year before the filing of the lawsuit until the case is resolved. The Company timely removed the new complaint to the same U.S. district court on September 28, 2023. On October 20, 2023, the plaintiff filed a motion to remand the case back to the Franklin County Circuit Court and pleadings have been exchanged on the motion to remand. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows. The Company intends to defend this case vigorously.

On February 27, 2023, the company received a deficit notice from the Ben Gurion Airport Customs House concerning the purchase of a private aircraft. The deficit notice claims that the company's acquisition of the aircraft is an import into Israel, and, as a result, it was obliged to pay purchase tax and VAT for the acquisition. The company disputes that any tax or VAT is owed. On July 26, 2023, the Customs House's definitive response was received, with the deficit notice still intact. The current claimed amount of the deficit notice is approximately $3.6 million. The Company paid the deficit notice under protest and filed a claim with the district court on December 12, 2023. The Company intends to pursue this case vigorously.

The Company received seven demands for arbitration in late 2022 and early 2023 alleging that its games constitute illegal gambling under applicable state law. These demands generally attempted to recover amounts spent by third parties on the Company's games by relying on state gambling loss recovery statutes. All of these demands have either been dismissed or resolved, on an individual basis, at an immaterial value.

NOTE 17.   REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table provides information about disaggregated revenue by geographic location of the Company's players and type of platform (in millions):

	Year ended December 31,		
	2023	**2022**	**2021**
Geographic location			
USA	$ 1,777.5	$ 1,843.0	$ 1,816.7
EMEA	431.9	390.1	383.8
APAC	180.9	201.5	206.9
Other	176.7	180.9	175.6
Total	$ 2,567.0	$ 2,615.5	$ 2,583.0

Revenues through third-party platforms and through the Company's own Direct-to-Consumer platforms were as follows (in millions):

	Year ended December 31,		
	2023	**2022**	**2021**
Revenues			
Third-party platforms	$ 1,927.6	$ 2,008.6	$ 2,054.0
Direct-to-Consumer platforms	639.4	606.9	529.0
Total	$ 2,567.0	$ 2,615.5	$ 2,583.0

Contract balances

Payments from players for virtual items are collected by platform providers or payment processors and remitted to the Company (net of the platform or clearing fees) generally within 45 days after the player transaction. The Company's right to receive the payments collected by the platform providers or payment processors is recorded as an accounts receivable as the right to receive payment is unconditional. Deferred revenues, which represent a contract liability, represent mostly unrecognized fees billed for virtual items which have not yet been consumed at the balance sheet date. Platform fees paid to platform providers or payment processors and associated with deferred revenues represent a contract asset.

Balances of the Company's contract assets and liabilities are as follows (in millions):

| | December 31, | |
	2023	2022
Accounts receivable	$ 171.5	$ 141.1
Contract assets [1]	12.5	10.8
Contract liabilities [2]	46.0	38.6

_____

[1] Contract assets are included within prepaid expenses and other current assets as "deferred charges" in the Company's consolidated balance sheets.

[2] Contract liabilities are included within accrued expenses and other current liabilities as "deferred revenues" in the Company's consolidated balance sheets.

During the year ended December 31, 2023, the Company recognized all of its contract liabilities balance as of December 31, 2022.

Unsatisfied performance obligations

Substantially all of the Company's unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

NOTE 18. SEGMENT INFORMATION

The Company operates its business as one operating segment and one reportable segment.

The Company's long-lived assets, net, by country of domicile are as follows (in millions):

| | December 31, | |
	2023	2022
Israel	$ 94.0	$ 100.9
USA	64.8	62.0
Ukraine	21.8	26.1
Other	39.6	40.9
Total long-lived assets, net	$ 220.2	$ 229.9

NOTE 19. APPRECIATION AND RETENTION PLANS

In August 2019, the Board approved the 2021-2024 Retention Plan. Under the 2021-2024 Retention Plan, eligible employees may be granted retention awards that let them receive their pro rata portion of a retention pool of $25 million per year for each of the plan years, and may also be granted appreciation units which allow the employee to receive their pro-rata portion of an appreciation pool calculated as a specified percentage of Retention Plan Adjusted EBITDA in each of the plan years, determined as follows:

For 2021, (A) 14% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

For 2022, (A) 14.5% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

For each of 2023 and 2024, (A) 15.0% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

Initial awards were granted under the 2021-2024 Retention Plan in August 2019, with subsequent awards to employees or consultants hired or retained after such date granted at the discretion of the administrator. Additional disclosure surrounding this plan and executive compensation can be found in the Company's proxy statement.

For certain participants, in the event of the participant's termination without cause or resignation for good reason, or termination by reason of death or disability, he or she will be eligible to receive a lump sum cash payment equal to his or her proportionate share (based on the number of retention units outstanding and eligible for payment as of such date) of the unpaid portion of the total retention pool for the remaining term of the 2021-2024 Retention Plan as of the date of termination, which amount shall be paid in cash within 60 days following the date of termination. In the event of such a termination, such participant will also remain eligible to receive payments in respect of his or her appreciation units for all vesting dates that have not yet occurred prior to the date of such termination, which payments will be made as and when such payments are made to other appreciation unit holders.

For all other participants, in the event of termination due to death or disability on or after January 1, 2021, but prior to December 31, 2024, the participant will receive a payment in respect of his or her proportionate share (based on the number of retention units outstanding and eligible for payment as of such date) of the unpaid portion of the total retention pool for the remaining term of the 2021-2024 Retention Plan as of the date of termination, pro-rated for the portion of the period between January 1, 2021 and December 31, 2024 that has elapsed prior to termination, payable within 60 days following termination. In addition, the participant will retain the right to receive payments for a pro-rated portion of his or her appreciation units for all vesting dates that have not yet occurred prior to the date of such termination, which payments will be made as and when such payments are made to other appreciation unit holders.

All payments triggered by a termination of employment or service will be subject to the execution of a general release of claims in favor of the company. If a participant terminates service for any reason other than as described above, the participant will immediately forfeit all unearned benefits related to his or her unvested retention units and appreciation units.

In October 2020, 43,000 appreciation units held under the 2021-2024 Retention Plan were cancelled. Pursuant to an amendment to the 2021-2024 Retention Plan adopted in October 2020, these cancelled appreciation units are considered "retired units" for purposes of the plan, and will be deemed to be outstanding and eligible for payment solely for purposes of determining the per unit value to be paid to participants, but no amounts will be paid with respect to such retired units.

Retention Plan Adjusted EBITDA represents Credit Adjusted EBITDA further adjusted to reflect certain elements of cash-based compensation including retention unit awards and appreciation unit awards under the 2021-2024 Plan and retention awards to key individuals with acquired companies.

The Company recognized compensation expenses in respect of retention bonus and appreciation unit awards under the 2021-2024 Plan of $111.9 million, $106.2 million and $112.7 million during the years ended December 31, 2023, 2022 and 2021 respectively.

The Company has also granted retention awards to key individuals associated with acquired companies as an incentive to retain those individuals on a long-term basis. The Company recognized compensation expenses associated with these development-related retention payments of $0.3 million, $7.7 million and $21.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 20. INTEREST EXPENSE AND OTHER, NET

Interest expense and other, net for the years ended December 31, 2023, 2022 and 2021, are as follows (in millions):

	Year ended December 31,		
	2023	2022	2021
Interest expense	$ 153.0	$ 117.5	$ 149.2
Interest income	(42.7)	(14.1)	(0.8)
Foreign currency translation differences, net	(1.3)	7.0	5.7
Other	0.5	0.2	(0.3)
Total interest expense and other, net	$ 109.5	$ 110.6	$ 153.8

NOTE 21. INCOME TAXES

Deferred tax assets and liabilities

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in millions):

	December 31,	
	2023	2022
Deferred tax assets		
Net operating loss carry-forwards	$ 32.6	$ 29.3
Accrued employee costs	8.7	8.3
Research and development expenses	57.7	41.8
Operating lease liabilities	20.9	21.4
Stock-based compensation	19.7	12.4
Interest expense	17.9	4.8
Foreign tax credit carryforward	37.2	37.2
Other	13.4	11.7
Deferred tax assets	208.1	166.9
Valuation allowances	(45.0)	(39.4)
Net deferred tax assets	163.1	127.5
Deferred tax liabilities		
Intangible assets	(36.4)	(54.6)
Undistributed foreign earnings	(11.0)	—
Debt issuance costs	(5.1)	(6.1)
Property and equipment	(8.1)	(9.0)
Derivative instruments	(8.4)	(11.3)
Operating lease right-of-use assets	(20.3)	(20.6)
Other	(4.1)	(4.2)
Deferred tax liabilities	(93.4)	(105.8)
Net deferred tax assets (liabilities)	$ 69.7	$ 21.7

Deferred taxes are reported in the accompanying consolidated balance sheets as follows (in millions):

| | December 31, | |
	2023	2022
Deferred tax assets, net	$ 99.3	$ 68.3
Deferred tax liabilities, net	(29.6)	(46.6)
Net deferred tax (liabilities) assets	$ 69.7	$ 21.7

Based on available evidence, management believes it is not more-likely-than-not that $45.0 million U.S. and Israel deferred tax assets will be fully realizable. Accordingly, in those jurisdictions, the Company has recorded a valuation allowance against these assets. The Company regularly reviews the deferred tax assets for recoverability based on all of the available positive and negative evidence, with a focus on historical taxable income, projected future taxable income, the expected timing of the reversals of existing taxable temporary differences and tax planning strategies by jurisdiction.

For the year ended December 31, 2021, the Company reversed the previously accrued deferred tax liability for undistributed foreign earnings and recognized $46.2 million of tax benefit. As of December 31, 2023, the Company has reevaluated its assertion and considered that some of the undistributed earnings of its non-U.S. subsidiaries may be repatriated in the near future. As a result, the Company accrued $11.0 million of estimated withholding tax liability. The Company considers all remaining undistributed earnings of its non-U.S. subsidiaries to be indefinitely reinvested, with the exception of certain subsidiaries that can repatriate tax-free. The determination of the amount of any deferred income or withholding tax liability on these earnings is not practicable because of the complexities of the hypothetical calculation.

Net operating loss carry-forwards

The Company has net operating loss carryforwards in certain jurisdictions, including Israel, Finland, and the U.S. of $126.7 million, $33.8 million, and $8.4 million, respectively. The net operating losses in Israel and the U.S. are carried forward indefinitely. The net operating losses in the Finland expire from 2031 through 2033.

The Company's income tax return is subject to examination by federal, state and non-U.S. tax authorities. The 2020 through 2022 U.S. federal income tax filings are currently open tax years available for examination by the IRS. U.S. state tax jurisdictions have statutes of limitation generally ranging from three to five years, with the earliest open tax year for the Company being 2018. Years still open to examination by tax authorities in Israel, which is the main jurisdiction other than the U.S. are 2017 through 2022. The Israeli tax authorities are currently examining tax years 2017 through 2021.

Income before income taxes is comprised as follows (in millions):

| | Year ended December 31, | | |
	2023	2022	2021
Domestic (U.S.)	$ 97.2	$ 127.0	$ 52.9
Foreign	294.9	233.8	355.5
Income before taxes on income	$ 392.1	$ 360.8	$ 408.4

Effective income tax rate reconciliations:

	Year ended December 31,		
	2023	**2022**	**2021**
US statutory tax rate	21.0 %	21.0 %	21.0 %
Foreign tax rate differentials	3.3 %	2.9 %	2.6 %
Effect of "Preferred Technology Enterprise" status	(4.6)%	(3.8)%	(6.4)%
Nondeductible stock-based compensation	1.5 %	2.4 %	2.0 %
162(m) Limitation	1.0 %	0.9 %	1.1 %
GILTI and Foreign adjustments	4.3 %	4.3 %	6.3 %
Change in valuation allowance	1.1 %	(4.0)%	0.9 %
Withholding taxes	0.1 %	1.3 %	0.1 %
State taxes, net of federal benefit	2.0 %	1.4 %	0.3 %
Change in uncertain tax positions	8.9 %	0.6 %	5.8 %
Repatriation of undistributed dividends	2.8 %	— %	(11.3)%
Return-To-Provision Adjustments	(1.2)%	(4.7)%	1.7 %
Other	(0.1)%	1.4 %	0.4 %
Effective tax rate	40.1 %	23.7 %	24.5 %

The Company believes that certain of its Israeli subsidiaries qualify as Preferred Technology Enterprises, entitled to a special tax track, under the Israeli Investment Law, 5719-1959 (the "Investment Law") and accordingly are eligible for a reduced corporate tax rate of 12% on their preferred technology income, as defined in the Investment Law, beginning from tax year 2017 and onwards. A Preferred Technology Enterprise becomes a Special Preferred Technology Enterprise and is entitled to a reduced corporate tax rate of 6% on their preferred technology income when the worldwide revenues reach ILS 10 billion annually. The Company expects that the Israeli subsidiaries qualifying as Preferred Technology Enterprises in the current year will continue to qualify as Preferred Technology Enterprises or become Special Preferred Technology Enterprises in subsequent tax years. Income not eligible for Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate at 23% beginning in 2018. Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. During the fourth quarter of 2022, the Company received an assessment from the Israel Tax Authority asserting that a smaller proportion of the Company's 2017 earnings qualified for reduced tax rates under the Preferred Technology Enterprise regime than what the Company had asserted on its tax return. Applying this same assertion to all open tax years 2017 through 2023, the assessment results in an aggregate exposure of approximately $133.3 million more income tax than what the Company has included on its prior tax returns for 2017 through 2022, or expects to include on its upcoming 2023 tax return. During the first quarter of 2023, the Company filed an appeal of the 2017 assessment and believes that its associated reserves are adequate based on available information. However, it is possible that any final amounts payable in connection with this tax assessment could exceed the Company's current reserves.

The provision for income taxes is comprised as follows (in millions):

	Year ended December 31,					
	2023		**2022**		**2021**	
Current	$	214.0	$	134.2	$	172.3
Deferred		(56.9)		(48.7)		(72.4)
Total	$	157.1	$	85.5	$	99.9
Domestic (U.S.)	$	42.4	$	(27.2)	$	(19.6)
Foreign		114.7		112.7		119.5
Total	$	157.1	$	85.5	$	99.9

		Year ended December 31,				
		2023		**2022**		**2021**
U.S. Federal						
Current	$	63.1	$	(32.4)	$	24.9
Deferred		(30.8)		(1.3)		(48.5)
Total	$	32.3	$	(33.7)	$	(23.6)
U.S. State						
Current	$	9.9	$	9.2	$	3.5
Deferred		0.2		(2.7)		0.5
Total	$	10.1	$	6.5	$	4.0
Foreign						
Current	$	141.0	$	157.5	$	143.9
Deferred		(26.3)		(44.8)		(24.4)
Total	$	114.7	$	112.7	$	119.5

Uncertain tax positions

A reconciliation of the opening and closing balances of total unrecognized tax benefits is as follows (in millions):

		Year ended December 31,		
		2023		**2022**
Balance as of January 1	$	231.4	$	114.2
Increases in respect of tax positions related to the current year		56.7		44.5
Increases in respect of tax positions related to prior years		0.9		87.0
Reductions in respect of settlements with authorities		(4.3)		(1.2)
Reductions in respect of tax positions related to prior years		(0.2)		(9.4)
Reductions in respect of exchange rate fluctuations		(23.5)		(3.7)
Balance as of December 31	$	261.0	$	231.4

Included in the balance of total unrecognized tax benefits at December 31, 2023 is $95.6 million of tax benefits that if recognized, would affect the Company's effective tax rate. The balance of the accrual relating to interest and penalties as of December 31, 2023 is $19.8 million. The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits could change significantly within 12 months of the reporting date as a result of the open examination in Israel for the tax years ended 2017 through 2021. The nature of this uncertainty primarily relates to the applicability of beneficial tax rates on certain income streams. However, a reasonable estimate of the range of possible changes cannot be made at this time.

As of December 31, 2023, the Company has a net unrecognized tax benefit liability of $47.6 million associated with potential transfer pricing adjustments. The applicable guidance prohibits offsetting the unrecognized tax benefit liability and the unrecognized tax benefit asset amounts and accordingly, the Company presents such amounts on the balance sheet on a gross basis.

Pillar Two

In October 2021, the Organization for Economic Cooperation and Development finalized key components of the Base Erosion and Profits Shifting Project, a two-pillar plan on global tax reform. Pillar Two requires multinational enterprises with an annual global turnover exceeding €750 million to pay a global minimum tax of 15%. Pillar Two legislation has been enacted or substantively enacted in the UK and certain jurisdictions in the EU where the Company operates, effective beginning 2024. Additionally, the Company expects legislation to be enacted in Israel in the foreseeable future. The

Company has performed a preliminary assessment of the potential exposure to Pillar Two income taxes based on available information and does not currently expect a material impact on its financial statements.

NOTE 22.   ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table shows a summary of changes in accumulated other comprehensive income (loss), net of tax, for the respective periods (in millions):

	Foreign Currency Translation	Interest Rate Swaps	Foreign Currency Derivative Contracts	Total
Balance as of January 1, 2022	$ (1.9)	$ 4.2	$ 0.9	$ 3.2
Other comprehensive income (loss) before reclassifications	(13.7)	36.4	(13.0)	9.7
Amounts reclassified from accumulated other comprehensive income (loss)	—	(2.9)	7.6	4.7
Balance as of December 31, 2022	(15.6)	37.7	(4.5)	17.6
Other comprehensive income (loss) before reclassifications	5.6	12.3	(1.7)	16.2
Amounts reclassified from accumulated other comprehensive income (loss)	—	(22.2)	9.0	(13.2)
Balance as of December 31, 2023	$ (10.0)	$ 27.8	$ 2.8	$ 20.6

The amounts in the summary of changes in accumulated other comprehensive income (loss) tables, above, are net of tax expense/(benefits) as follows (in millions):

	Year ended December 31,		
	2023	2022	2021
Interest rate swaps	$ (3.0)	$ 10.0	$ 1.3
Foreign currency derivative contracts	1.4	(1.0)	—

Amounts reclassified from accumulated other comprehensive income for interest rate swaps and foreign currency derivative contracts were reclassified to interest expense and operating expenses, respectively, in the Company's consolidated statements of comprehensive income during the years ended December 31, 2023 and 2022.

NOTE 23.   NET INCOME ATTRIBUTABLE TO ORDINARY STOCKHOLDERS

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary stockholders (in millions, except per share data):

	Year ended December 31,		
	2023	2022	2021
Numerator:			
Net income	$ 235.0	$ 275.3	$ 308.5
Denominator:			
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	366.3	401.0	408.9
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	366.8	401.6	411.0
Net income per share, basic	$ 0.64	$ 0.69	$ 0.75
Net income per share, diluted	$ 0.64	$ 0.69	$ 0.75

The Company uses the treasury stock method on a grant-by-grant basis as the method for determining the dilutive effect of options, RSUs and PSUs. Under this method, it is assumed that the hypothetical proceeds received upon settlement are used to repurchase common shares at the average market price during the period. The following outstanding employee equity awards were excluded from the calculation of diluted net income per share because their effect would have been anti-dilutive for the periods presented (in millions):

	Year ended December 31,		
	2023	**2022**	**2021**
Stock options	2.2	15.8	7.8
RSUs	10.9	13.0	4.5
Total	13.1	28.8	12.3

Option awards that were deemed to be anti-dilutive and were modified in the Option Exchange are included in table above for the period they were outstanding in 2022 prior to the Option Exchange. In addition, 2.2 million PSUs were excluded from the calculation of diluted net income per share for the year ended December 31, 2023 because the minimum performance measures have not yet been met.

NOTE 24. SUBSEQUENT EVENTS

On February 25, 2024, Board of Directors of the Company declared a cash dividend of $0.10 per share of the Company's outstanding common stock, payable on April 5, 2024 to stockholders of record as of the close of business on March 22, 2024, with future dividends subject to market conditions and Board approval.

The Company's management evaluates subsequent events through the date of issuance of the consolidated financial statements. Other than the dividend declaration and equity-related items disclosed in *Note 13, Equity Transactions and Stock Incentive Plan,* there have been no other subsequent events that occurred during such period that would require adjustment to or disclosure in the consolidated financial statements as of and for the year ended December 31, 2023.

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A.   **CONTROLS AND PROCEDURES**

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2023, the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent registered public accounting firm, as stated in their report in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B.   **OTHER INFORMATION**

None.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

ITEM 10. **DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE**

The information required by this item regarding the members of our Board of Directors and our audit committee, including our audit committee financial expert, will be included in our definitive Proxy Statement to be filed with the SEC in connection with our 2024 annual meeting of stockholders (the "Proxy Statement") under the headings "Corporate Governance," "Executive Officers," "Election of Directors" and "Ownership of Securities," and is incorporated herein by reference.

We have adopted a code of ethics applicable to all of our employees (including our principal executive officer, principal financial officer and principal accounting officer). The code of ethics is designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. The full text of our code of ethics is published in the "Investors-Governance" section of our website at https://investors.playtika.com/corporate-governance/documents-and-charters.

ITEM 11. **EXECUTIVE COMPENSATION**

The information required by this item will be included in the Proxy Statement under the headings "Director Compensation" and "Executive Compensation," and is incorporated herein by reference.

ITEM 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this item with respect to security ownership of certain beneficial owners will be included in the Proxy Statement under the heading "Ownership of Securities," and is incorporated herein by reference.

ITEM 13. **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this item will be included in the Proxy Statement under the headings "Certain Relationships and Related Transactions" and "Corporate Governance," and is incorporated herein by reference.

ITEM 14. **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by this item will be included in the Proxy Statement under the heading "Independent Registered Public Accounting Firm" and is incorporated herein by reference.

ITEM 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)(1) Playtika Holding Corp. Consolidated Financial Statements (including related notes to Consolidated Financial Statements) filed in Part II, Item 8 of this report are listed below:

> **Reports of Independent Registered Public Accounting Firm**
> **Consolidated Balance Sheets as of December 31, 2023 and 2022**
> **Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021**
> **Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2023, 2022 and 2021**
> **Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021**
> **Notes to Consolidated Financial Statements**

(a)(2)   **Schedule II - Valuation and Qualifying Accounts**

All other schedules have been omitted because they are not applicable or the required information is otherwise included.

PLAYTIKA HOLDING CORP.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in millions)

	Balance at Beginning of Period		Increase		Decrease		Balance at End of Period
Deferred income tax valuation allowance:							
Year ended December 31, 2023	$	39.4	$	5.8	$	(0.2)	$	45.0
Year ended December 31, 2022		53.8		—		(14.4)		39.4
Year ended December 31, 2021		49.9		6.5		(2.6)		53.8

(a)(3) Exhibits:

Exhibit Number	Exhibit Description	Filed or Furnished Herewith
2.1	Share Purchase Agreement, dated as of September 14, 2023, by and among Playtika Ltd., G.S. InnPlay Labs Ltd. and the shareholders of InnPlay Labs Ltd. (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the SEC on September 15, 2023)	
3.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, as filed with the SEC on January 20, 2021)	
3.2	Second Amended and Restated Bylaws of Playtika Holding Corp, adopted on February 7, 2024 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, as filed with the SEC on February 9, 2024)	
4.1	Form of Certificate of Common Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
4.2	Equity Plan Stockholders Agreement, dated June 26, 2020, by and between Playtika Holding Corp. and certain of its stockholders (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
4.3	Amendment No. 1 to Equity Plan Stockholders Agreement, dated January 20, 2021, by and between Playtika Holding Corp., certain of its stockholders and affiliated parties thereto (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the SEC on January 20, 2021)	
4.4	Description of Securities (incorporated herein by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K, as filed with the SEC on February 26, 2021)	
4.5	First Supplemental Indenture and Subsidiary Guarantee, dated August 26, 2021, among Playtika Holding Corp., Playtika ST Holding GmbH, Seriously Digital Entertainment Oy, Supertreat GmbH, Wooga GmbH, Wooga ParentCo DE GmbH and Wilmington Trust, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, as filed with the SEC on November 4, 2021)	
4.6	Stockholders Agreement dated July 11, 2022, between Playtika Holding Corp. and Joffre Palace Holdings Limited (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the SEC on July 11, 2022)	
10.1	Form of Indemnification Agreement between Playtika Holding Corp. and its directors and officers (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.2#	Playtika Holding Corp. 2021-2024 Retention Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.3#	Amendment No. 1 to Playtika Holding Corp. 2021-2024 Retention Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.4#	Form of Executive Retention Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.5#	Form of Non-Executive Retention Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.6#	Form of Executive Appreciation Unit Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.7#	Form of Non-Executive Appreciation Unit Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.8#	Form of Amendment to Playtika Holding Corp. 2021-2024 Retention Plan Agreements dated June 26, 2020 with U.S. Executives (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.9#	Amendment to Appreciation Unit Award Agreements under 2021-2024 Playtika Holding Corp. Retention Plan between Playtika Holding Corp. and Robert Antokol (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.10#	2020 Incentive Award Plan, including Sub-Plan for Israeli Participants (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.11#	Amendment No. 1 to Playtika Holding Corp. 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.12#	Form of Restricted Stock Unit Agreement under 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.13#	Form of Restricted Stock Unit Agreement for Israeli Participants under 2020 Incentive Award Plan (incorporated by reference herein to Exhibit 10.20 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.14#	Form of Stock Option Agreement under 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.15#	Form of Stock Option Agreement for Israeli Participants under 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	

10.16#	Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.23 to Amendment No. 1 to the Company's Registration Statement on Form S-1, as filed with the SEC on January 7, 2021)	
10.17	Credit Agreement, dated as of December 10, 2019, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto (incorporated herein by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.18	Incremental Assumption Agreement No. 1, dated as of June 15, 2020, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto (incorporated herein by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.19	First Amendment to Credit Agreement, dated as of October 23, 2020, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto (incorporated herein by reference to Exhibit 10.26 to Amendment No. 1 to the Company's Registration Statement on Form S-1, as filed with the SEC on January 7, 2021)	
10.20	Incremental Assumption Agreement No. 2, dated as of January 14, 2021, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on January 20, 2021)	
10.21#	Employment Agreement, dated as of December 20, 2011, by and between Playtika Ltd. and Robert Antokol (incorporated herein by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.21.1#	Amendment to Employment Agreement, dated as of December 12, 2022, by and between Playtika Ltd. and Robert Antokol (incorporated herein by reference to Exhibit 10.21.1 to the Company's Annual Report on Form 10-K, as filed with the SEC on February 28, 2023)	
10.22#	Employment Agreement, dated as of March 15, 2017, by and between Playtika Ltd. and Nir Korczak (incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.23#	Employment Agreement, dated as of April 2, 2018, by and between Playtika Ltd. and Yael Yehudai (incorporated herein by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.24#	Employment Agreement, dated as of December 4, 2011, by and between Playtika Ltd. and Shlomi Aizenberg (incorporated herein by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.25#	Employment Agreement, dated as of May 25, 2011, by and between Playtika Ltd. and Ofer Kinberg (incorporated herein by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.25.1#	Amendment to Employment Agreement, dated as of December 15, 2014, by and between Playtika Ltd. and Ofer Kinberg (incorporated herein by reference to Exhibit 10.32.1 to the Company's Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)	
10.26#	Employment Agreement, dated as of August 17, 2016, by and between Playtika Ltd. and Erez Rachmil (incorporated herein by reference to Exhibit 10.1# to the Company's Quarter Report on Form 10-Q, as filed with the SEC on November 4, 2021)	
10.27#	Form of Performance Stock Unit Agreement under 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on February 11, 2022)	
10.28#	Form of Performance Stock Unit Agreement for Israeli Participants under 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on February 11, 2022)	
10.29#	Employment Agreement, dated as of December 6, 2016, by and between Playtika Ltd. and Eric Rapps (incorporated herein by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K, as filed with the SEC on March 1, 2022)	
10.30#	Form of Amendment to Performance Stock Unit Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on November 14, 2022)	
10.31#	Employment Agreement, dated as of November 30, 2022, by and between Playtika Ltd. and Gili Brudno (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, as filed with the SEC on May 4, 2023)	
10.32	Third Amendment to Credit Agreement, dated as of June 19, 2023, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties Thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Quarter Report on Form 10-Q, as filed with the SEC on August 8, 2023)	
21.1	List of Significant Subsidiaries of the Registrant	X
23.1	Consent of Independent Registered Public Accounting Firm	X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
97.1	Playtika Holding Corp. Policy for Recovery of Erroneously Awarded Compensation	X
101.INS	XBRL Inline Instance Document	X

101.SCH	XBRL Inline Taxonomy Extension Schema Document	X
101.CAL	XBRL Inline Taxonomy Extension Calculation Linkbase Document	X
101.DEF	XBRL Inline Taxonomy Extension Calculation Definition Document	X
101.LAB	XBRL Inline Taxonomy Extension Label Linkbase Document	X
101.PRE	XBRL Inline Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X

_____

\#   Indicates management contract or compensatory plan.

ITEM 16.   FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAYTIKA HOLDING CORP.

Registrant

By: /s/ Robert Antokol

Robert Antokol

Chief Executive Officer and Chairperson of the Board

Dated as of February 26, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 26, 2024.

Name	Title
/s/ Robert Antokol Robert Antokol	Chief Executive Officer (principal executive officer) and Chairperson of the Board of Directors
/s/ Craig Abrahams Craig Abrahams	President and Chief Financial Officer (principal financial officer)
/s/ Troy J. Vanke Troy J. Vanke	Chief Accounting Officer (principal accounting officer)
/s/ Marc Beilinson Marc Beilinson	Director
/s/ Bing Yuan Bing Yuan	Director
/s/ Tian Lin Tian Lin	Director
/s/ Dana Gross Dana Gross	Director
/s/ Hong Du Hong Du	Director

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ANNUAL SHAREHOLDERS
MEETING JUNE 11, 2024 at 9:00 a.m.,
Pacific Time

CORPORATE INFORMATION

PRINCIPAL OFFICE
Playtika Ltd.
HaChoshlim St 8
Herzliya Pituach, Israel

WEBSITE
www.playtika.com

INVESTOR RELATIONS
Tae Lee
ir@playtika.com

STOCK LISTING
Our Common Stock is listed and traded on the Nasdaq Global Select Market under the symbol "PLTK". The closing price per share of PLTK as of April 16, 2024 was $6.88.

CORPORATE GOVERNANCE
The Company's Corporate Governance Guidelines are available through the Investor Relations link on its website at www.playtika.com

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company LLC
620115th Avenue
Brooklyn, NY 11219

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
Tel Aviv, Israel

ADDITIONAL INFORMATION
Copies of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available free of charge to stockholders either on the Company's website or upon written request to the Company, sent to the attention of Investor Relations at the Company's principal office.

BOARD OF DIRECTORS

ROBERT ANTOKOL
Chief Executive Officer, Chairperson of Board and Co-Founder

MARC BEILINSON
Managing Partner of Beilinson Advisory Group

HONG DU
Co-President and Chief Operating Officer of SINA

DANA GROSS
Chief Operating Officer of Prospera Technologies

TIAN LIN
Managing Director of M31 Capital

BING YUAN
Co-Founder and Managing Partner of Rockets Capital Co-President and Chief Operating

EXECUTIVE OFFICERS and SENIOR MANAGEMENT

ROBERT ANTOKOL
Chief Executive Officer and Chairperson of the Board

CRAIG ABRAHAMS
President and Chief Financial Officer

OFER KINBERG
Chief Revenue Officer

SHLOMI AIZENBERG
Chief Operating Officer

MICHAELCOHEN
Chief Legal Officer and Corporate Secretary

EREZ RACHMIL
Chief Technology Officer

NIR KORCZAK
Chief Marketing Officer

GILI BRUDNO
Chief Human Resources Officer

